As filed with the Securities and Exchange Commission June 8, 2015

File No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CYTODYN INC.

(Exact name of registrant as specified in its charter)

Colorado	75-3056237
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

1111 Main Street, Suite 660

Vancouver, Washington 98660

(360) 980-8524

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nader Pourhassan

President and Chief Executive Officer

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Telephone: (360) 980-8524

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copy to:

Michael J. Lerner, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Telephone: (212) 262-6700

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common Stock, no par value	30,754,131 shares(1)(2)	$0.98	$30,139,048	$3,502

(1)	The shares of common stock to be offered for resale by selling shareholders include: (a) 11,233,666 shares issuable upon exercise, at an exercise price of $0.75 per share, of warrants issued in private placement transactions, (b) 923,072 shares issuable upon exercise, at an exercise price of $0.50 per share, of warrants issued in a bridge financing transaction, (c) 4,860,092 shares issuable upon exercise, at an exercise price of $0.75 per share, of warrants issued to our placement agent and its employees, (d) 6,311,232 shares issuable upon exercise, at an exercise price of $1.00 per share, of warrants issued in connection with an offer to induce the conversion of outstanding promissory notes, (e) 525,641 shares issued upon the inducement to exercise warrants related to previously converted or repaid promissory notes, (f) 5,308,040 shares issuable upon the conversion of promissory notes issued in a private placement transaction, (g) 1,061,586 shares issuable upon exercise, at an exercise price of $0.75 per share, of warrants issued in such private placement transaction, and (h) 530,802 shares issuable upon exercise, at an exercise price of $0.75 per share, of a warrant issued to our placement agent for such private placement transaction.
(2)	Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of shares that may be issued upon stock splits, stock dividends or similar transactions.
(3)	Estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee, based on the average of the high and low prices of shares of CytoDyn Common Stock reported on the OTC Bulletin Board on June 3, 2015.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission relating to these securities is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where such offer, solicitation or sale is not permitted.

Subject to Completion, dated June 8, 2015

Prospectus

30,754,131 SHARES OF COMMON STOCK

This prospectus relates to the offer and sale of up to 30,754,131 shares of our common stock by the selling shareholders identified in this prospectus. The shares being offered include:

•	11,233,666 shares issuable upon exercise, at an exercise price of $0.75 per share, of warrants issued in connection with private placement transactions;

•	923,072 shares issuable upon exercise, at an exercise price of $0.50 per share, of warrants issued in a privately placed bridge financing transaction;

•	a total of 4,860,092 shares issuable upon exercise, at an exercise price of $0.75 per share, of warrants issued to our placement agent and its employees for such private placement transaction;

•	6,311,232 shares issuable upon exercise, at an exercise price of $1.00 per share, of warrants issued in connection with an offer to induce conversion of outstanding promissory notes;

•	525,641 shares issued upon the inducement to exercise warrants related to previously converted or repaid promissory notes;

•	5,308,040 shares issuable upon the conversion of promissory notes issued in a private placement transaction;

•	1,061,586 shares issuable upon exercise, at an exercise price of $0.75 per share, of warrants issued in such private placement transaction; and

•	530,802 shares issuable upon exercise, at an exercise price of $0.75 per share, of a warrant issued to our placement agent for such private placement transaction.

The selling shareholders may sell all or a portion of these shares from time to time, in amounts, at prices and on terms determined at the time of sale. The shares may be sold by any means described in the section of this prospectus entitled “Plan of Distribution” beginning on page 22.

We will not receive any proceeds from the sale of these shares. We will, however, receive cash proceeds equal to the total exercise price of warrants that are exercised for cash.

Our common stock is quoted on the OTCQB of the OTC Markets under the symbol “CYDY.” On June 3, 2015, the closing price of our common stock was $0.98 per share.

Investing in our common stock involves risks. You should read and carefully consider the “Risk Factors” section beginning on page 4 before investing in our common stock.

Neither the Securities and Exchange Commission nor any state regulatory agency has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2015.

In making your investment decision, you should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information.

We are not making an offer to sell or seeking an offer to buy any shares of common stock in any jurisdiction where the offer or sale is not permitted.

You should not assume that the information contained in this prospectus is complete and accurate as of any date other than the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities offered hereby.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements that involve risks, uncertainties and assumptions that are difficult to predict. Words and expressions reflecting optimism, satisfaction or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Our forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in or expressed by such statements. In evaluating all such statements we urge you to specifically consider various risk factors identified in this prospectus, including the matters set forth under the heading “Risk Factors,” any of which could cause actual results to differ materially from those indicated by our forward-looking statements.

Our forward-looking statements reflect our current views with respect to future events and are based on currently available financial, economic, scientific, and competitive data and information on current business plans. You should not place undue reliance on our forward-looking statements, which are subject to risks and uncertainties relating to, among other things: (i) general economic and business conditions, (ii) changes in foreign, political, and social conditions, (iii) regulatory initiatives, compliance with governmental regulations and the regulatory approval process, (iv) our ability to achieve approval of a marketable product, (v) design, implementation and conduct of clinical trials, (vi) the results of our clinical trials, including the possibility of unfavorable clinical trial results, (vii) the market for, and marketability of, any product that is approved, (viii) the existence or development of vaccines, drugs, or other treatments for infection with the Human Immunodeficiency Virus that are viewed by medical professionals or patients as superior to our products, (ix) the specific risk factors discussed under the heading “Risk Factors” below, and (x) various other matters, many of which are beyond our control. Should one or more of these risks or uncertainties develop, or should underlying assumptions prove to be incorrect, actual results may vary materially and adversely from those anticipated, believed, estimated, or otherwise indicated by our forward-looking statements.

We intend that all forward-looking statements made in this prospectus will be subject to the safe harbor protection of the federal securities laws pursuant to Section 27A of the Securities Act of 1933, as amended, to the extent applicable. Except as required by law, we do not undertake any responsibility to update these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by these forward-looking statements.

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus. It does not contain all the information that is important to you. You should read the entire prospectus, including the section entitled “Risk Factors,” before making an investment decision.

Corporate Information

CytoDyn Inc. is a Colorado corporation with its principal business office at 1111 Main Street, Suite 660, Vancouver, Washington 98660. Our website can be found at www.cytodyn.com. We do not intend to incorporate any contents from our website into this prospectus.

Unless the context otherwise requires, references in this prospectus to “CytoDyn,” the “Company,” “we,” “our,” or “us” are to CytoDyn Inc. and its subsidiaries.

The Company

We are a publicly traded biotechnology company focused on the clinical development and potential commercialization of humanized monoclonal antibodies for the treatment and prevention of Human Immunodeficiency Virus (“HIV”) infection. Our lead product candidate, PRO 140, belongs to a class of HIV therapies known as entry inhibitors. These therapies potentially block HIV from entering into and infecting certain cells. Although CytoDyn intends to focus its efforts on PRO 140, we also hold certain rights in two proprietary platform technologies: Cytolin®, a monoclonal antibody targeting HIV with a mechanism of action which may prove to be synergistic to that of PRO 140 and other treatments, and CytoFeline™, a monoclonal antibody targeting Feline Immunodeficiency Virus.

The Transactions

The shares of our common stock being offered for resale by selling shareholders named herein pursuant to this prospectus were primarily issued in connection with private placement transactions and the inducement of the exercise of certain warrants.

On March 7, 2013 and May 31, 2013, we issued warrants to an individual to purchase 333,334 and 192,307, respectively, shares of common stock at an exercise price of $0.75 and $2.00 per share in connection with a private placement. Such warrants were exercised on January 20, 2015 at $0.55 per share in connection with an offer to induce the exercise of such warrants. A total of 525,641 shares of our Common Stock (the “Shares”) were issued in connection with such exercise.

On July 31, 2013, we issued to seven individuals and one entity a total of $1.2 million in unsecured convertible promissory notes bearing interest at a rate of 5% per year and convertible into shares of our common stock at a price of $0.65 per share (the “Bridge Notes”). We paid our placement agent, Paulson Investment Company, Inc. (“Paulson”), a 10% cash commission on the gross sale proceeds of the Bridge Notes. In connection with the sale of the Bridge Notes, we issued to the purchasers, warrants (the “Bridge Warrants”) to purchase a total of 923,072 shares of common stock exercisable at a price of $0.50 per share, expiring on July 31, 2016. Each holder of a Bridge Note had the right to convert all, but not less than all, of the principal amount of such notes, plus accrued but unpaid interest, into Units in our private placement, as described below. A total of $850,000 in principal amount of Bridge Notes was converted to Units in our private placement, $250,000 was repaid, and $100,000 plus accrued interest was later converted to 157,154 shares of common stock.

On October 23, 2013, we completed a private placement of 11,234,241 units (“Units”) for total gross proceeds of approximately $14.5 million (including Bridge Notes converted into Units). Each Unit was comprised of two shares of our common stock plus a warrant to purchase one additional share of common stock exercisable at an exercise price of $0.75 per share, expiring five years from the date of issuance. A total of 22,465,620 shares of common stock were issued, together with warrants (“Unit Warrants”) to purchase a total of 11,234,241 additional shares of our common stock.

From October 2012 to January 2013, we issued to 14 individuals and three entities a total of approximately $6.0 million in unsecured convertible promissory notes bearing interest at a rate of 5% or 10% per year and convertible into shares of our common stock at a price of $0.75 per share (the “Convertible Notes”). In connection with an offer to induce the conversion of the remaining principal balance of the Convertible Notes of approximately $3.0 million in March 2015, we issued to the purchasers warrants (the “Conversion Warrants”) to purchase a total of 6,311,232 shares of common stock exercisable at a price of $1.00 per share. All but three of the Conversion Warrants are exercisable through October 2015, one Conversion Warrant, for the purchase of 530,641 shares of Common Stock, is exercisable through November 2015, one Conversion Warrant, for the purchase of 186,667 shares of Common Stock, is exercisable through December 2015, and one Conversion Warrant, for the purchase of 160,000 shares of Common Stock, is exercisable through January 2016.

On October 23, 2013, we paid Paulson a 10% cash commission and a 3% nonaccountable, administrative fee on the gross sale proceeds of the Units (other than Units issued upon conversion of the Bridge Notes). With respect to the converted Bridge Notes, the placement agent received a 5% cash commission on the converted amount. We also issued to Paulson assignable warrants (the “Placement Agent Warrants”) to purchase 4,860,092 shares of our Common Stock at an exercise price of $0.75 per share. The Placement Agent Warrants expire seven years from the date of issuance. In addition, warrants to purchase 80,000 shares of common stock originally issuable to Paulson were instead issued to an assignee as Unit Warrants pursuant to a settlement between us and Paulson. If Unit Warrants are exercised in the future, Paulson will be entitled to an additional cash fee of 6% of the gross exercise proceeds realized by us.

On May 15, 2015, we completed a private placement of convertible promissory notes (the “Private Placement Notes”) in the aggregate principal of $3,981,050, convertible into an aggregate of 5,308,040 shares of Common Stock, together with warrants (the “Private Placement Warrants”) to purchase an aggregate of 1,061,586 shares of Common Stock at an exercise price of $0.75 per share. We issued to, Paulson, as placement agent in this offering, a Private Placement Warrant to purchase an aggregate of 530,802 shares of Common Stock, with an exercise price of $0.75 per share. This warrant expires five years from the date of issuance.

The offer and sale of the Shares, Convertible Notes, Bridge Notes, Bridge Warrants, Units, Unit Warrants, Conversion Warrants, Placement Agent Warrants, Private Placement Notes and Private Placement Warrants were intended to be exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) of the Securities Act and the safe harbor provisions of Rule 506(b) of Regulation D promulgated thereunder applicable to sales of securities exclusively to accredited investors, as that term is defined in Rule 501(a) of Regulation D.

This Offering

Securities being offered:	30,754,131 shares of common stock, including 11,234,666 shares that may be issued upon exercise of the Unit Warrants, 923,072 shares that may be issued upon exercise of the Bridge Warrants, 4,860,092 shares that may be issued upon exercise of the Placement Agent Warrants, 6,311,232 shares that may be issued upon the exercise of the Conversion Warrants, 525,641 shares issued upon the exercise of previously issued warrants, 5,308,040 shares that may be issued upon the conversion of the Private Placement Notes, and 1,592,390 shares that may be issued upon the exercise of the Private Placement Warrants.

Use of proceeds:	We will not receive any of the proceeds from the sale or other disposition of shares of our common stock by the selling shareholders. We may receive proceeds upon exercise for cash of the Unit Warrants, the Placement Agent Warrants, the Bridge Warrants and the Conversion Warrants, in which case such proceeds will be used for general working capital purposes. The Placement Agent Warrants include a cashless exercise feature, while the other warrants do not.

Market for common stock:	Our common stock is quoted on the OTCQB of the OTC Markets under the symbol “CYDY.” On June 3, 2015, the closing price of our common stock was $0.98 per share.

Risk factors:	See “Risk Factors” beginning on page 4 for risks you should consider before investing in our shares.

RISK FACTORS

The risks enumerated below are not the only risks we face, and the listed risk factors are not intended to be an all-inclusive discussion of all of the potential risks relating to our business. Any of the risk factors described below could significantly and adversely affect our business, prospects, financial condition and results of operations. Additional risks and uncertainties not currently known or that are currently considered to be immaterial may also materially and adversely affect our business.

Risks Related to Our Business

We are a biotechnology company and have a history of significant operating losses; we expect to continue to incur operating losses, and we may never achieve or maintain profitability.

We have not generated any revenue from product sales, licensing, or other potential sales to date. Since our inception, we have incurred operating losses in each year due to costs incurred in connection with research and development activities and general and administrative expenses associated with our operations. Our current drug candidate is in the later stages of clinical trials, and we expect to commence significant additional clinical trials before we can seek the regulatory approvals necessary to begin commercial sales. We expect to incur losses for the foreseeable futures as we continue development of, and seek regulatory approvals for, our drug candidate and commercialize any approved product usages. If our current drug candidate fails to gain regulatory approval, or if it or other candidates we own do not achieve approval and market acceptance, we will not be able to generate any revenue, or explore other opportunities to enhance shareholder value, such as through a sale. If we fail to generate revenue and eventually become and remain profitable, or if we are unable to fund our continuing losses, our shareholders could lose all or part of their investments.

We will need substantial additional funding, which may not be available or, if it is available, such financing may substantially dilute our existing shareholders.

The discovery, development, and commercialization of new treatments, such as our PRO 140 product candidate, entail significant costs. See “Our Business” below. As a result, to the extent further development and clinical trials of PRO 140 continue to appear promising and we elect to fund its development and commercialization, we will need to raise substantial additional capital, or enter into strategic partnerships, to enable us to:

•	fund clinical trials and seek regulatory approvals;

•	build or access manufacturing and commercialization capabilities;

•	pay required license fees, milestone payments, and maintenance fees;

•	develop, test, and, if approved, market our product candidate;

•	acquire or license additional internal systems and other infrastructure; and

•	hire and support additional management and scientific personnel.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances. We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative development programs or future commercialization initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our common stock is lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected.

The amount of financing we require will depend on a number of factors, many of which are beyond our control. Our results of operations, financial condition and stock price are likely to be adversely affected if our funding requirements increase or are otherwise greater than we expect.

Our future funding requirements will depend on many factors, including, but not limited to:

•	our stock price, which, if it declines, would serve as a disincentive to holders of our convertible promissory notes, totaling approximately $7.5 million in face amount at May 28, 2015, to exercise their conversion rights, thereby prolonging our interest expense burden and increasing the probability that repayment of principal of $5.5 million will be required in fiscal 2016;

•	the costs of clinical trials of PRO 140 and other development activities conducted by us directly, and our ability to successfully conclude the studies and achieve favorable results;

•	the rate of progress and commercial benefits to us, if any, related to clinical trials of PRO 140 being conducted at Drexel University College of Medicine (“Drexel”);

•	our ability to attract strategic partners to pay for or share costs related to our product development efforts;

•	the costs and timing of seeking and obtaining regulatory approvals and making related milestone payments due to Progenics Pharmaceuticals, Inc. (from which we acquired our PRO 140 product candidate) and other third parties;

•	the costs of filing, prosecuting, maintaining and enforcing patents and other intellectual property rights and defending against potential claims of infringement;

•	decisions to hire additional scientific or administrative personnel or consultants;

•	our ability to manage administrative and other costs of our operations; and

•	the presence or absence of adverse developments in our research program.

If any of these factors cause our funding needs to be greater than expected, our operations, financial condition, ability to continue operations and stock price may be adversely affected.

Our future cash requirements may differ significantly from our current estimates.

Our cash requirements may differ significantly from our estimates from time to time, depending on a number of factors, including:

•	the costs and results of clinical trials we are undertaking or may in the future pursue with PRO 140;

•	the time and costs involved in obtaining regulatory approvals;

•	whether our outstanding convertible notes are converted into equity or we receive additional cash upon the exercise of our outstanding common stock warrants;

•	whether we are able to obtain funding under future licensing agreements, strategic partnerships, or other collaborative relationships, if any;

•	the costs of compliance with laws, regulations, or judicial decisions applicable to us;

•	the costs of general and administrative infrastructure required to manage our business and protect corporate assets and shareholder interests; and

•	the ability to maintain and benefit from our clinical trial agreement with Drexel.

If we fail to raise additional funds on a timely basis we will need to scale back our business plans, which would adversely affect our business, financial condition, and stock price, and we may even be forced to discontinue our operations and liquidate our assets.

We have significant debt as a result of prior financings, all of which is scheduled to mature at various dates over the next two years. Our substantial indebtedness could adversely affect our business, financial condition and results of operations.

Our level of debt, which includes convertible promissory notes totaling approximately $7.5 million in face amount at May 28, 2015, could have significant consequences for our future operations, including, among others:

•	making it more difficult for us to meet our other obligations or raise additional capital;

•	resulting in an event of default, if we fail to comply with our payment obligations;

•	reducing the availability of any financing proceeds to fund operating expenses, other debt repayment, and working capital requirements; and

•	limiting our financial flexibility and hindering our ability to obtain additional financing.

Any of the above-listed factors could have a material adverse effect on our business, financial condition, results of operations, and ability to continue as a going concern.

Our ability to make interest and principal payments on our outstanding promissory notes will depend entirely on our ability to raise sufficient funds to satisfy our debt service obligations and our noteholders’ willingness to convert their notes to common shares, which will likely depend on our stock price from time to time. If noteholders do not elect to convert, it is likely that we will need to borrow or raise additional funds to make required principal and interest payments, as such payments become due and payable, or undertake alternative financing plans, such as refinancing or restructuring our debt, selling additional shares of capital stock, selling assets or reducing or delaying investments in our business. Any inability to obtain additional funds or alternative financing on acceptable terms would likely cause us to be unable to meet our payment obligations, which could have a material adverse effect on our business, financial condition and results of operations and our ability to continue to operate.

The agreement with Progenics pursuant to which we acquired our PRO 140 product candidate, and related license agreements assumed in the PRO 140 acquisition, require us to make significant milestone, royalty, and other payments, which will require additional financing and, in the event we do commercialize our PRO 140 product, decrease the revenues we may ultimately receive on sales.

Under the Progenics Agreement (see “Our Business—PRO 140” for a description), we must pay to Progenics and third party licensors significant milestone payments and royalties. For more information, please see the Progenics Agreement, which is attached as Exhibit 10.1 to our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2012, and the PDL License Agreement, which is filed as Exhibit 10.21 to our Annual Report on Form 10-K for the fiscal year ended May 31, 2013, filed with the SEC on August 29, 2013. In order to make the various milestone payments that are required, we will need to raise additional funds. In addition, our royalty obligations will reduce the economic benefits to us of any future sales if we do receive regulatory approval and seek to commercialize PRO 140.

Certain proposed clinical trials of PRO 140 depend on funding from National Institute of Health (“NIH”) grants awarded to Drexel and its principal investigator, Dr. Jeffrey M. Jacobson.

Prior to our acquisition of PRO 140, Progenics and Drexel and its principal investigator, Dr. Jeffrey M. Jacobson, were awarded various grants from the NIH to fund clinical trials of PRO 140, including two grants that remain open. Our ability to benefit commercially from this continued funding will depend on whether Dr. Jacobson’s protocols are structured in a manner that facilitates efforts to maintain PRO 140’s “fast track” drug candidate designation by the United States Food and Drug Administration (“FDA”) and obtain regulatory approval of commercially viable uses of PRO 140 in HIV-infected patients. We believe these clinical trials may constitute a Phase 2 study of PRO 140, but there can be no assurance that will be the case. If study protocols are not designed in a manner that provides commercial and regulatory benefits for us or if NIH funding is not maintained, is withdrawn, or proves insufficient, we may not derive any benefit from these clinical trials.

Clinical trials are expensive, time-consuming and subject to delay.

Clinical trials are subject to rigorous regulatory requirements and are expensive and time-consuming to design and implement. The length of time and number of trial sites and patients required for clinical trials vary substantially based on the type, complexity, novelty, intended use and any safety concerns relating to a drug candidate. We estimate that it may take at least two years to complete the necessary clinical trials, obtain regulatory approval from the FDA or other non-U.S. regulatory agency, and begin to commercialize PRO 140, even if trials are successful, of which there can be no assurance. Clinical trials for our other drug candidates, including Cytolin, may take significantly longer to complete, if they are pursued at all.

The commencement and completion of clinical trials which we are undertaking ourselves or are being conducted by Drexel could be delayed or prevented by many factors, including, but not limited to:

•	our ability to obtain regulatory or other approvals to commence and conduct clinical trials in the manner we or our partners consider appropriate for timely development;

•	our ability to identify and reach agreement on acceptable terms with prospective clinical trial sites and entities involved in the conduct of our clinical trials;

•	slower than expected rates of patient recruitment and enrollment, including as a result of competition with other clinical trials for patients, limited numbers of patients that meet the enrollment criteria, or the introduction of alternative therapies or drugs by others;

•	unforeseen issues with our relationship with our contract clinical management services provider;

•	delays in paying third-party vendors of biopharmaceutical services;

•	lack of effectiveness of our drug candidates during clinical trials; or

•	unforeseen safety issues.

Testing of our primary product candidate, PRO 140, is ongoing and our clinical trial results may not ultimately confirm initial positive indications, which would materially and adversely affect our business, financial condition and stock price.

Our efforts to commercialize PRO 140 are dependent on obtaining FDA or other non-U.S. regulatory agency approval of its use in HIV-infected patients. Although test results have been positive thus far, the process of obtaining approval of a drug product for use in humans is extremely lengthy and time-consuming, and numerous factors may prevent our successful development of PRO 140, including negative results in future clinical trials, the development by competitors of other products with equal or better results, or inability to obtain sufficient additional funding to continue to pursue development. Failure to successfully develop PRO 140 would have a material and adverse effect on our business, financial condition and stock price, and would threaten our ability to continue to operate our business, particularly since PRO 140 is the only product candidate we are actively pursuing at this time.

Although PRO 140 has been designated as a candidate for fast track approval by the FDA, our ability to obtain accelerated approval may be lost.

The FDA designated PRO 140 as a candidate for fast track consideration in 2006. The letter ascribing this designation stated that, if the clinical development program pursued for PRO 140 did not continue to meet the criteria for fast track designation, the Investigational New Drug (“IND”) application would not be reviewed under the fast track program. There is no assurance that the FDA will ultimately consider PRO 140 for approval on an accelerated basis. Failure to maintain eligibility for fast track review will likely result in requirements for longer or additional clinical trials and a slower approval process, resulting in additional costs and further delay in the potential realization of revenues from commercialization of PRO 140.

Any failure to attract and retain skilled directors, executives, employees and consultants could impair our drug development and commercialization activities.

Our business depends on the skills, performance, and dedication of our directors, executive officers and key scientific and technical advisors. All of our current scientific advisors are independent contractors and are either self-employed or employed by other organizations. As a result, they may have conflicts of interest or other commitments, such as consulting or advisory contracts with other organizations, which may affect their ability to provide services to us in a timely manner. We may need to recruit additional directors, executive management employees, and advisers, particularly scientific and technical personnel, which will require additional financial resources. In addition, there is currently intense competition for skilled directors, executives and employees with relevant scientific and technical expertise, and this competition is likely to continue. If we are unable to attract and retain persons with sufficient scientific, technical and managerial experience, we may be forced to limit or delay our product development activities or may experience difficulties in successfully conducting our business, which would adversely affect our operations and financial condition.

We do not have internal research and development personnel, making us dependent on consulting relationships and strategic alliances with industry partners.

We currently have no research and development staff or coordinators. We rely and intend to continue to rely on third parties for many of these functions. We engaged Amarex Clinical Research, LLC (“Amarex”), a full service clinical research organization, to manage our clinical trials and chemistry and manufacturing control (“CMC”) endeavors. As a result, we will be dependent on consultants and strategic partners in our development and commercialization activities, and it may be administratively challenging to monitor and coordinate these relationships. If we do not appropriately manage our relationships with third parties, we may not be able to successfully manage development, testing, and approval of our PRO 140 drug candidate or other products or commercialize any products that are approved, which would have a material and adverse effect on our business, financial condition and stock price.

We will need to outsource and rely on third parties for the clinical development and manufacture, sales and marketing of product candidates, and our future success will be dependent on the timeliness and effectiveness of the efforts of these third parties.

We are dependent on third parties for important aspects of our product development strategy. We do not have the required financial and human resources to carry out independently the pre-clinical and clinical development for our product candidate, and do not have the capability or resources to manufacture, market or sell our current product candidate. As a result, we contract with and rely on third parties for important functions, including testing, storing, and manufacturing our products and managing and conducting clinical trials from which we may obtain a benefit. We have recently entered into several agreements with third parties for such services. If problems develop in our relationships with third parties, or if such parties fail to perform as expected, it could lead to delays or lack of progress, significant cost increases, changes in our strategies, and even failure of our product initiatives.

We may not be able to identify, negotiate and maintain the strategic alliances necessary to develop and commercialize our products and technologies, and we will be dependent on our corporate partners if we do.

We may seek to enter into a strategic alliance with a pharmaceutical company for the further development and approval of one or more of our product candidates. Strategic alliances potentially provide us with additional funds, expertise, access, and other resources in exchange for exclusive or non-exclusive licenses or other rights to the technologies and products that we are currently developing or may explore in the future. We cannot give any assurance that we will be able to enter into additional strategic relationships with a pharmaceutical company or others in the near future or at all, or maintain our current relationships. In addition, we cannot assure you that any agreements we do reach will achieve our goals or be on terms that prove to be economically beneficial to us. When we do enter into strategic or contractual relationships, we become dependent on the successful performance of our partners or counter-parties. If they fail to perform as expected, such failure could adversely affect our financial condition, lead to increases in our capital needs, or hinder or delay our development efforts.

Clinical trials may fail to demonstrate the desired safety and efficacy of our product candidates, which could prevent or significantly delay completion of clinical development and regulatory approval.

Prior to receiving approval to commercialize PRO 140 or any other product candidates, we must adequately demonstrate to the FDA and any foreign regulatory authorities in jurisdictions in which we seek approval that it or any other product candidate is sufficiently safe and effective with substantial evidence from well-controlled clinical trials. In clinical trials, we will need to demonstrate efficacy for the treatment of specific indications and monitor safety throughout the clinical development process and following approval. If clinical work by us or others leads to undesirable adverse effects in patients, it could delay or prevent us from furthering the regulatory approval process or cause us to cease clinical trials with respect to any drug candidate. If our current or future preclinical studies or clinical trials are unsuccessful, our business will be significantly harmed and our stock price would be negatively affected.

Our product candidates are subject to the risks of failure inherent in drug-related product development. Preclinical studies may not yield results that adequately support our regulatory applications. Even if these applications are filed with respect to our product candidates, the results of preclinical studies do not necessarily predict the results of clinical trials. In addition, even if we believe the data collected from clinical trials of our product candidates are promising, these data may not be sufficient to support approval by the FDA or foreign regulatory authorities. If regulatory authorities do not approve our products or if we fail to maintain regulatory compliance, we would be unable to commercialize our products, and our business, results of operations and financial condition would be harmed.

Our competitors may develop drugs that are more effective, safer and less expensive than ours.

We are engaged in the HIV treatment sector of the biopharmaceutical industry, which is intensely competitive. There are current treatments that are quite effective at controlling the effects of HIV, and we expect that new developments by other companies and academic institutions in the areas of HIV treatment will continue. If approved for marketing by the FDA, depending on the approved clinical indication, our product candidates may be competing with existing and future antiviral treatments for HIV.

Our competitors may:

•	develop drug candidates and market drugs that increase the levels of safety or efficacy that our product candidates will need to show in order to obtain regulatory approval;

•	develop drug candidates and market drugs that are less expensive or more effective than ours;

•	commercialize competing drugs before we or our partners can launch any products we are working to develop;

•	hold or obtain proprietary rights that could prevent us from commercializing our products; or

•	introduce therapies or market drugs that render our potential product candidates obsolete.

We expect to compete against large pharmaceutical and biotechnology companies and smaller companies that are collaborating with larger pharmaceutical companies, new companies, academic institutions, government agencies and other public and private research organizations. These competitors, in nearly all cases, operate research and development programs that have substantially greater financial resources than we do. Our competitors also have significantly greater experience in:

•	developing drug and other product candidates;

•	undertaking preclinical testing and clinical trials;

•	building relationships with key customers and opinion-leading physicians;

•	obtaining and maintaining FDA and other regulatory approvals;

•	formulating and manufacturing drugs;

•	launching, marketing and selling drugs; and

•	providing management oversight for all of the above-listed operational functions.

If we fail to achieve superiority over other existing or newly developed treatments, we may be unable to obtain regulatory approval. If our competitors market drugs that are less expensive, safer or more effective than our potential product candidates, or that gain or maintain greater market acceptance, we may not be able to compete effectively.

We expect to rely on third party manufacturers and will be dependent on their quality and effectiveness.

Our primary product candidate and potential drug candidates require precise, high-quality manufacturing. The failure to achieve and maintain high manufacturing standards, including failure to detect or control anticipated or unanticipated manufacturing errors or the frequent occurrence of such errors, could result in patient injury or death, discontinuance or delay of ongoing or planned clinical trials, delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals and other problems that could seriously hurt our business. Contract drug manufacturers often encounter difficulties involving production yields, quality control and quality assurance and shortages of qualified personnel. These manufacturers are subject to stringent regulatory requirements, including the FDA’s current good-manufacturing-practices regulations and similar foreign laws and standards. If our contract manufacturers fail to maintain ongoing compliance at any time, the production of our product candidates could be interrupted, resulting in delays or discontinuance of our clinical trials, additional costs and loss of potential revenues.

We may not be able to successfully scale-up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

In order to conduct larger-scale or late-stage clinical trials and for commercialization of any resulting product, if that candidate is approved for sale, we will need to manufacture it in larger quantities. We may not be able to successfully increase the manufacturing capacity for any of our product candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If we are unable to successfully scale up the manufacture of our product candidates in sufficient quality and quantity, the development and testing of that product candidate and regulatory approval or commercial launch of any resulting product may be delayed, which could significantly harm our business.

There is uncertainty relating to our product candidate Cytolin, and our business may be adversely affected if it later proves not to have the novel and beneficial characteristics we currently believe it to possess.

Until late 2012, the primary focus of our business was on the development of Cytolin, a monoclonal antibody that has, what we believe are, novel mechanisms of action directed against the replication of HIV. We do not understand all of the biomechanical mechanisms of Cytolin and we are not actively pursuing its development and review at this time. If we cannot determine how Cytolin acts to reduce the viral load of HIV infection, we may not seek or be able to obtain regulatory approval of its use in human patients.

We may be subject to potential product liability and other claims that could materially impact our business and financial condition.

The development and sale of medical products exposes us to the risk of significant damages from product liability and other claims, and the use of our product candidates in clinical trials may result in adverse effects. We cannot predict all the possible harms or adverse effects that may result. We maintain a modest amount of product liability insurance to provide some protections from claims. Nonetheless, we may not have sufficient resources to pay for any liabilities resulting from a personal injury or other claim, even if it is partially covered by insurance. In addition to the possibility of direct claims, we may be required to indemnify third parties against damages and other liabilities arising out of our development, commercialization and other business activities, which would increase our liability exposure. If third parties that have agreed to indemnify us fail to do so, we may be held responsible for those damages and other liabilities as well.

Legislative, regulatory, or medical cost reimbursement changes may adversely impact our business.

New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, that relate to the health care system in the U.S. and in other jurisdictions may change the nature of and regulatory requirements relating to drug discovery, clinical testing and regulatory approvals, limit or eliminate payments for medical procedures and treatments, or subject the pricing of pharmaceuticals to government control. Outside the U.S., and particularly in the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In addition, third-party payers in the U.S. are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly approved health care products. Significant changes in the health care system in the U.S. or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could have a material adverse effect on our projected future operating results and our ability to raise capital, commercialize products, and remain in business.

If we are unable to effectively implement or maintain a system of internal control over financial reporting, we may not be able to accurately or timely report our financial results and our stock price could be adversely affected.

Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations require us to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year, and to include a management report assessing the effectiveness of our internal control over financial reporting in our Annual Report on Form 10-K for that fiscal year. Management determined that as of both May 31, 2014, and May 31, 2013, our disclosure controls and procedures and internal control over financial reporting were not effective due to material weaknesses in our internal control over financial reporting related to inadequate segregation of duties over authorization, review and recording of transactions, as well as the financial reporting of such transactions. Any failure to implement new or improved controls necessary to remedy the material weaknesses described above, or difficulties encountered in the implementation or operation of these controls, could harm our operations, decrease the reliability of our financial reporting, and cause us to fail to meet our financial reporting obligations, which could adversely affect our business and reduce our stock price.

Our success depends substantially upon our ability to obtain and maintain intellectual property protection relating to our product candidates and research technologies.

Due to evolving legal standards relating to the patentability, validity and enforceability of patents covering pharmaceutical inventions and the claim scope of patents, our ability to enforce our existing patents and to obtain and enforce patents that may issue from any pending or future patent applications is uncertain and involves complex legal, scientific and factual questions. To date, no consistent policy has emerged regarding the breadth of claims allowed in biotechnology and pharmaceutical patents. Thus, we cannot be sure that any patents will issue from any pending or future patent applications owned by or licensed to us. Even if patents do issue, we cannot be sure that the claims of these patents will be held valid or enforceable by a court of law, will provide us with any significant protection against competing products, or will afford us a commercial advantage over competitive products. If one or more products resulting from our product candidates is approved for sale by the FDA and we do not have adequate intellectual property protection for those products, competitors could duplicate them for approval and sale in the United States without repeating the extensive testing required of us or our partners to obtain FDA approval.

Known third party patent rights could delay or otherwise adversely affect our planned development and sale of PRO 140. We have identified but not exhaustively analyzed other patents that could relate to our proposed products.

We are aware of patent rights held by a third party that may cover certain compositions within our PRO 140 candidate. The patent holder has the right to prevent others from making, using, or selling a drug that incorporates the patented compositions, while the patent remains in force. While we believe that the third party’s patent rights will not affect our planned development, regulatory clearance, and eventual marketing, commercial production, and sale of PRO 140, there can be no assurance that this will be the case. The relevant patent expires before we expect to commercially introduce PRO 140. In addition, the Hatch-Waxman exemption to U.S. patent law permits all uses of compounds in clinical trials and for other purposes reasonably related to obtaining FDA clearance of drugs that will be sold only after patent expiration, so our use of PRO 140 in those FDA-related activities does not infringe the patent holder’s rights. However, were the patent holder to assert its rights against us before expiration of the patent for activities unrelated to FDA clearance, the development and ultimate sale of a PRO 140 product could be significantly delayed, and we could incur the expense of defending a patent infringement suit and potential liability for damages for periods prior to the patent’s expiration.

In connection with our acquisition of rights to PRO 140, our patent counsel conducted a freedom-to-operate search that identified other patents that could relate to our proposed PRO 140 candidate. Sufficient research and analysis was conducted to enable us to reach the conclusion that PRO 140 likely does not infringe those patent rights. However, we did not have an exhaustive analysis conducted as to the identified patent rights, because doing so would have been more costly than appeared to be justified. If any of the holders of the identified patents were to assert patent rights against us, the development and sale of PRO 140 could be delayed, we could be required to spend time and money defending patent litigation, and we could incur liability for infringement or be enjoined from producing our products if the patent holders prevailed in an infringement suit.

If we are sued for infringing on third-party intellectual property rights, it will be costly and time-consuming, and an unfavorable outcome would have a significant adverse effect on our business.

Our ability to commercialize our product candidates depends on our ability to use, manufacture and sell those products without infringing the patents or other proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications owned by third parties exist in the monoclonal antibody therapeutic area in which we are developing product candidates and seeking new potential product candidates. There may be existing patents, unknown to us, on which our activities with our product candidates could infringe.

If a third party claims that our actions infringe on its patents or other proprietary rights, we could face a number of issues that could seriously harm our competitive position, including, but not limited to:

•	infringement and other intellectual property claims that, even if meritless, can be costly and time-consuming, delay the regulatory approval process and divert management’s attention from our core business operations;

•	substantial damages for infringement, if a court determines that our products or technologies infringe a third party’s patent or other proprietary rights;

•	a court prohibiting us from selling or licensing our products or technologies unless the holder licenses the patent or other proprietary rights to us, which it is not required to do; and

•	even if a license is available from a holder, we may have to pay substantial royalties or grant cross-licenses to our patents or other proprietary rights.

If any of these events occur, it could significantly harm our operations and financial condition and negatively affect our stock price.

We may undertake infringement or other legal proceedings against third parties, causing us to spend substantial resources on litigation and exposing our own intellectual property portfolio to challenge.

We may come to believe that third parties are infringing on our patents or other proprietary rights. To prevent infringement or unauthorized use, we may need to file infringement and/or misappropriation suits, which are very expensive and time-consuming and would distract management’s attention. Also, in an infringement or misappropriation proceeding a court may decide that one or more of our patents is invalid, unenforceable, or both, in which case third parties may be able to use our technology without paying license fees or royalties. Even if the validity of our patents is upheld, a court may refuse to stop the other party from using the technology at issue on the ground that the other party’s activities are not covered by our patents.

We may become involved in disputes with our present or future contract partners over intellectual property ownership or other matters, which would have a significant effect on our business.

Inventions discovered in the course of performance of contracts with third parties may become jointly owned by our strategic partners and us, in some cases, and the exclusive property of one of us, in other cases. Under some circumstances, it may be difficult to determine who owns a particular invention or whether it is jointly owned, and disputes could arise regarding ownership or use of those inventions. Other disputes may also arise relating to the performance or alleged breach of our agreements with third parties. Any disputes could be costly and time-consuming, and an unfavorable outcome could have a significant adverse effect on our business.

We are subject to the oversight of the SEC and other regulatory agencies. Investigations by those agencies could divert management’s focus and could have a material adverse effect on our reputation and financial condition.

We are subject to the regulation and oversight of the SEC and state regulatory agencies, in addition to the FDA. As a result, we may face legal or administrative proceedings by these agencies. We are unable to predict the effect of any investigations on our business, financial condition or reputation. In addition, publicity surrounding any investigation, even if ultimately resolved in our favor, could have a material adverse effect on our business.

Our auditors have issued a going concern opinion, and we will not be able to achieve our objectives and will have to cease operations if we cannot adequately fund our operations.

Our auditors issued a going concern opinion in connection with the audit of our annual financial statements for the fiscal year ended May 31, 2014. A going concern opinion means that there is doubt that the company can continue as an ongoing business for the next 12 months. There is no assurance that we will be able to adequately fund our operations in the future.

Risks Relating to Our Common Stock

The significant number of common shares issuable upon conversion of outstanding notes and exercise of outstanding warrants could adversely affect the trading price of our common shares.

Conversion of outstanding convertible notes into common shares and the sale of such shares into the trading market of common shares or exercise of our warrants and sale of the underlying common stock could depress the market price of our shares.

The market price for our common shares has been and is likely to continue to be volatile.

The market price for our common shares has been and is likely to continue to be volatile. The volatile nature of our common share price may cause investment losses for our shareholders. In addition, the market price of stock in small capitalization biotech companies is often driven by investor sentiment, expectation and perception, all of which may be independent of fundamental valuation metrics or traditional financial performance metrics, thereby exacerbating volatility. In addition, our common shares are quoted on the OTCQB of the OTC Markets marketplace, which may increase price quotation volatility and could limit liquidity, all of which may adversely affect the market price of our shares.

We do not expect any cash dividends to be paid on our shares in the foreseeable future.

We have never declared or paid a cash dividend and we do not anticipate declaring or paying dividends for the foreseeable future. We expect to use future financing proceeds and earnings, if any, to fund operating expenses. Consequently, shareholders’ only opportunity to achieve a return on their investment is if the price of our stock appreciates and they sell their shares at a profit. We cannot assure shareholders of a positive return on their investment when they sell their shares or that shareholders will not lose the entire amount of their investment.

If the beneficial ownership of our stock continues to be highly concentrated, it may prevent you and other shareholders from influencing significant corporate decisions.

Our significant shareholders may exercise substantial influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, or any other significant corporate transactions. These shareholders may also vote against a change of control, even if such a change of control would benefit our other shareholders. See “Stock Ownership by Principal Shareholders and Management” below.

Our common shares are classified as “penny stock” and trading of our shares may be restricted by the SEC’s penny stock regulations.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) impose sales practice and disclosure requirements on certain brokers-dealers who engage in transactions involving a “penny stock.” The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our common shares are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and “accredited investors.” The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to a transaction in a penny stock that is not otherwise exempt, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules may discourage investor interest in and limit the marketability of our common shares.

We continue to have potential liability with respect to the rights of some shareholders to rescind their investment in our securities.

In March 2011, we disclosed that certain of our shares sold between 2008 and the date of disclosure may have been sold in violation of the United States federal and state securities laws and those of certain foreign jurisdictions. For further information on the sale of securities in violation of applicable securities laws, please see Note 3 to our consolidated financial statements included in this prospectus beginning at page F-1 below. Management’s analysis, based upon various statutes of limitations, among other issues, indicates that our estimated rescission liability as of February 28, 2015, has declined to a total of $353,000. Since the issue of potential rescission liability was first disclosed by us in early 2011, no investor has asserted rescission rights.

Future sales of our securities could adversely affect the market price of our common stock and our future capital-raising activities could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

We may sell securities in the public or private equity markets if and when conditions are favorable, or at prices per share below the current market price of our common stock, even if we do not have an immediate need for additional capital at that time. Sales of substantial amounts of shares of our common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our shares and our ability to raise capital. We may issue additional shares of common stock in future financing transactions or as incentive compensation for our executive management and other key personnel, consultants and advisors. Issuing any equity securities would be dilutive to the equity interests represented by our then-outstanding shares of common stock. Moreover, sales of substantial amounts of shares in the public market, or the perception that such sales could occur, may adversely affect the prevailing market price of our common stock and make it more difficult for us to raise additional capital.

Purchasers in this offering may experience immediate and substantial dilution.

The current trading price of the common stock that may be offered for resale pursuant to this prospectus is higher than the current net tangible book value per share of our common stock. Therefore, if you purchase shares of common stock in this offering, you may incur immediate and substantial dilution in the pro forma net tangible book value per share of common stock from the price per share that you pay for the common stock. In addition, you will experience dilution when we issue additional shares of common stock that we are permitted or required to issue under outstanding options and warrants and under our equity incentive plan or other compensation plans. Further, a significant portion of our outstanding promissory notes are convertible into common stock.

USE OF PROCEEDS

We will receive no proceeds from the sale of shares of common stock by the selling shareholders.

A portion of the shares of common stock covered by this prospectus are issuable upon exercise of warrants issued to the selling shareholders. The exercise price of the Bridge Warrants is $0.50 per share; the exercise price of the Unit Warrants and Placement Agent Warrants is $0.75 per share; and the exercise price of Conversion Warrants is $1.00 per share. The exercise price and number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including stock splits or dividends, mergers, or reclassifications or similar events. Upon any exercise of the warrants for cash, the selling shareholders will pay us the exercise price, and with respect to any exercising of the Unit Warrants, we will pay to our placement agent 6% of gross proceeds received upon exercise. The Placement Agent Warrants include a cashless exercise feature, while the other warrants do not. To the extent we receive proceeds from the cash exercise of outstanding warrants, we intend to use the proceeds for working capital and other general corporate purposes.

SELLING SHAREHOLDERS

The table below sets forth information concerning the resale of our shares by the selling shareholders. The selling shareholders acquired our securities in private placement transactions. The total number of common shares sold under this prospectus may be adjusted to reflect adjustments due to stock dividends, stock distributions, splits, combinations or recapitalizations with regard to the common stock and warrants. Unless otherwise stated below in the footnotes, to our knowledge, no selling shareholder, nor any affiliate of such shareholder: (i) has held any position or office with us during the three years prior to the date of this prospectus; or (ii) is a broker-dealer, or an affiliate of a broker-dealer.

The selling shareholders may exercise their warrants at any time in their sole discretion. Set forth below is the name of each selling shareholder and the amount and percentage of common stock owned by each (including shares which a shareholder has the right to acquire within 60 days, including upon exercise of options or warrants) prior to the offering, the shares to be sold in the offering, and the amount and percentage of common stock to be owned by each (including shares which a shareholder has the right to acquire within 60 days, including upon exercise of options or warrants) after the offering assuming all shares are sold. The footnotes provide information about persons who have voting and dispositive power with respect to shares held by the selling shareholders.

We have registered (a) 11,233,666 shares issuable upon exercise, at an exercise price of $0.75 per share, of warrants issued in a private placement, (b) 923,072 shares issuable upon exercise, at an exercise price of $0.50 per share, of warrants issued in a bridge financing transaction, (c) 4,860,092 shares issuable upon exercise, at an exercise price of $0.75 per share, of warrants originally issued to our placement agent, (d) 6,311,232 shares issuable upon exercise, at an exercise price of $1.00 per share, of warrants issued in connection with an offer to induce the conversion of outstanding promissory notes, (e) 197,307 shares issued upon the exercise of previously issued warrants, (f) 5,308,040 shares issuable upon the conversion of promissory notes issued in a private placement transaction, (g) 1,061,586 shares issuable upon exercise, at an exercise price of $0.75 per share, of warrants issued in the private placement transaction, and (h) 530,802 shares issuable upon exercise, at an exercise price of $0.75 per share, of a warrant issued to our placement agent for the private placement transaction.

The following table is based on information provided to us by the selling shareholders and is as of May 28, 2015. The selling shareholders may sell all or some of the shares of common stock they are offering, and may sell shares of our common stock otherwise than pursuant to this prospectus. The tables below assume that each selling shareholder sells all of the shares offered by it in offerings pursuant to this prospectus, and does not acquire any additional shares. We are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur.

			Shares Being Registered
Name of Selling Securityholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)	Promissory Note Shares (3)	Warrant Shares (4)	Shares Beneficially Owned Post- Offering	% of Shares Post- Offering (2)

3NT Management, LLC (5)	1,503,342	2.3%	—	900,000	603,342	2.3%

3530 Partnership	39,999	*	33,333	6,666	—	*

AAR Account Family Limited Partnership (6)	84,055	*	—	84,055	—	*

Alan Jacqueline Reed Family Trust B (7)	17,028	*	—	17,028	—	*

Alpha Venture Capital Partners, LP (8)	8,341,554	11.9%	—	932,465	7,409,089	11.5%

Alpha Venture Capital Fund, LP	346,154	*	—	115,385	230,769	*

Alvine, Robert	102,165	*	—	34,055	68,110	*

Anderson, Noah	159,999	*	133,333	26,666	—	*

Anthony & Angela Reed Family Trust (9)	145,028	*	65,000	80,028	—	*

			Shares Being Registered
Name of Selling Securityholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)	Promissory Note Shares (3)	Warrant Shares (4)	Shares Beneficially Owned Post- Offering	% of Shares Post- Offering (2)

Bakal, Gil	80,433	*	—	26,811	53,622	*

Bannister, Peter D.	102,165	*	—	34,055	68,110	*

Bartley, Mary	150,000	*	—	50,000	100,000	*

Blazier, John C. and Fleur Christensen	16,766	*	—	16,766	—	*

Bledsoe, Drew	17,028	*	—	17,028	—	*

Bogin, Vlad	79,999	*	66,666	13,333	—	*

Bolt, William	111,999	*	93,333	18,666	—	*

Bonazzola, Michael F.	20,433	*	—	6,811	13,622	*

Bordon, Craig (10)	1,935,509	3.0%	—	305,167	1,630,342	2.6%

Brill, Andrew	210,023	*	—	100,000	110,023	*

Brotherton, Michael	30,000	*	—	10,000	20,000	*

Bumgarner, William	204,330	*	—	68,110	136,220	*

Burnidge, David	5,239	*	—	5,239	—	*

Caisson Breakwater Global Opportunity Fund, LP	480,000	*	400,000	80,000	—	*

Calcott Family Trust	39,999	*	33,333	6,666	—	*

Callaham & Callaham	216,667	*	—	216,667	—	*

Callaham, C. David and Lisa (11)	3,789,472	5.8%	—	1,319,059	2,470,413	3.2%

Callaham, George	400,000	*	—	183,333	216,667	*

Candy D’Azevedo Trust under Pauline Howard Trust 01/02/1998	39,999	*	33,333	6,666	—	*

Cannella, Philip M.	64,999	*	33,333	31,666	—	*

Carmona, Adolfo and Donna	504,331	*	—	168,110	336,221	*
Cedric A. and Margaret E. Veum Living Trust (12)	204,330	*	—	68,110	136,220	*

Christeson, Curt A.	10,478	*	—	10,478	—	*

Cohen, Alan and Susan	34,055	*	—	34,055	—	*

Cohen, Eran	138,028	*	80,000	58,028	—	*

Cohen, Marc A.	81,732	*	—	27,244	54,488	*

Collins, Steven	150,000	*	—	50,000	100,000	*

Cooper, Donald M.	408,663	*	—	136,221	272,442	*

Costigan, William	103,845	*	—	34,615	69,230	*

Cowgill, Nancy	79,999	*	66,666	13,333	—	*

Czar Ventures, LLC	79,999	*	66,666	13,333	—	*

Dalton, Abby	34,683	*	—	34,683	—	*

Dent, David A.	204,330	*	—	68,110	136,220	*

Double Add Investments LLC (13)	23,076	*	—	7,692	15,384	*

Due Mondi Investments, LTD (14)	68,941	*	—	19,231	49,710	*

Dugas, Michael J.	115,500	*	—	38,500	77,000	*

DuMont, Philippe and Celia Tavares	390,000	*	—	130,000	260,000	*

Dynamite Investment LLC (15)	251,484	*	—	251,484	—	*

Eisenberg, Thomas	104,346	*	—	34,782	69,564	*

Emily W. Sunstein Residuary Marital Trust U/D dtd 1/1/96 as amended and restated on 12/15/01 & further amended (16)	600,000	*	—	200,000	400,000	*

				Shares Being Registered
Name of Selling Securityholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)		Promissory Note Shares (3)	Warrant Shares (4)	Shares Beneficially Owned Post- Offering	% of Shares Post- Offering (2)

Esson, William	120,000		*	—	40,000	80,000		*

Farswani, Yogesh C.	51,084		*	—	17,028	34,056		*

Fattah, Ismail Abdul	755,677		*	—	755,677	—		*

First Premier Bank, Custodian of Marilyn R. Huether IRA (17)	97,693		*	—	19,231	78,462		*

Fishback, Keith & Jeanne	217,689		*	133,333	45,896	38,460		*

Fishman, Michael	60,000		*	—	20,000	40,000		*

Florence K. Simons Family Trust (18)	17,028		*	—	17,028	—		*

Franklin, Morris	19,230		*	—	19,230	—		*

Fred & Betty Bialek Revocable Trust dated 12/20/2004 (19)	253,071		*	40,000	76,357	136,714		*

G & D Conniff LLC	159,998		*	133,332	26,666	—		*

Gabriel, Allen	139,999		*	66,666	33,333	40,000		*

Ganmukhi, Mahesh	272,440		*	—	136,220	136,220		*

Garst, Blaine	1,200,000	1.9%		—	400,000	800,000	1.3%

Gelles, Keith	168,000		*	140,000	28,000	—		*

Gingold, Pamela	51,084		*	—	17,028	34,056		*

Goff VC Fund CD LLC (20)	273,491		*	—	93,783	179,708		*

Gosney, Elden R.	234,801		*	—	26,196	208,605		*

Gould, Peter	150,000		*	—	50,000	100,000		*

Greenberg, Marvin	39,999		*	33,333	6,666	—		*

Gruber, Thomas	420,000		*	—	140,000	280,000		*

Gustafsson, Per	102,165		*	—	34,055	68,110		*

Gutek, Christopher P.	39,999		*	33,333	6,666	—		*

Haider, Amer	68,110		*	—	68,110	—		*

Halpern, Brian A.	39,999		*	33,333	6,666	—		*

Hamerton-Kelly, Paul	63,999		*	53,333	10,666	—		*

Hanlon, Noma	39,999		*	33,333	6,666	—		*

Hanson, Steven F. (54)	525,641		*	—	525,641	—		*

Hassan, Sam	186,667		*	—	186,667	—		*

Hermann, Christopher R.	78,588		*	—	26,196	52,392		*

Hoag, Peggy	19,231		*	—	19,231	—		*

Honig, Barry	76,923		*	—	76,923	—		*

Hunse Investments, LP (21)	89,999		*	33,333	56,666	—		*

Hunt, Bill	79,999		*	66,666	13,333	—		*

Hustead, Marjorie	66,388		*	—	19,231	47,157		*

Hustead, Theodore H. (22)	163,559		*	—	52,563	110,996		*

Hutt, Howard C.	302,165		*	—	302,165	—		*

IEB Associates LLC (23)	207,690		*	—	69,230	138,460		*

Inglis, Bruce P. and Nancy M. JTWROS	60,000		*	50,000	10,000	—		*

JAK Investment Partners, LLC (24)	192,307		*	—	192,307	—		*

Joan Rich Baer Inc. Pension Plan & Trust (25)	102,165		*	—	34,055	68,110		*

Joe N. & Jamie W. Behrendt Revocable Trust (26)	124,055		*	—	84,055	40,000		*

Johnson Jr., Charles M.	159,999		*	133,333	26,666	—		*

			Shares Being Registered
Name of Selling Securityholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)	Promissory Note Shares (3)	Warrant Shares (4)	Shares Beneficially Owned Post- Offering	% of Shares Post- Offering (2)

Joseph Chulick III Revocable Living Trust dtd 7/27/2011 (27)	38,461	*	—	38,461	—		*

Kanelstein, Debra	122,027	*	66,666	55,361	—		*

Kantor, Robert (28)	464,524	*	—	231,764	232,760		*

Karp, Bradley C. and Belinda	159,999	*	133,333	26,666	—		*

Kaul, Pradeep	204,330	*	—	68,110	136,220		*

Khan, Tahir A.	17,028	*	—	17,028	—		*

King, Gordon D. and Jeanne K.	77,000	*	—	38,500	38,500		*

Klein, Michael	48,000	*	40,000	8,000	—		*

Koff Living Trust (29)	15,384	*	—	15,384	—		*

Korsgaard, Brett	13,098	*	—	13,098	—		*

Kupferberg, Martin	79,999	*	66,666	13,333	—		*

Kurmann, Christian	600,000	*	—	200,000	400,000		*

LRFA, LLC (30)	300,000	*	—	100,000	200,000		*

Langsdorf, Michael	1,473,789	2.3%	—	733,333	740,456	1.2%

Lawrence E. Coffman Living Trust Dtd 1/9/92 (31)	77,646	*	—	25,882	51,764		*

Lechter, Andrew	79,999	*	66,666	13,333	—		*

Lee J. Seidler Revocable Trust dtd April 12, 2009	79,999	*	66,666	13,333	—		*

Lesser, Stephen	206,083	*	66,666	55,361	84,056		*

Leto, Richard	60,000	*	50,000	10,000	—		*

Levine, Gary W.	39,999	*	33,333	6,666	—		*

Lile-Duzsik, Barbara	40,866	*	—	13,622	27,244		*

Lockwood, Kathleen	17,028	*	—	17,028	—		*

Longjean GMBH (32)	408,630	*	—	136,210	272,420		*

Luray Circus LLC	79,999	*	66,666	13,333	—		*

Lymburner, Francis (33)	1,097,284	1.7%	—	493,966	603,318		*

Mader, Charles	39,999	*	33,333	6,666	—		*

Magdlen, Frank	23,100	*	—	7,700	15,400		*

Maiorano, Dominick	57,691	*	—	19,231	38,460		*

Mandich, Mitchell	262,164	*	133,333	60,721	68,110		*

Mansur, Austin	42,028	*	—	42,028	—		*

Manzi, Joseph O.	134,055	*	—	134,055	—		*

Marano, Veronica and Thomas M. Volckening	120,000	*	100,000	20,000	—		*

Martin, Robert T.	115,386	*	—	38,462	76,924		*

McBride, Gerald	204,330	*	—	68,110	136,220		*

McCoy, Katherine B.	70,731	*	—	23,577	47,154		*

McDevitt, Michael	450,000	*	—	150,000	300,000		*

Menayas, Emannuel and Cheryl	39,999	*	33,333	6,666	—		*

Milam, Terry D. and Amy Lynne	31,437	*	—	10,479	20,958		*

Millennium Trust Co., CUST FBO John Saefke IRA	39,999	*	33,333	6,666	—		*

Millennium Trust Company LLC Custodian FBO Nancy S. Niederman IRA (34)	140,383	*	—	38,461	101,922		*

			Shares Being Registered
Name of Selling Securityholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)	Promissory Note Shares (3)	Warrant Shares (4)	Shares Beneficially Owned Post- Offering	% of Shares Post- Offering (2)

Miller, Chris H.	40,866	*	—	13,622	27,244	*

Miller, Sheldon (35)	1,897,300	3.0%	—	633,202	1,264,098	2.0%

Minkin, Mark	229,194	*	66,666	162,528	—	*

MIS Equity Strategies, L.P. (36)	290,055	*	130,000	160,055	—	*

Mungle, Kevin Lee	75,000	*	—	75,000	—	*

Nichols, Gordon	33,333	*	—	33,333	—	*

Nowlin, Daniel	430,000	*	—	20,000	410,000	*

Ordian Limited (37)	34,045	*	—	34,045	—	*

Osprey I, LLC	119,998	*	99,999	19,999	—	*

Panayotou, Nick	2,090,403	3.3%	—	426,667	1,663,736	2.6%

Parikh, Nirav S. & Kavita G.	39,999	*	33,333	6,666	—	*

Parikh, Shashikant V.	39,999	*	33,333	6,666	—	*

Paskewitz, Bradford	102,165	*	—	102,165	—	*

Patel, Ashok and Harshida Patel	27,089	*	—	27,089	—	*

Paulson Investment Company Inc. (38)	1,537,835	2.4%	—	1,537,835	—	*

Bledsoe, Adam (39)	1,508	*	—	1,508	—	*

Bostelman, Robert (39)	17,436	*	—	17,436	—	*

Clark, Brady (39)	1,508	*	—	1,508	—	*

Clark, Chris (39)	842,891	1.3%	—	842,891	—	*

Cohen, Larry (39)	27,179	*	—	27,179	—	*

Davis, Trent (39)	254,708	*	—	254,708	—	*

Finkle, Mark (39)	122,362	*	—	122,362	—	*

Goff, Starla (39)	8,246	*	—	8,246	—	*

Graetz, Kevin (39)	362,480	*	—	362,480	—	*

Hagen, Bryan (39)	2,500	*	—	2,500	—	*

Hede, Joe (39)	375,761	*	—	375,761	—	*

Landstrom, Albert (39)	12,012	*	—	12,012	—	*

Maxfield, Lorraine (39)	51,000	*	—	51,000	—	*

Nelson, Jon (39)	5,221	*	—	5,221	—	*

Parigian, Tom (39)	842,891	1.3%	—	842,891	—	*

Saccaro, Gary (39)	56,621	*	—	56,621	—	*

Schadewitz, Connie (39)	17,799	*	—	17,799	—	*

Setteducati, Robert (39)	842,891	1.3%	—	842,891	—	*

Seyffer, Brad (39)	1,042	*	—	1,042	—	*

Smith, Clint (39)	2,005	*	—	2,005	—	*

Touloukian, Tim (39)	2,500	*	—	2,500	—	*

Wanek, Don (39)	2,500	*	—	2,500	—	*

Ponticiello, Guy	75,404	*	—	25,404	50,000	*

Prieur C. James & Karen A. Prieur JTWROS	159,998	*	133,332	26,666	—	*

Ragan, Dale G. (40)	785,608	1.2%	—	314,100	471,508	*

Rajaee Family Trust dated 10/10/03 (41)	243,972	*	—	64,658	179,314	*

Rajaee Trust dated 4/23/99 (42)	3,271,282	5.0%	—	1,541,238	1,730,044	2.7%

Ramsey, Roger A.	129,999	*	66,666	63,333	—	*

				Shares Being Registered
Name of Selling Securityholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)		Promissory Note Shares (3)	Warrant Shares (4)	Shares Beneficially Owned Post- Offering	% of Shares Post- Offering (2)

RBC Capital Markets, LLC Cust FBO Eugene L. Tinker IRA (43)	39,294		*	—	13,098	26,196		*

RBC Capital Markets, LLC Cust FBO Mr. Michael Klein IRA	79,999		*	66,666	13,333	—		*

RBC Capital Markets, LLC Cust FBO William Paul Sterling IRA (44)	20,433		*	—	6,811	13,622		*

Reigel, Lyle (45)	464,524		*	—	231,764	232,760		*

Renaissance Interests, LP	319,999		*	266,666	53,333	—		*

Richmond, Howard	26,942		*	—	26,942	—		*

Rosenbaum, Paul	150,000		*	—	50,000	100,000		*

Rosenberg, Jacob	79,999		*	66,666	13,333	—		*

Rothstein, Steven	39,600		*	33,000	6,600	—		*

Rowe, Stanton J.	204,330		*	—	68,110	136,220		*

Russo, Francis	281,731		*	66,666	114,199	100,866		*

Sachnowitz, Lanny	13,622		*	—	13,622	—		*

Sadin, Art	134,055		*	—	134,055	—		*

Salter, Matthew L. and Therese M. Salter	115,165		*	—	34,055	81,110		*

Sapper, Wayne	19,647		*	—	6,549	13,098		*

Scheid, David P. and Carole A. Scheid	70,218		*	—	23,406	46,812		*

Schneider, David I.	31,515		*	—	10,505	21,010		*

Schon, Andrej	39,999		*	33,333	6,666	—		*

Schwering, James F.	120,000		*	100,000	20,000	—		*

Sego, Tom (46)	637,420		*	—	289,396	348,024		*

Selya, Emanuel	13,098		*	—	13,098	—		*

Seyburn, Bruce H.	204,330		*	—	68,110	136,220		*

Shaffer, Rebekah	39,999		*	33,333	6,666	—		*

Shalom Family 2003 IRR Trust (47)	204,330		*	—	68,110	136,220		*

Shumpert, Stephen R.	1,008,663	1.6%		—	336,221	672,442	1.1%

Sjodin, Gordon and Marie Beers Sjodin	204,330		*	—	68,110	136,220		*

Smith, Rex Randolph	15,717		*	—	5,239	10,478		*

Springer, Jr., Emerson Thomas	39,999		*	33,333	6,666	—		*

Stagnitti, Jon and Melanie	40,080		*	33,400	6,680	—		*

Starr, Albert	150,000		*	—	50,000	100,000		*

Stein, Glen	115,383		*	—	38,461	76,922		*

Sterling, Brian	20,433		*	—	6,811	13,622		*

Stieb, Jackson W., Jr.	70,731		*	—	23,577	47,154		*

Stolarski, Anthony M.	70,836		*	—	23,612	47,224		*

Stone, Darrell K., II	115,384		*	—	38,462	76,922		*

Stone, Julie	115,386		*	—	38,462	76,924		*

Struve, Clayton A.	240,000		*	200,000	40,000	—		*

Swid, Stephen C. and Nan G. Swid	600,000		*	—	200,000	400,000		*

Sykes, William	35,000		*	—	35,000	—		*

Taicher, Robert	102,165		*	—	34,055	68,110		*

Takada, Hideo	485,000		*	—	200,000	285,000		*

				Shares Being Registered
Name of Selling Securityholder	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)		Promissory Note Shares (3)	Warrant Shares (4)	Shares Beneficially Owned Post- Offering	% of Shares Post- Offering (2)

Tanzosh, Brenna	57,693		*	—	19,231	38,462		*

Tasler, Dennis	52,393		*	—	52,393	—		*

The Bennett Yanowitz Credit Shelter Trust (48)	68,110		*	—	68,110	—		*

The Vassily I Dubenko and Vera Dubenko Family Trust (49)	57,691		*	—	19,231	38,460		*

The Vilmur Family Trust (50)	120,183		*	—	40,061	80,122		*

Thompson, Randall M. (51)	241,164		*	—	80,388	160,776		*

Tracy, Mitchell J.	79,999		*	66,666	13,333	—		*

Ufheil, David A.	300,000		*	—	100,000	200,000		*

Ullman Family Investments, LLC	159,999		*	133,333	26,666	—		*

van Nostrand, Richard Martin	79,999		*	66,666	13,333	—		*

Velcro, LLC	159,999		*	133,333	26,666	—		*

Vergopoulos, Alexander (52)	34,045		*	—	34,045	—		*

Vishlitzky, Natan & Miryam JTWROS	79,999		*	66,666	13,333	—		*

Wagner, John V.	79,999		*	66,666	13,333	—		*

Walker, John T.	244,837		*	—	51,559	193,278		*

Wallack, Russell K.	110,000		*	—	100,000	10,000		*

Walters, Timothy J.	39,294		*	—	13,098	26,196		*

Westerman, Wayne	83,055		*	—	27,685	55,370		*

Wharton, Ralph	19,230		*	—	19,230	—		*

Wierzba, James N. (53)	195,300		*	—	77,920	117,380		*

Wilson, George M.	126,084		*	—	42,028	84,056		*

Wiswall, Heather	57,691		*	—	19,231	38,460		*

Wray, Daniel X.	120,000		*	100,000	20,000	—		*

Yoon, Theodore C.	120,000		*	100,000	20,000	—		*

Zimmerman, Michael	92,165		*	—	34,055	58,110		*

Zokaei, Darob	13,622		*	—	13,622	—		*

*	Represents less than 1%
(1)	Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes common shares as to which a shareholder has sole or shared voting power or investment power, and also any shares which the shareholder has the right to acquire within 60 days, including upon exercise of options or warrants.
(2)	The percentages of beneficial ownership are based on 63,544,348 shares outstanding as of May 28, 2015, and assumes the issuance of all of the shares of common stock issuable upon exercise of outstanding warrants and/or conversion of convertible notes held by such selling stockholder.
(3)	Promissory notes are convertible into shares of common stock and have a six-month term bearing interest at 7% per year and a conversion price of $0.75 per share. Maturity dates range from October 30, 2015 to November 15, 2015.
(4)	Unless otherwise noted, warrants are exercisable at an exercise price of $0.75 per share, and expire five years from the date of issuance.
(5)	Craig Bordon and Nickitas Panayotou share voting and dispositive power over these shares. Includes 403,342 shares of common stock directly held by 3NT Management LLC (“3NT”) and warrants held by 3NT that are exercisable for 1,100,000 shares of common stock.
(6)	Andrew Roth, as the General Partner of AAR Accounts Family Limited Partnership, has voting and dispositive power over these shares.
(7)	Alan A. Reed, as trustee of the Alan Jacqueline Reed Family Trust B, has voting and dispositive power over these shares.
(8)

Carl Dockery, as the manager of the General Partner of Alpha Venture Capital Partners, LP, has voting and dispositive power over these shares, along with 104,153 shares of common stock issued to Alpha Venture Capital Partners, L.P. for interest in lieu of cash payable on an outstanding convertible promissory note, (ii) aggregate principal amount of $3.5 million on two convertible promissory notes which convert into 5,185,185 shares of common stock at the rate of $0.675 per share and (iii) a stock option covering 33,973 shares of common stock with an exercise price of $0.81 per share.
(9)	Anthony Michael Reed, as the trustee of the Anthony & Angela Reed Family Trust, has voting and dispositive power over these shares. Anthony Michael Reed is also the manager of the general partner of MIS Equity Strategies, L.P., and has voting and dispositive power over the shares held by MIS Equity Strategies, L.P. Anthony Michael Reed is an affiliate of Cova Capital, a broker-dealer. See note 35 below.
(10)	Includes: (i) 77,000 shares of common stock directly held by Mr. Bordon; (ii) warrants held by Mr. Bordon that are exercisable for 355,167 shares of common stock; (iii) 403,342 shares of common stock directly held by 3NT; and (iv) warrants held by 3NT that are exercisable for 1,100,000 shares of common stock. See note 4 above and “Related Person Transactions” below.
(11)	Includes (i) 1,429,529 shares of common stock directly held by Mr. Callaham; (ii) 226,610 shares of common stock held by Callaham & Callaham, a partnership in which Mr. Callaham is a general partner; (iii) 50,000 shares of common stock subject to options held by Mr. Callaham; (iv) 60,000 shares of Series B Preferred Stock held by Mr. Callaham that are convertible into 600,000 shares of common stock; (vi) warrants held by Mr. Callaham that are exercisable for 1,266,666 shares of common stock at a price of $1.00 per share and expire in October 2015; (vi) 226,610 shares held by Callaham & Callaham, a partnership in which Mr. Callaham is a general partner; and (vii) warrants held by Callaham & Callaham that are exercisable for 216,667 shares of common stock at an exercise price of $1.00 per share and expire in October 2015. See “Related Person Transactions” below. See “Related Person Transactions” below.
(12)	Cedric A. Veum and Margaret E. Veum, as co-trustees of the Cedric A. and Margaret E. Veum Living Trust, share voting and dispositive power over these shares.
(13)	Adam Passaglia, as the manager of Double Add Investments LLC, has voting and dispositive power over these shares.
(14)	Robert Beadle has voting and dispositive power over these shares.
(15)	Dale G. Ragan, as the managing member of Dynamite Investment LLC, has voting and dispositive power over these shares. See note 39 below.
(16)	Leon C. Sunstein, Jr., as trustee of the Emily W. Sunstein Residuary Marital Trust U/D dtd 1/1/96 as amended and restated on 12/15/01 & further amended, has voting and dispositive power over these shares.
(17)	Mike Huether has voting and dispositive power over these shares.
(18)	Florence K. Simons has voting and dispositive power over these shares.
(19)	Fred B. Bialek, as the trustee of the Fred & Betty Bialek Revocable Trust dated 12/20/2004, has voting and dispositive power over these shares.
(20)	Caroline Bombardier, as the managing member of Goff VC Fund CD, LLC, has voting and dispositive power over these shares.
(21)	Tom Hunse and Denise Hunse share voting and dispositive power over these shares.
(22)	The shares beneficially owned by Mr. Hustead include 38,462 shares owned by Mr. Hustead’s wife.
(23)	William Shalom has voting and dispositive power over these shares. See note 46 below.
(24)	Joseph Krivulka has voting and dispositive power over these shares, which are issuable upon the exercise of Bridge Warrants at a price of $0.50 per share, expiring on July 31, 2016.
(25)	Arthur B. Baer and Joan Rich Baer, as co-trustees of the Joan Rich Baer, Inc. Pension Plan & Trust, share voting and dispositive power over these shares.
(26)	Joe N. Behrendt, as the trustee of the Joe N. & Jamie W. Behrendt Revocable Trust, has voting and dispositive power over these shares.
(27)	Joseph Chulick III, as the trustee of the Joseph Chulick Revocable Living Trust u/a 7/27/2010, has voting and dispositive power over these shares.
(28)	115,384 of the warrants held by Mr. Kantor are Bridge Warrants exercisable at a price of $0.50 per share, expiring on July 31, 2016. Mr. Kantor is an affiliate of Time Equities Securities LLC, a broker-dealer.
(29)	Howard M. Koff, as the trustee of the Koff Living Trust, has voting and dispositive power over these shares. Howard M. Koff is an affiliate of M. Holdings Securities, Inc., a broker-dealer.
(30)	David F. Welch, as President of LRFA, LLC, has voting and dispositive power over these shares.
(31)	Lawrence E. Coffman, as trustee of the Lawrence E. Coffman Living Trust Dtd 1/9/92, has voting and dispositive power over these shares.
(32)	Francis C. Calame Longjean, as the manager of Longjean GMBH, has voting and dispositive power over these shares.
(33)	192,307 of the warrants held by Mr. Lymburner are Bridge Warrants exercisable at a price of $0.50 per share, expiring on July 31, 2016.
(34)	Nancy S. Niederman has voting and dispositive power over these shares.
(35)	96,153 of the warrants held by Mr. Miller are Bridge Warrants exercisable at a price of $0.50 per share, expiring on July 31, 2016. The shares beneficially owned by Mr. Miller include 25,000 shares held in trusts for his grandchildren.
(36)	Anthony Michael Reed, as the manager of the general partner of MIS Equity Strategies, L.P., has voting and dispositive power over these shares. See note 8 above.
(37)	Alexander Vergopoulos has voting and dispositive power over these shares. See note 51 below.

(38)	Trent Davis, as the Chief Executive Officer of Paulson Investment Company, Inc., a broker-dealer registered with the SEC and member of FINRA, has voting and dispositive power over these shares. We retained Paulson Investment Company, Inc. to act as placement agent with respect to the Bridge Notes, related warrants, and offering of the Units. See “Prospectus Summary- The Transactions” for additional information. Paulson Investment Company is an underwriter with respect to the shares it is offering for resale. The warrant expires seven years from date of issuance.
(39)	Individual is an officer, employee, or consultant to Paulson Investment Company, and was assigned the listed warrants by Paulson as part of his or her compensation. The warrant expires seven years from date of issuance.
(40)	76,923 of the warrants held by Mr. Ragan are Bridge Warrants exercisable at a price of $0.50 per share, expiring on July 31, 2016. 80,000 of the warrants held by Mr. Ragan are exercisable at a price of $0.75 per share, expiring on October 23, 2018. See note 14 above.
(41)	Behrouz Rajaee has voting and dispositive power over these shares. Mr. Rajaee also holds 66,114 shares in his personal IRA account. See note 41 and “Related Person Transactions” below.
(42)	Behrouz Rajaee has voting and dispositive power over these shares. Mr. Rajaee also holds 66,114 shares in his personal IRA account. See note 40 above and “Related Person Transactions” below.
(43)	Eugene L. Tinker has voting and dispositive power over these shares.
(44)	William Paul Sterling has voting and dispositive power over these shares.
(45)	115,384 of the warrants held by Mr. Reigel are Bridge Warrants exercisable at a price of $0.50 per share, expiring on July 31, 2016.
(46)	115,384 of the warrants held by Mr. Sego are Bridge Warrants exercisable at a price of $0.50 per share, expiring on July 31, 2016.
(47)	William Shalom, as trustee of the Shalom Family 2003 IRR Trust, has voting and dispositive power over these shares. See note 22 above.
(48)	Alan Yanowitz, as trustee of The Bennett Yanowitz Credit Shelter Trust, has voting and dispositive power over these shares.
(49)	Vassily I. Dubenko and Sonia Beecher, as co-trustees of The Vassily I. Dubenko and Vera Dubenko Family Trust, share voting and dispositive power over these shares.
(50)	Roger M. Vilmur, as trustee of The Vilmur Family Trust, has voting and dispositive power over these shares.
(51)	Randall M. Thompson is an affiliate of Lincoln Financial Advisers Corporation, a broker-dealer.
(52)	Mr. Vergopoulos beneficial ownership includes shares and warrants held by Ordian Limited. See note 36 above.
(53)	19,230 of the warrants held by Mr. Wierzba are Bridge Warrants exercisable at a price of $0.50 per share, expiring on July 31, 2016.
(54)	Represents 525,641 shares issued upon the inducement to exercise warrants related to previously converted or repaid notes.

PLAN OF DISTRIBUTION

The selling shareholders, which for this purpose includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, dividend, distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales or other dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when selling our shares or interests in our shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted by applicable law.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of our shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders may also transfer our shares in other circumstances, in which case the transferees, pledgees or other successors will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our shares in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from sales of shares by the selling shareholders.

The selling shareholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule, or under Section 4(1) of the Securities Act, if available, rather than by means of this prospectus.

In connection with the sale of shares of common stock covered by this prospectus, broker-dealers may receive commissions or other compensation from a selling shareholder in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the shares of common stock for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from a selling shareholder or from purchasers of the shares for whom they act as agents. Underwriters may sell the shares of common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on behalf of a selling shareholder that participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares of common stock by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers, agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate amount of compensation in the form of underwriting discounts, concessions, commissions or fees and any profit on the resale of shares by the selling shareholders that may be deemed to be underwriting compensation pursuant to Financial Industry Regulatory Authority, Inc., rules and regulations will not exceed applicable limits.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, to the extent applicable, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

We will pay all expenses of the registration of the common stock for resale by the selling shareholders, including, without limitation, filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any, and any related legal expenses incurred by it.

DETERMINATION OF OFFERING PRICE

The prices at which the shares of common stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of common stock, by negotiations between the selling shareholders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 205,000,000 shares of capital stock, including 200,000,000 shares of common stock without par value and 5,000,000 shares of preferred stock without par value. As of May 28, 2015, we had 63,544,348 common shares and 95,100 shares of Series B Preferred Stock (as defined below) issued and outstanding.

On August 20, 2014, our shareholders approved a proposal to implement a reverse stock split at a ratio of any whole number between one-for-three and one-for-eight, as determined by our Board of Directors, at any time before August 20, 2015, if and as determined by our Board of Directors.

Common Stock

Each outstanding share of common stock entitles the holder to one vote, either in person or by proxy, on all matters submitted to a vote of shareholders, including the election of directors. There is no cumulative voting in the election of directors.

Subject to preferences which may be applicable to any outstanding shares of preferred stock from time to time, holders of our common stock have equal ratable rights to such dividends as may be declared from time to time by our Board of Directors out of funds legally available therefor. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our remaining assets after provision for payment of amounts owed to creditors and preferences applicable to any outstanding shares of preferred stock. All outstanding shares of common stock are fully paid and nonassessable. Holders of common stock do not have preemptive rights.

The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any outstanding shares of preferred stock.

Preferred Stock

Our Board of Directors is authorized to issue up to 5,000,000 shares of non-voting preferred stock without par value, in one or more series, without shareholder approval. Our Board is authorized to determine, with respect to each such series: (i) the rate of dividends payable thereon; (ii) the price, terms and conditions on which shares may be redeemed; (iii) the amount payable upon shares in the event of involuntary liquidation; (iv) the amount payable upon shares in the event of voluntary liquidation; (v) sinking fund provisions for the redemption of shares; (vi) the terms and conditions on which shares may be converted, if any; and (vii) voting powers.

Each share of each series of preferred stock will be identical in all respects with all other shares of the same series. Preferred stock does not have preemptive rights.

Our Board of Directors previously established a series of preferred stock designated as Series B Convertible Preferred Stock (“Series B Preferred Stock”), comprising 400,000 shares of Preferred Stock, of which 95,100 shares remain outstanding as of May 28, 2015. Subject to superior rights of any other outstanding preferred stock from time to time, each outstanding share of Series B Preferred Stock is entitled to receive, in preference to the common stock, annual cumulative dividends equal to $0.25 per share per annum from the date of issuance, which shall accrue, whether or not declared. At the time shares of Series B Preferred Stock are converted into common shares, accrued and unpaid dividends will be paid in cash or with common shares. In the event we elect to pay dividends with common shares, the shares issued will be valued at $0.50 per share. Series B Preferred Stock does not have any voting rights. In the event of liquidation, each share of Series B Preferred Stock is entitled to receive, in preference to the common stock, a liquidation payment equal to $5.00 per share plus any accrued and unpaid dividends. If there are insufficient funds to permit full payment, the assets legally available for distribution will be distributed pro rata among the holders of the Series B Preferred Stock.

Each share of Series B Preferred Stock may be converted into ten fully paid shares of Common Stock at the option of a holder as long as we have sufficient authorized and unissued shares of common stock available. The conversion rate may be adjusted in the event of a reverse stock split, merger or reorganization.

Article and Bylaw Provisions with Possible Anti-Takeover Effects

As described above, our Board is authorized to designate and issue shares of preferred stock in series and define all rights, preferences and privileges applicable to such series. This authority may be used to make it more difficult or less economically beneficial to acquire or seek to acquire us.

Special meetings of the shareholders may be called by the president or by our Board of Directors and shall be called by the president at the request of holders of 10% or more of the outstanding shares entitled to vote at the meeting.

The shareholders may, at a special shareholders meeting called for the purpose of removing directors, remove the entire Board of Directors or any lesser number, with or without cause, by a majority vote of the shares entitled to vote at an election of directors; provided that, if fewer than all the directors are to be removed, no single director may be removed if the votes cast against his removal would be sufficient to elect him in an election of the entire Board of Directors to which cumulative voting applied.

Warrants

As of May 28, 2015, we had issued and outstanding warrants to purchase up to 25,272,180 common shares, exercisable at prices ranging from $0.50 per share to $1.15 per share.

OUR BUSINESS

Overview/Corporate History

CytoDyn Inc. is a Colorado corporation with its principal business office at 1111 Main Street, Suite 660, Vancouver, Washington 98660. Our website can be found at www.cytodyn.com. We do not intend to incorporate any contents from our website into this prospectus.

We are a publicly traded biotechnology company focused on the clinical development and potential commercialization of humanized monoclonal antibodies to treat Human Immunodeficiency Virus (“HIV”) infection. Our lead product candidate, PRO 140, belongs to a class of HIV therapies known as entry inhibitors. These therapies block HIV from entering into and infecting certain cells. Although CytoDyn intends to focus its efforts on PRO 140, we also hold certain rights in two proprietary platform technologies: Cytolin®, a humanized monoclonal antibody targeting HIV with a mechanism of action which may prove to be synergistic to that of PRO 140 and other treatments, and CytoFeline™, a felinized monoclonal antibody targeting Feline Immunodeficiency Virus (“FIV”).

PRO 140

We believe the PRO 140 antibody shows promise as a powerful anti-viral agent while not being a chemically synthesized drug, which means fewer side effects, lower toxicity and less frequent dosing requirements, as compared to daily drug therapies currently in use. The PRO 140 antibody belongs to a class of HIV therapies known as entry inhibitors that block HIV from entering into and infecting certain cells. PRO 140 blocks HIV from entering a cell by binding to a molecule called CCR5, a normal cell surface co-receptor protein to which HIV attaches as part of HIV’s entry into a cell.

PRO 140 is an antibody and not a chemically synthesized drug, and through preliminary, short-term trials it has demonstrated efficacy without issues relating to toxicity and autoimmune resistance. Moreover, these trials suggested that PRO 140 does not affect the normal function of the CCR5 co-receptor for HIV. Instead, PRO 140 binds to a precise site on CCR5 that HIV uses to enter the cell and, in doing so, inhibits the ability of HIV to infect the cell without affecting the cell’s normal function.

PRO 140 was originally developed by Progenics Pharmaceuticals, Inc. (“Progenics”), which led, and contributed to funding of, PRO 140 development and trials through 2011. We acquired the asset from Progenics in October 2012. Jeffrey M. Jacobson, M.D., Professor of Medicine, Microbiology and Immunology, Chief, Drexel University College of Medicine (“Drexel”), has conducted prior research relating to PRO 140, and is continuing to pursue one clinical trial partially funded through one grant awarded to Dr. Jacobson by the National Institutes of Health (“NIH”). We have also recently completed a successful Phase 2b clinical trial exploring PRO 140 as a short-term treatment substitution (as a monotherapy of PRO 140) for existing drug regimens.

To facilitate our self-funded and sponsored clinical research plans, we have engaged Amarex Clinical Research, LLC (“Amarex”), our principal contract research organization, to provide comprehensive clinical trial services, including managing our chemistry and manufacturing control (“CMC”) activities.

In furtherance of our business strategy, in mid-2014 we entered into a manufacturing agreement with a contract manufacturing organization to initiate preparations for the potential future manufacturing of additional PRO 140.

To date, PRO 140 has only been tested and administered to test subjects either intravenously or as a subcutaneous injection. We believe that, if PRO 140 is approved for use as an injectable by the FDA, it may nonetheless be an attractive and marketable therapeutic option (for patients with healthy CCR5), particularly in the following scenarios:

•	Patients desiring a break from existing treatment regimens, whether due to side-effects or for any personal reasons;

•	Patients with difficulty adhering to daily drug regimens;

•	Patients who poorly tolerate existing therapies;

•	Patients with compromised organ function, such as HCV co-infection;

•	Patients with complex concomitant medical requirements; and

•	Patients who choose not to start their highly active antiretroviral therapy (“HAART”) regimen immediately after being infected with HIV.

We believe PRO 140 has demonstrated potent (as compared to existing treatments) antiretroviral activity and an encouraging safety profile in prior clinical testing, that PRO 140 has the potential to be the first long-acting (weekly or every other week), self-administered HIV therapy, and that PRO 140 inhibit CCR5-tropic HIV while preserving CCR5’s natural activity. PRO 140 also appears to broadly inhibit drug-resistant CCR5-tropic HIV viruses, including one resistant to small-molecule anti-CCR5 HIV therapies. PRO 140 has no effect on strains of HIV called X4 exclusive virus. Overall, we believe PRO 140 represents a distinct class of CCR5 inhibitors with unique virological and immunological properties and may provide another distinct tool to treat HIV-infected subjects.

Current Clinical Trials

PRO 140 is currently being studied in two clinical trials. One study is led by Dr. Jeffrey Jacobson. This study is funded directly through grants from NIH. Pursuant to a clinical trial agreement with us, Drexel is now carrying the investigational new drug (“IND”) application. As such, we are precluded from commenting on the NIH sponsored study. A second clinical trial of PRO 140 commenced in May 2014 and is sponsored and funded by CytoDyn. This Phase 2b trial is known as “treatment substitution.” This Phase 2b trial was completed in January 2015 and several patients are continuing in extension studies of this monotherapy of a weekly injection of PRO 140. Results from these extension studies thus far indicate some patients are now reaching eight months of suppressed viral load achieved through a successful monotherapy of PRO 140.

Our ongoing treatment substitution extension study has two objectives: (1) to assess the efficacy of PRO 140 monotherapy for the maintenance of viral suppression after being used in substitution of a patient’s HAART regimen and (2) to assess the clinical safety and tolerability parameters for PRO 140 following use in substitution of HAART. The study protocol requires patients to be stable on HAART with an undetectable viral load. The trial design provided that patients will be shifted from HAART regimen to PRO 140 monotherapy for 12 weeks. PRO 140 is being administered as a 350mg subcutaneous dosage weekly and participants are monitored for viral rebound on a weekly basis. Total treatment duration with PRO 140 in the initial study was up to 14 weeks with one week overlap of existing retroviral regimen and PRO 140 at the beginning of the study period and also one week of overlap at the end in subjects who did not experience virologic failure, which is defined as a viral load above 400 two weeks in a row. An independent Data Safety Monitoring Board (“DSMB”) is required to monitor the study to ensure patient safety and to assess efficacy. The DSMB operates in conformance with the FDA guidelines for its independence, management and oversight.

As a result of the FDA’s recent approval of the Company’s Phase 3 protocol synopsis for an additional indication for PRO 140, the Company expects to commence its first Phase 3 clinical trial in mid-2015.

The Company’s Phase 2b treatment substitution clinical trial results through May 28, 2015, (excluding patients who failed due to having the Dual/Mix virus, therefore were screening failures) are as follows:

•	98% of the patients passed 4 weeks of monotherapy

•	91% of the patients passed 6 weeks of monotherapy

•	82% of the patients passed 8 weeks of monotherapy

•	70% of the patients passed 11 weeks of monotherapy (maximum allowable monotherapy without an extension study)

•	14 patients, who were offered to continue in an extension study with this monotherapy, are approaching 8 months without experiencing a virologic failure.

As only HIV patients who have CCR5 virus exclusively can benefit from PRO 140, each patient is required to take a DNA Trofile test prior to enrollment in the study. However, this test is not very accurate in patients with an undetectable viral load. Therefore, the occurrence of a number of viral rebounds due to inaccurate trofile screening was not unexpected. CytoDyn believes its clinical trial data demonstrates that patients with either R5 exclusive virus or Dual/Mix virus have all successfully passed four weeks of monotherapy, thus there would be no need for a trofile test, if this therapy were to be used for a three to four week treatment substitution. Furthermore, we believe if patients continue to remain on this monotherapy (as 14 patients are currently participating in an extension study, with some as long as eight months), then their viral load should only be tested periodically.

On May 4, 2015, the Company announced that it has reached an agreement with the FDA on the Company’s previously submitted Phase 3 protocol synopsis for PRO 140, the Company’s novel self-injectable antibody for the treatment of HIV, and submitted the full Phase 3 protocol to the FDA. The Company’s Phase 3 protocol provides for a 25-week study with 300 HIV patients, which could start as early as 30 days after submission.

The Company believes that upon successful completion of this Phase 3 study, CytoDyn will have the opportunity to seek accelerated approval for PRO 140 based on previously granted FDA fast-track candidate designation. Additionally, the Company may apply for a breakthrough designation for PRO 140, as the first self-injectable antibody for HIV therapy.

The Company’s recently completed Phase 2b treatment substitution trial demonstrated that 98% of all patients treated with PRO 140 successfully passed four weeks of monotherapy without virologic failure. CytoDyn then offered 14 patients the option to continue in an extension study, and all 14 patients successfully passed six months of monotherapy without experiencing virologic failure, with some study patients now reaching eight months of successful monotherapy.

The Company’s first Phase 3 study is designed to allow PRO 140 as a component of a HAART regimen for treatment experienced patients. HAART is the current standard of medical care for individuals with HIV. Management believes the market size for a HAART therapy, which includes the PRO 140 antibody, along with other PRO 140 indications, could exceed a billion dollars. CytoDyn believes that its PRO 140 antibody has compelling advantages over Maraviroc, the only other CCR5 antagonist for HIV therapy (Maraviroc is a pill taken orally twice a day. PRO 140 is currently being tested as a once-a-week subcutaneous injection of 350mg dose). These advantages include less toxicity, fewer side effects and once-a-week versus daily administration which together may improve patient compliance.

The FDA is in agreement with CytoDyn’s proposed regulatory path for the first approval for PRO 140 and the Company plans to request a meeting with the FDA to discuss potential additional indications for HIV therapy following the submission of the “top-line report” of the recently completed Phase 2b treatment substitution study.

Other Product Candidates

A second product candidate, Cytolin, is also a humanized monoclonal antibody for the treatment of HIV infection. It targets a normal cell molecule called CD11a, part of the heterodimer that makes up the cell adhesion molecule lymphocyte function cell associated antigen. Published reports have suggested that blocking or engaging CD11a might limit or prevent HIV infection of CD4 cells and monocytes.

We acquired rights to Cytolin in October 2003 pursuant to an agreement with CytoDyn of New Mexico, Inc. (“CytoDyn NM”). As part of the transaction, we acquired the drug candidate Cytolin and were assigned rights under the patent license agreement dated July 1, 1994, between CytoDyn NM and Allen D. Allen, covering United States Patent No. 5,651,970 (which describes a method for treating HIV disease with the use of monoclonal antibodies), including the worldwide, exclusive right to develop, market and sell compounds disclosed by the patent, to practice methods taught by the patent, and to exploit specified technology related to the patent. This patent is for a murine (mouse) version of the drug. The license agreement expired on the original expiration date of the patent in July 2014. On September 23, 2011, we filed a provisional patent application (Serial No. 61/534,942) in the United States for its humanized version of Cytolin. On September 13, 2012, we filed an international patent application (Serial No. PCT/US2012/055132) claiming priority to a United States provisional patent application for our humanized version of Cytolin. We now refer to Cytolin as the humanized version of the old Cytolin, which was the murine monoclonal antibody.

In May 2011, we formed CytoDyn Veterinary Medicine LLC (“CVM”) to explore the possible application of feline reactive monoclonal antibodies for the treatment of Feline Immunodeficiency Virus (“FIV”). On June 17, 2011, we filed a provisional patent application in the United States (Serial No. 61/498,029) for the use of these antibodies, as well as selected small molecule antagonists and agonists for the treatment of FIV. On June 15, 2012, we filed an international patent application (Serial No. PCT/US2012/042693) claiming priority to this provisional patent application. CytoFeline is our felinized proprietary product targeted to treat FIV.

Until the clinical trials for PRO 140 have advanced further, we do not plan to devote any resources towards the development, research, testing, approval, or commercialization of Cytolin or CytoFeline.

PRO 140 Acquisition

We acquired PRO 140, as well as certain other related assets, including the existing inventory of PRO 140 bulk drug substance, intellectual property, and FDA regulatory filings, pursuant to an Asset Purchase Agreement, dated as of July 25, 2012 (the “Progenics Agreement”), between CytoDyn and Progenics. The terms of the Progenics Agreement provided for an initial cash payment of $3,500,000, which was paid at closing in October 2012, as well as the following milestone payments and royalties to be paid to Progenics in the future: (i) $1,500,000 at the time of the first dosing in a U.S. Phase 3 trial or non-US equivalent; (ii) $5,000,000 at the time of the first U.S. new drug application approval by the FDA or other non-U.S. approval for the sale of PRO 140; and (iii) royalty payments of 5% of net sales during the period beginning on the date of the first commercial sale of PRO 140 until the later of (a) the expiration of the last to expire patent included in the acquired assets, and (b) 10 years following the first commercialization sale of PRO 140, in each case determined on a country-by-country basis. The Progenics Agreement is filed as an exhibit to the registration statement of which this prospectus is a part.

Payments to Progenics are in addition to payments due under a Development and License Agreement, dated April 30, 1999 (the “PDL License”), between Protein Design Labs (now AbbVie Inc.) and Progenics, which was assigned to us in the PRO 140 transaction, pursuant to which we must pay additional milestone payments and royalties as follows: (i) $1,000,000 upon initiation of a Phase 3 clinical trial; (ii) $500,000 upon filing a Biologic License Application with the FDA or non-U.S. equivalent regulatory body; (iii) $500,000 upon FDA approval or approval by another non-U.S. equivalent regulatory body; and (iv) royalties of up to 7.5% of net sales for the longer of 10 years and the date of expiration of the last to expire licensed patent. Additionally, the PDL License provides for an annual maintenance fee of $150,000 until royalties paid exceed that amount.

As part of our acquisition of PRO 140, we entered into a collaboration agreement with Drexel, under which CytoDyn has provided Drexel with the necessary quantity of PRO 140 to conduct certain clinical trials. CytoDyn will have access to all clinical trial data and the right to use such data. During fiscal 2014, CytoDyn fulfilled its obligation to Drexel to deliver finished drug product for use in its clinical trials.

Patents and Proprietary Technology

Protection of our intellectual property rights is important to our business. We may file patent applications in the U.S., Canada, and Japan, European countries that are party to the European Patent Convention and other countries on a selective basis in order to protect inventions we consider to be important to the development of our business.

Generally, patents issued in the U.S. are effective for either (i) 20 years from the earliest asserted filing date, if the application was filed on or after June 8, 1995, or (ii) the longer of 17 years from the date of issue or 20 years from the earliest asserted filing date, if the application was filed prior to that date, subject to a five-year extension in certain instances. The duration of foreign patents varies in accordance with the provisions of applicable local law, although most countries provide for patent terms of 20 years from the earliest asserted filing date and allow patent extensions similar to those permitted in the U.S.

Patents may not enable us to preclude competitors from commercializing drugs in direct competition with our products, and consequently may not provide us with any meaningful competitive advantage. See related risk factors under the heading “Risk Factors” above. We may also rely on trade secrets and proprietary know-how to develop and attempt to achieve a competitive position with our product candidates. We generally require our employees, consultants and partners who have access to our proprietary information to sign confidentiality agreements in an effort to protect our intellectual property.

Information with respect to our current patent portfolio as of May 28, 2015, is set forth below.

	Number of Patents		Expiration Dates(1)	Number of Patent Applications
Product Candidates	U.S.	International		U.S.	International
PRO 140	16	27	2015-2031	7	15
Cytolin	—	—	—	1	—
CytoFeline	—	—	—	2	3

(1)	Patent term extensions and pending patent applications may extend periods of patent protection.

Research, development and commercialization of a biopharmaceutical product often require choosing between alternative development and optimization routes at various stages in the development process. Preferred routes depend upon current—and may be affected by subsequent—discoveries and test results, availability of financial resources, and other factors, and cannot be identified with certainty. There are numerous third-party patents in fields in which we work, and we may need to obtain licenses under patents of others in order to pursue a preferred development route of one or more of our product candidates. The need to obtain a license would decrease the ultimate value and profitability of an affected product. If we cannot negotiate such a license, we might have to pursue a less desirable development route or terminate the program altogether. See “Risk Factors” above.

Government Regulation

Regulation of Health Care Industry

The health care industry is highly regulated, and state and federal health care laws and regulations are applicable to certain aspects of our business. For example, there are federal and state health care laws and regulations that apply to the operation of clinical laboratories, the business relationships between health care providers and suppliers, the privacy and security of health information and the conduct of clinical research.

Regulation of Products

The design, testing, manufacture, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our products is regulated by numerous third parties, including the FDA, foreign governments, independent standards auditors and our customers.

In the United States, biological products have long been subject to regulation by various federal and state agencies, primarily as to product safety, efficacy, manufacturing, advertising, labeling, import, export and safety reporting. The exercise of broad regulatory powers by the FDA through its Center for Devices and Radiological Health and its Center for Biological Evaluation and Research continues to result in increases in the amounts of testing and documentation for FDA clearance of current and new biologic products. The FDA can ban certain biological products; detain or seize adulterated or misbranded biological products; order repair, replacement or refund of these products; and require notification of health professionals and others with regard to biological products that present unreasonable risks of substantial harm to the public health. The FDA may also enjoin and restrain certain violations of the Federal Food, Drug and Cosmetic Act, as amended, or the Public Health Service Act pertaining to certain biological products or initiate action for criminal prosecution of such violations.

The lengthy process of seeking drug approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Failure to comply with applicable regulations can result in refusal by the FDA to approve product license applications. The FDA also has the authority to revoke previously granted product approvals.

Regulation of Laboratory Operations

Clinical laboratories that perform laboratory testing (except for research purposes only) on human subjects are subject to regulation under Clinical Laboratory Improvement Amendments (“CLIA”). CLIA regulates clinical laboratories by requiring that the laboratory be certified by the federal government, licensed by the state and comply with various operational, personnel and quality requirements intended to ensure that clinical laboratory test results are accurate, reliable and timely. State law and regulations also apply to the operation of clinical laboratories.

State Governments

Most states in which we operate have regulations that parallel federal regulations. Most states conduct periodic unannounced inspections and require licensing under such state’s procedures. Our research and development activities and the manufacture and marketing of our products are and will be subject to rigorous regulations relating to product safety and efficacy by numerous governmental authorities in the United States and other countries.

Other Laws and Regulations

We are subject to various laws and regulations relating to safe working conditions, clinical, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research. The extent of government regulation applying to our business that might result from any legislative or administrative action cannot be accurately predicted.

Environmental

We are subject to a variety of federal, state and local environmental protection measures. We believe that our operations comply in all material respects with applicable environmental laws and regulations. Our compliance with these regulations did not have during the past year and is not expected to have a material effect upon our capital expenditures, cash flows, earnings or competitive position.

Registrational Clinical Trials Process

Described below is the traditional registrational drug development track. Our current business strategy is to focus primarily on the PRO 140 treatment substitution clinical trial results and additional indications in Phase 3 trials, which we will sponsor and fund. Additional clinical studies of our lead product candidate, PRO 140, are being sponsored by Drexel and funded at least in part by the NIH but are less critical to the viability of our business.

Phase 1

Phase 1 includes the initial introduction of an investigational new drug or biologic into humans. These studies are closely monitored and may be conducted in patients, but are usually conducted in a small number of healthy volunteer subjects. These studies are designed to determine the metabolic and pharmacologic actions of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. During Phase 1, sufficient information about the investigational product’s pharmacokinetics and pharmacological effects are obtained to permit the design of well-controlled, scientifically valid, Phase 2 studies. Phase 1 studies of PRO 140 have been conducted and completed by or on behalf of Progenics by Dr. Jacobson and others prior to our acquisition of PRO 140.

Phase 2

Phase 2 includes the early controlled clinical studies conducted to obtain some preliminary data on the effectiveness of the drug for a particular indication or indications in patients with the disease or condition. This phase of testing also helps determine the common short-term side effects and risks associated with the drug. Phase 2 studies are typically well-controlled, closely monitored, and conducted in a relatively small number of patients, often involving several hundred people. In some cases, depending upon the need for a new drug, a particular drug candidate may be licensed for sale in interstate commerce after a “pivotal” Phase 2 trial.

Phase 2 is often broken into Phase 2a, which can be used to refer to “pilot trials,” or more limited trials evaluating exposure response in patients, and Phase 2b trials that are designed to evaluate dosing efficacy and ranges. We believe studies conducted under the direction of Dr. Jacobson at Drexel will collectively constitute a Phase 2b trial. Our treatment substitution clinical trial is a Phase 2b trial.

Phase 3

Phase 3 studies are expanded controlled clinical studies. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained in Phase 2, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit/risk relationship of the drug. Phase 3 studies also provide an adequate basis for extrapolating the results to the general population and transmitting that information in the physician labeling. Phase 3 studies usually involve significantly larger groups of patients, and considerable additional expense. We are required to pay significant fees to third parties upon the first patient dosing in a Phase 3 trial of PRO 140. See the discussion under the subheading “PRO 140 Acquisition” above.

Competition

The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Our development efforts may compete with more established biotechnology companies that have significantly greater financial and managerial resources than we do.

Advancing PRO 140 is our highest priority. PRO 140 blocks a cell receptor called CCR5, which is the entry point for most strains of HIV virus. Pfizer’s maraviroc (Selzentry®) is the only currently approved CCR5 blocking agent. Another recent entry into the HIV treatment space is Truvada, an HIV drug produced by Gilead Sciences, Inc. Both of these drugs must be taken daily and are believed to have significant side effects. For these reasons, we believe that our lead product, PRO 140, a monoclonal antibody may prove to be useful in patients that cannot tolerate existing HIV therapies or desire a respite from those therapies. Nonetheless, manufacturers of current therapies, such as Pfizer and Gilead Sciences, are very large, multi-national corporations with significant resources. We expect that these companies will compete fiercely to defend and expand their market share.

Our potential competitors include entities that develop and produce therapeutic agents. These include numerous public and private academic and research organizations and pharmaceutical and biotechnology companies pursuing production of, among other things, biologics from cell cultures, genetically engineered drugs and natural and chemically synthesized drugs. All of these potential competitors have substantially greater capital resources, management expertise, research and development capabilities, manufacturing and marketing resources and experience than we do.

Our competitors may succeed in developing potential drugs or processes that are more effective or less costly than any that may be developed by us or that gain regulatory approval prior to our potential drug candidates. Worldwide, there are many antiviral drugs for treating HIV. In seeking to manufacture, distribute and market the potential drugs we hope to have approved, we face competition from established pharmaceutical companies. All of our potential competitors have considerably greater financial and management resources than we possess. We also expect that the number of our competitors and potential competitors will increase as more potential drugs receive commercial marketing approvals from the FDA or analogous foreign regulatory agencies. Any of these competitors may be more successful than us in manufacturing, marketing and distributing HIV treatments.

Research and Development Costs

Our research and development expenses totaled approximately $4.0 million and $0.6 million for the fiscal years ended May 31, 2014 and May 31, 2013, respectively. We expect that research and development expenses will continue to be a significant expense as we seek to develop our current and future product pipeline.

Employees and Consultants

We have three full-time employees, our CEO, CFO and Director of Accounting, as well as several independent consultants assisting us with our clinical trials of PRO 140. There can be no assurance that we will be able to identify or hire and retain additional employees or consultants on acceptable terms in the future.

Properties

Our principal office is located at 1111 Main Street, Suite 660, Vancouver, Washington 98660. We lease 1,383 square feet in a commercial office building pursuant to a lease that expires on September 30, 2016, at a cost of $2,478 per month. The lease also provides for early termination through October 7, 2015.

Legal Proceedings

From time to time, we are involved in claims and suits that arise in the ordinary course of our business. Management currently believes that resolving any such claims against us will not have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the other sections of this prospectus, including our audited annual consolidated financial statements and related notes beginning on page F-1 of this prospectus. This discussion and analysis contains forward-looking statements, including information about possible or assumed results of our financial condition, operations, plans, objectives and performance that involve risks, uncertainties and assumptions. See “Cautionary Note Regarding Forward-Looking Statements” above. Our actual results may differ materially from those anticipated or suggested in any forward-looking statements.

Business Highlights

Since the beginning of fiscal 2014, we commenced several initiatives to advance our lead product candidate, PRO 140. The following is a brief summary of key accomplishments:

•	Raised $14.5 million in capital through a private equity offering;

•	Engaged a full service clinical research organization to manage our regulatory affairs, CMC activities and clinical trials;

•	Advanced PRO 140 from a frozen bulk drug substance state through “fill and finish” and delivered finished drug product to Drexel University College of Medicine for its self-sponsored, NIH-funded clinical trials of PRO 140;

•	Obtained FDA approval and successfully concluded a self-sponsored, self-funded Phase 2b clinical trial for a PRO 140 monotherapy study referred to as treatment substitution;

•	Prepared and delivered finished drug product of PRO 140 for our first self-sponsored Phase 2b clinical trial, our treatment substitution study;

•	Raised $7.5 million in capital through three private convertible debt offerings;

•	Induced the conversion of approximately $4.2 million in aggregate principal amount of convertible promissory notes into common stock;

•	Obtained FDA approval of a Phase 3 clinical trial protocol synopsis and filed a Phase 3 clinical trial protocol in early May 2015 based upon guidance from the FDA; and

•	Further advanced preparations for the manufacturing of new cGMP PRO 140 antibody material.

Results of Operations

Results of Operations for the three months ended February 28, 2015 and 2014 are as follows:

For the three months ended February 28, 2015 and February 28, 2014, we had no activities that produced revenues from operations.

For the three months ended February 28, 2015, we had a net loss of approximately $2,722,000 compared to a net loss of approximately $3,274,000 for the corresponding period in 2014. The decrease in net loss of approximately $552,000 over the comparable three-month period in 2014 was due primarily to comparably lower general and administrative expenses of approximately $165,000 and a non-cash gain of approximately $1,262,000 arising from the change in the fair value of the derivative liability during 2015, offset in part by increases of approximately $608,000 of research and development and $192,000 of non-cash interest expense. The reduction in the fair value of the derivative liability was predominately due to the decrease in the market price of our common stock. The derivative liability is significantly influenced by the trading price of our stock, thus, if our stock price is reduced, this will create a substantial decrease in the derivative liability and a corresponding decrease in expense. For the three months ended February 28, 2015 and February 28, 2014, we incurred operating expenses of approximately $3,292,000 and $2,876,000, respectively, consisting primarily of salaries and benefits, stock-based compensation, amortization of patents, professional fees, legal fees, research and development and various other operating expenses.

The increase in operating expenses for the three-month period ended February 28, 2015 of approximately $417,000 compared to the three months ended February 28, 2014, related primarily to the increase in research and development, offset in part by a decrease in general and administrative and legal expenses. We expect our research and development expenses to continue to increase as we prepare for additional human clinical trials with our product candidate PRO 140 and to concurrently explore other opportunities for our monoclonal antibody. Our ability to continue to fund our operating expenses will continue to depend on our ability to raise additional capital. Stock-based compensation may also increase, as we continue to compensate consultants, directors, and employees with stock options.

Interest expense for the three months ended February 28, 2015 of approximately $691,000 was comprised of (i) a non-cash charges related to the amortization of debt discount of approximately $397,000 attributable to convertible notes, (ii) a non-cash charge of approximately $202,000 related to the fair value of warrants induced to exercise and (iii) accrued interest payable on outstanding convertible notes of approximately $91,000. The amortization of debt discount for derivatives during the three months ended February 28, 2015 represents amortization of the discount which resulted from allocating a portion of the financing proceeds to the compound embedded derivative. Pursuant to U.S. GAAP, the AVCP Notes gave rise to a derivative liability primarily due to the potential adjustment of the conversion rate of the note, commonly known as an anti-dilution or “round down” provision.

The future trends of all expenses will be driven, in part, by the future outcomes of the clinical trials and their correlative effect on general and administrative expenses, especially FDA regulatory requirements, in addition to the possibility that all or a portion of the holders of the Company’s outstanding convertible notes may elect to convert their notes into common stock, which would reduce future cash interest expense, and accelerate non-cash amortization of the debt discounts associated with the convertible notes. See, in particular, Item 1A Risk Factors in our Annual Report on Form 10-K for the year ended May 31, 2014.

Results of Operations for the nine months ended February 28, 2015 and 2014 are as follows:

For the nine months ended February 28, 2015 and February 28, 2014, we had no activities that produced revenues from operations.

For the nine months ended February 28, 2015, we had a net loss of approximately $11.1 million, as compared to a net loss of approximately $9.4 million for the similar 2014 period. The increased net loss for 2015 of approximately $1.7 million over 2014 was primarily attributable to the increase in research and development costs of approximately $4 million and to higher interest expense of approximately $297,000, offset in part by a non-cash gain of approximately $456,000 owing to a reduction in the derivative liability, as well as to lower general and administrative, legal, combined with a $2.1 million reduction in amortization of debt discount and debt issuance costs.

For the nine months ended February 28, 2015, operating expenses of approximately $9.2 million increased approximately $3.8 million over the comparable 2014 period due to substantially increased research and development costs, offset in part by a slight reduction in legal and general and administrative expenses. The decline in general and administrative expenses was primarily attributable to lower stock-based compensation. Higher research and development expenses reflects the Company’s Phase 2b treatment substitution clinical trial and related extension studies, as well as preparations for the future manufacturing of the PRO 140 monoclonal antibody.

Interest expense for the nine months ended February 28, 2015 was comprised of (i) a non-cash charge related to the amortization of debt discount attributable to convertible notes, (ii) a non-cash charge related to the reduction in the exercise price of warrants to induce conversion of debt and warrant exercises (iii) accrued interest payable on outstanding convertible notes. The amortization of debt discount of approximately $1.3 million for the nine months ended February 28, 2015 represents the amortization of the intrinsic value of the beneficial conversion feature of the convertible notes payable, fair value of the attached warrants and to a lesser extent an amount resulting from allocating a portion of the financing proceeds to the compound embedded derivative. The amount of amortization recognized during the nine months ended February 28, 2014 also includes a disproportionate amount of debt discount which arises upon the conversion of notes into stock prior to their respective maturity dates. For the similar period in 2014, $2,450,000 in principal amount of notes converted with varying number of days outstanding, coupled with the Company’s issuance of $1,200,000 of short-term convertible notes in July 2013, increases the lack of comparability of total interest expense between the two nine-month periods.

Results of operations for the year ended May 31, 2014, compared to May 31, 2013 are as follows:

For the years ended May 31, 2014 and 2013, we had no activities that produced revenues from operations.

For the years ended May 31, 2014 and 2013, we had net losses of approximately $12.4 million and $9.6 million, respectively. The increase in net loss of approximately $2.8 million for fiscal 2014 over fiscal 2013 was primarily attributable to increased amortization of discount on convertible debt, which is reported as interest expense, coupled with higher research and development expenses, offset by lower general and administrative costs and legal fees.

Total operating expenses for the years ended May 31, 2014 and 2013, are as follows:

	2014	2013
General and administrative:
Salaries and other compensation	$900,000	$1,411,000
Stock-based compensation	928,000	3,262,000
Accounting and consulting	216,000	421,000
Other	1,063,000	1,110,000

Total general and administrative	3,107,000	6,204,000
Legal	672,000	946,000
Research and development	3,982,000	620,000
Amortization and depreciation	352,000	223,000

Total operating expenses	$8,113,000	$7,993,000

The increase in fiscal 2014 total operating expenses of approximately $120,000, or 1.5%, over fiscal 2013 was primarily related to the increase in research and development expenditures and patent amortization, which is attributable to our PRO 140 patent portfolio. These comparably higher expenses for fiscal 2014 were offset by a reduction in stock-based compensation, legal, salary and consulting expenses as compared to fiscal 2013.

Salaries and other compensation decreased approximately $511,000, or 36.2%, from approximately $1,411,000 in fiscal year 2013 to approximately $900,000 for the year ended May 31, 2014. The decrease in fiscal 2014 from fiscal 2013 was due to the reduction in the number of employees and lower incentive compensation.

Stock-based compensation decreased approximately $2,334,000, or 71.5%, from approximately $3,262,000 for the year ended May 31, 2013, to approximately $928,000 for the year ended May 31, 2014. The decrease primarily related to the acceleration of vesting in fiscal 2013 of certain options granted to the Company’s former CEO in connection with his Transition Agreement (see Note 11 to the Company’s financial statements), and to fewer stock options awarded in fiscal 2014.

Accounting and consulting expenses decreased approximately $205,000, or 48.7%, from $421,000 in fiscal year 2013 to approximately $216,000 for the year ended May 31, 2014. The decrease in accounting and consulting expenses for fiscal 2014 as compared to fiscal 2013 reflects a more efficient utilization of third party resources.

Legal expenses decreased approximately $274,000, or 29%, from approximately $946,000 for the year ended May 31, 2013 to approximately $672,000 for the year ended May 31, 2014. The trend in the Company’s legal expenses will depend on the Company’s future capital raising efforts, complexity of certain regulatory filings, effective management of intellectual property, and continued strengthening of the internal staff.

Research and development (“R&D”) expenses of approximately $4.0 million for fiscal 2014 rose approximately $3.4 million over fiscal 2013. The fiscal 2014 expenditures were primarily focused on (1) CMC activities to advance PRO 140 from a frozen bulk drug substance state through a finished drug product for Drexel’s clinical trials and the Company’s preparations for future manufacturing requirements and (2) clinical trial development and management.

Other operating expenses of $1,063,000 for fiscal 2014 declined approximately $47,000, or 4.2%, from fiscal 2013 owing to lower expense levels for travel, insurance and corporate governance, offset in part by higher patent fees, as compared to fiscal 2013.

For fiscal 2014, the Company realized a non-cash gain of approximately $184,000 in connection with the negotiated settlements of previously accrued expenses, for which approximately $46,000 was related to legal fees and $138,000 to research and development expenses.

The increase in interest expense of approximately $2,562,000 in fiscal 2014 over fiscal 2013 was primarily attributable to a full year of interest and amortization of debt discount associated with the Company’s convertible promissory notes, as compared to eight months in fiscal 2013. Generally accepted accounting principles require the recognition of debt discounts when the conversion option is beneficial at the commitment date. The debt discounts represent the sum of the intrinsic value of the conversion option and the fair value of the detachable warrants issued with the notes. The combined discounts are limited to the note proceeds. The value of the debt discount is amortized over the term of the note as interest expense and the amortization is accelerated upon conversion. Interest expense for fiscal 2014 also includes approximately $193,000 of non-cash expense related to the value of warrants issued to induce the conversion of certain notes.

The future trends in all of our expenses will be driven, in part, by the future outcomes of our clinical trials and the correlative effect on general and administrative expenses, especially FDA regulatory requirements, in addition to the possibility that all or a portion of the holders of the Company’s outstanding convertible notes may elect to convert their notes into common stock, which would reduce future interest expense. See, in particular, “Risk Factors” above.

Liquidity and Capital Resources

The Company’s cash position at February 28, 2015 decreased to approximately $1,670,000; as compared to approximately $4,886,000 as of May 31, 2014.

On February 28, 2015, the Company had negative working capital of approximately $ 4,645,000, as compared to positive working capital of approximately $3,276,000 at May 31, 2014.

The Company had cash and cash equivalents of approximately $4.9 million as of May 31, 2014, compared with $0.6 million as of May 31, 2013. The net increase in our cash and cash equivalents over a year ago was attributable to the $14.5 million private equity offering completed in October 2013, offset in part by net cash used in operating activities of $7.4 million, $2.2 million for offering costs and $1.0 million for debt repayments.

As of May 31, 2014, the Company had working capital of approximately $3.3 million, which compares to negative working capital of $2.4 million at May 31, 2013.

Cash Flows

Net cash used in operating activities totaled approximately $7,766,000 during the nine months ended February 28, 2015, which reflects an increase of approximately $2,130,000 of net cash used in operating activities over the comparable nine-month period a year ago. The $7,766,000 of net cash used in operating activities for the nine months ended February 28, 2015 represents the effect of approximately $11,085,000 net loss, offset in part by increases in accounts payables, coupled with approximately $2,323,000 of non-cash expenses related to change in derivative liability, amortization of debt discount, stock-based compensation, inducement interest, as well as depreciation and amortization.

Net cash used in investing activities totaled approximately $16,000 during the nine months ended February 28, 2015, which reflects an increase of approximately $4,800 from net cash used in investing activities for the nine months ended February 28, 2014.

Net cash provided by financing activities of approximately $4,566,000 for the nine months ended February 28, 2015 included proceeds from the issuance of $3,500,000 in convertible promissory notes and proceeds of approximately $1,066,400 from the exercise of warrants. The decrease of approximately $7.9 million from the comparable 2014 nine-month period is primarily due to a private equity offering in October 2013 which provided net proceeds of approximately $11.6 million after offering costs of $2.1 million, repayments of a short-term convertible note, offset in part by higher proceeds from the exercise of warrants.

As reported in the accompanying financial statements, for the nine months ended February 28, 2015 and February 28, 2014, the Company incurred net losses of approximately $11.1 million and $9.4 million, respectively. We have no activities that produced revenue in the periods presented and have sustained operating losses since inception. Our ability to continue as a going concern is dependent upon our ability to raise additional capital, commence operations and achieve a level of profitability. Since inception, we have financed our activities principally from the sale of public and private equity securities and proceeds from the issuance of convertible notes payable. We intend to continue to finance our future operating activities and our working capital needs largely from the sale of debt and equity securities, combined with additional funding from other traditional financing sources. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of preferred stock, convertible debt securities or other debt financing, these activities or other debt could contain covenants that would restrict our operations. Any other third–party funding arrangements could require us to relinquish valuable rights. We may require additional capital beyond our currently anticipated needs. Additional capital, if available, may not be available on reasonable terms.

During the nine months ended February 28, 2015, the Company entered into a manufacturing agreement with a contract manufacturing organization to initiate preparations for the future manufacturing of additional PRO 140. In the event this agreement is terminated by the Company, it will incur financial penalties determined by the date the notice of termination is delivered in relation to the anticipated manufacturing date. If the notice is delivered more than three months in advance of the anticipated manufacturing date, the penalty is approximately $1.1 million or approximately $1.9 million thereafter.

Net cash used in operating activities was approximately $7.4 million during fiscal year 2014, which represents an increase of approximately $4.0 million from net cash used in operating activities of approximately $3.4 million in fiscal 2013. The increase in the net cash used in operating activities for fiscal 2014 as compared to fiscal 2013 was primarily attributable to an increase in research and development expenses of $3.4 million, offset in part by higher non-cash interest expense related to the amortization of debt discount and inducement of conversion of certain convertible debt.

The reduction of cash used in investing activities of approximately $3.5 million for fiscal 2014 as compared to fiscal 2013 reflects the purchase of PRO 140 in the prior fiscal year.

Cash flows provided by financing activities of approximately $11.7 million during fiscal 2014 increased approximately $4.5 million over fiscal 2013. The increase in cash provided by financing activities was principally due to a private equity offering that provided net cash of approximately $11.6 million, after offering costs of approximately $2.1 million, and the effect of conversion of certain convertible notes in the principal amount of $850,000 which were converted in connection with the private equity offering. During fiscal year 2014, the Company issued $1.2 million of convertible notes, of which $250,000 in principal amount was repaid. The Company also paid, at maturity, a note to a related party in the principal amount of $500,000 and another convertible note in principal amount of $250,000.

As mentioned above, we had no activities that produced revenue in fiscal year 2013 and 2014 and have sustained operating losses since inception.

Under the Asset Purchase Agreement (the “Asset Purchase Agreement”), dated July 25, 2012, between the Company and Progenics Pharmaceuticals, Inc. (“Progenics”), the Company acquired from Progenics its proprietary HIV viral-entry inhibitor drug candidate PRO 140 (“PRO 140”), a humanized anti-CCR5 monoclonal antibody, as well as certain other related assets, including the existing inventory of bulk PRO 140 drug product, intellectual property, certain related licenses and sublicenses, and U.S. Food and Drug administration (“FDA”) regulatory filings. On October 16, 2012, the Company paid $3,500,000 in cash to Progenics to close the acquisition transaction. The Company is also required to pay Progenics the following milestone payments and royalties: (i) $1,500,000 at the time of the first dosing in a U.S. Phase 3 trial or non-U.S. equivalent; (ii) $5,000,000 at the time of the first U.S. new drug application approval by the FDA or other non-U.S. approval for the sale of PRO 140; and (iii) royalty payments of up to five percent (5%) on net sales during the period beginning on the date of the first commercial sale of PRO 140 until the later of (a) the expiration of the last to expire patent included in the acquired assets, and (b) 10 years, in each case determined on a country-by-country basis. Payments to Progenics are in addition to payments due under a Development and License Agreement, dated April 30, 1999 (the “PDL License”), between Protein Design Labs (now AbbVie Inc.) and Progenics, which was assigned to us in the PRO 140 transaction, pursuant to which we must pay additional milestone payments and royalties as follows: (i) $1,000,000 upon initiation of a Phase 3 clinical trial; (ii) $500,000 upon filing a Biologic License Application with the FDA or non-U.S. equivalent regulatory body; (iii) $500,000 upon FDA approval or approval by another non-U.S. equivalent regulatory body; and (iv) royalties of up to 7.5% of net sales for the longer of 10 years and the date of expiration of the last to expire licensed patent. Additionally, the PDL License provides for an annual maintenance fee of $150,000 until royalties paid exceed that amount.

As of the date of this filing, it is management’s conclusion that the probability of achieving the future scientific research milestones is not reasonably determinable, thus the future milestone payments payable to Progenics and its sub-licensors are deemed contingent consideration and, therefore, are not currently accruable.

The Company is current with its interest payment obligations to all note holders and is in compliance with all other terms of outstanding promissory notes. As of February 28, 2015, the Company had a total of approximately $6.6 million outstanding in face amount of convertible promissory notes. In the event our promissory notes, which mature as early as May 6, 2015, do not convert into shares of common stock, the Company’s ability to continue as a going concern will be contingent upon its ability to raise additional capital to meet these obligations, or to refinance such obligations. If the Company is unsuccessful in raising additional capital or refinancing in the future, it may be required to cease its operations.

We have not generated revenue to date, and will not generate product revenue in the foreseeable future. We expect to continue to incur operating losses as we proceed with our clinical trials with respect to PRO 140 and continue to advance it through the product development and regulatory process. In addition to increasing research and development expenses, we expect general and administrative and manufacturing costs to increase, as we add personnel and other administrative expenses associated with our current efforts.

Going Concern

We will require significant additional funding in order to continue with research and development efforts.

The consolidated financial statements included in this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have incurred losses for all periods presented and have a substantial accumulated deficit. As of February 28, 2015, these factors, among others, raise substantial doubt about our ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to obtain additional operating capital, complete development of its product candidates, obtain FDA approval, outsource manufacturing of our products, and ultimately to attain profitability. We intend to seek additional funding through debt and equity offerings or licensing agreements or strategic alliances to implement our business plan. There are no assurances, however, that we will be successful in these endeavors.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

We believe that the following critical policies affect our more significant judgments and estimates used in preparation of our consolidated financial statements.

We use the Black-Scholes option pricing model to estimate the fair value of stock-based awards on the date of grant utilizing certain assumptions that require judgments and estimates. These assumptions include estimates for volatility, expected term, and risk-free interest rates in determining the fair value of the stock-based awards.

We issue common stock, stock options and warrants to consultants for various services. Costs for these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more readily measurable. This determination requires judgment in terms of the consideration being measured.

We have issued convertible promissory notes with detachable warrants to purchase common stock. The conversion options are fixed, but beneficial to the note holders at the respective commitment dates. The valuation of the beneficial conversion feature of the notes and of the warrants gives rise to the recognition of a debt discount, which requires the use of certain assumptions inherent in the Black-Scholes option pricing model, including various judgments and estimates.

As discussed in Note 9 to the consolidated financial statements included in this prospectus for the quarterly period ended February 28, 2015, we have significant contingent potential milestone and royalty liabilities. We must estimate the likelihood of paying these contingent liabilities periodically based on the progress of our clinical trials.

We estimated an amount that is a probable indicator of our rescission liability and recorded rescission liabilities at February 28, 2015 and February 28, 2014, of $353,000 and $378,000, respectively. These amounts represent the believed potential rescission liability as of the dates presented, excluding any contingent interest payable to investors who accept the rescission right and forfeit their shares. For the purpose of calculating and disclosing rescission liability, we have assumed that portions of the state claims are barred by the statutes of limitations of certain states. Although we have assumed that affirmative defenses based upon the expiration of the statutes of limitations in these states may be generally available to bar these state claims, we have not had legal counsel undertake a detailed analysis of case law that might apply to defer or avoid application of a bar to such claims; thus, if rescission claims are made for those assumed to be barred by a statute of limitations and such claims are contested by us, until such affirmative defenses are ruled upon in a proceeding adjudicating the rights at issue, no assurances can be made that, if asserted, such defenses would actually bar the rescission claims in these states. See Note 3 to our consolidated financial statements included in this prospectus for further information.

MANAGEMENT

The following table sets forth information with respect to each of our directors, including their current principal occupation or employment and age as of May 28, 2015.

Directors

Name	Age	Principal Occupation

Nader Z. Pourhassan, Ph.D.	52	President and Chief Executive Officer of the Company

Denis R. Burger, Ph.D.	72	Retired Chief Executive Officer of AVI Biopharma Inc.

Anthony D. Caracciolo	60	Retired Senior Vice President of Gilead Sciences, Inc.

Carl C. Dockery	52	President, Alpha Advisors, LLC

Gregory A. Gould	49	Chief Financial Officer, Treasurer, and Corporate Secretary of Ampio Pharmaceuticals, Inc.

A. Bruce Montgomery, M.D.	62	Chief Executive Officer of Cardeas Pharma Corporation

Jordan G. Naydenov	54	Vice President and Treasurer of Milara, Inc., a provider of stencil and screen printing systems

S. Michael Nobel, Ph.D.	75	Fellow at Tokyo Institute of Technology

The experience, qualifications, attributes and skills of each nominee, including his business experience during the past five years, are described below.

Nader Z. Pourhassan, Ph.D. Dr. Pourhassan was appointed President and Chief Executive Officer of CytoDyn in December 2012, following his service as interim President and Chief Executive Officer for the preceding three months. On September 24, 2012, the Board appointed Dr. Pourhassan as a director. Dr. Pourhassan was employed by us as our Chief Operating Officer from May 2008 until June 30, 2011, at which time Dr. Pourhassan accepted a position as our Managing Director of Business Development. Before joining us, Dr. Pourhassan was an instructor of college-level engineering at The Center for Advanced Learning, a charter school in Gresham, Oregon, from June 2005 through December 2007. Dr. Pourhassan immigrated to the United States in 1977 and became a U.S. citizen in 1991. He received his B.S. degree from Utah State University in 1985, his M.S. degree from Brigham Young University in 1990 and his Ph.D. from the University of Utah in 1998, in each case in Mechanical Engineering. Dr. Pourhassan brings to the Board his deep knowledge of our operations and industry. He also contributes his business, leadership and management experience.

On May 3, 2006, in Superior Court of Washington for Clark County Case No. 204227D, Dr. Pourhassan was convicted of a domestic violence court order violation. Dr. Pourhassan pled guilty to violation of the provisions of a protection order by contacting his former spouse via email with communications intended for his son. Dr. Pourhassan performed community service, paid a fine of $100, served 24 months of probation and was ordered to comply with the protection order.

Denis R. Burger, Ph.D. Dr. Burger has been a director since February 2014. Consideration of his nomination was recommended to the Nominating and Governance Committee by our Chief Executive Officer. He is also currently a director of Lorus Therapeutics, Inc., a cancer therapeutics company listed on the TSX, and serves on its audit committee. Dr. Burger co-founded Trinity Biotech PLC, a NASDAQ listed diagnostic company, in June 1992, served as its Chairman from June 1992 to May 1995, and is currently lead independent director. Until March 2007, he was Chairman and Chief Executive Officer of AVI Biopharma Inc. (now Sarepta Therapeutics, Inc.), a NASDAQ listed RNA therapeutics company. He was also a co-founder of Epitope Inc. (now Orasure Technologies Inc., NASDAQ listed), serving as its Chairman from 1981 to 1990. Dr. Burger previously held a professorship in the Department of Microbiology and Immunology and Surgery (Surgical Oncology) at the Oregon Health and Sciences University in Portland. Dr. Burger received his undergraduate degree in Bacteriology and Immunology from the University of California, Berkeley and his Master of Science and Ph.D. degrees in Microbiology and Immunology from the University of Arizona. Dr. Burger brings significant biotechnology company experience and operational expertise to our Board, as well as a local presence for in person consultations with management.

Anthony D. Caracciolo. Mr. Caracciolo has served as Chairman of the Board since June 2013 and is also chair of the Compensation Committee. In December 2011, the Board appointed Mr. Caracciolo as a director. Mr. Caracciolo has over 30 years of experience in the pharmaceutical sciences industry. He was formerly employed at Gilead Sciences, Inc. (“Gilead”), a publicly held, research-based biopharmaceutical company that discovers, develops and commercializes innovative medicines in areas of unmet medical need, from 1997 until retiring in October 2010. During his tenure, Mr. Caracciolo served as Senior Vice President, Manufacturing and Operations and was a senior member of Gilead’s executive committee, which was responsible for the strategic and operational direction of Gilead. During Mr. Caracciolo’s tenure at Gilead, Gilead grew from 300 employees to approximately 4,000 worldwide, with commercial activities in 38 countries. In addition, Gilead’s sales rose from $200 million to over $7 billion. While at Gilead, Mr. Caracciolo was responsible for directing operational and strategic initiatives for two manufacturing sites, development of a portfolio of contract manufacturing organizations, production of over 50 percent of Gilead’s commercial products, information technology, compliance assurance associated with aseptic processing, product development, optimization, technology transfers, and supervision of over 600 employees at six global locations. Prior to Gilead, Mr. Caracciolo was Vice President of Operations for Bausch and Lomb’s pharmaceutical division. Before joining Bausch and Lomb, he held various management positions at Sterling Drug for over 13 years. Mr. Caracciolo received a B.S. degree in Pharmaceutical Science from St. John’s University in 1978. Mr. Caracciolo brings to the Board an understanding of our operational issues and extensive experience in management and the biotech industry.

Carl C. Dockery. Mr. Dockery has been a director of the Company since September 2014. Mr. Dockery is a financial executive with over 30 years of experience as an executive in the insurance and reinsurance industry and more recently in 2006 as the founder and president of a registered investment advisory firm, Alpha Advisors, LLC. Mr. Dockery’s 20-year career as an insurance executive began in 1988 as an officer and director of two related and closely held insurance companies, including serving as secretary of Crossroads Insurance Co. Ltd. of Bermuda and as vice president of Gulf Insurance Co. Ltd. of Grand Cayman. Familiar with the London reinsurance market, in the 1990s, Mr. Dockery worked at Lloyd’s and the London Underwriting Centre brokering various types of reinsurance placements. Mr. Dockery graduated from Southeastern University with a Bachelor of Arts in Humanities. Mr. Dockery’s background in finance and understanding of the capital markets is an asset to our Company.

Gregory A. Gould. Mr. Gould currently serves as Chair of the Audit Committee and previously served as CytoDyn’s Chairman of the Board from July 2012 until June 2013. He has been a director since March 2006. Mr. Gould has served as Chief Financial Officer, Treasurer, and Corporate Secretary of Ampio Pharmaceuticals, Inc. (NYSE MKT: AMPE), a clinical stage pharmaceutical company, since June 2014 and, since April 2015, also concurrently serves as Chief Financial Officer of Rosewind Corporation (OTCQB: RSWN), a specialty men’s healthcare company focusing on urological related conditions. Prior to joining Ampio and Rosewind, he provided financial and operational consulting services to the biotech industry through his consulting company, Gould LLC, from April 2012 until June 2014. Mr. Gould was Chief Financial Officer, Treasurer and Secretary of SeraCare Life Sciences, Inc., a provider of biopharmaceutical products and services to the global life sciences industry, from November 2006 until the company was sold to Linden Capital Partners in April 2012. During the period from July 2011 until April 2012, Mr. Gould also served as the Interim President and Chief Executive Officer of SeraCare. Mr. Gould has held several other executive positions at publicly traded life sciences companies, including as Chief Financial Officer of Atrix Laboratories, Inc., an emerging specialty pharmaceutical company focused on advanced drug delivery, and Colorado MedTech, Inc., a medical device design and manufacturing company. Mr. Gould was instrumental in the negotiation and sale of Atrix to QLT, Inc., for over $855 million and the prior sale of Colorado MedTech to KRG. While with Atrix, he also played a critical role in the management of several licensing agreements, including a global licensing agreement with Sanofi-Synthelabo. Mr. Gould began his career as an auditor with Arthur Andersen, LLP. Mr. Gould graduated from the University of Colorado with a BS in Business Administration and is a Certified Public Accountant. He brings biotech and public company M&A experience, as well as financial expertise, to the Board through his professional experience.

A. Bruce Montgomery, M.D. Dr. Montgomery was appointed as a director in September 2013. Dr. Montgomery is a prominent biotech entrepreneur with an extensive background in product development and clinical studies. He is currently the Chief Executive Officer of Cardeas Pharma Corporation, a biotechnology firm focused on treatment of multidrug resistant bacteria causing pneumonia in patients on ventilation. Before joining Cardeas Pharma Corporation in 2010, Dr. Montgomery founded and was the Chief Executive Officer of Corus Pharma, Inc., a development stage pharmaceutical company, from 2001 until 2006. In 2006, Gilead acquired Corus Pharma, Inc., and Dr. Montgomery continued at Gilead, serving as Senior Vice President, Respiratory Therapeutics, from 2006 until 2010. He previously held positions in clinical development with PathoGenesis Corporation and Genentech. Dr. Montgomery is a director of Alder BioPharmaceuticals, Inc., a NASDAQ listed company, and a Trustee for the Washington State Life Sciences Discovery Fund. He has previously served on the boards of ZymoGenetics, Inc., a NASDAQ listed company until its acquisition in 2010, Pacific Science Center, and the Washington Biotechnology & Biomedical Association. Dr. Montgomery received a B.S. degree in chemistry and his M.D. from the University of Washington, and completed his residency in Internal Medicine at the University of Washington and fellowships at the University of Washington and the University of California, San Francisco. Dr. Montgomery brings extensive pharmaceutical research, development, and patent experience to the Board, as well as his skills in fundraising and as a serial entrepreneur.

Jordan G. Naydenov. Mr. Naydenov has been a director since June 2009. Mr. Naydenov immigrated to the U.S. in 1982 from Bulgaria where he was a competitive gymnast. Mr. Naydenov purchased a gymnasium, Naydenov Gymnastics, which he built into a successful business and sold in 2005. Since 2001, he has served as Vice President and a director of Milara, Inc., and since 2006 he has served as Treasurer of Milara, Inc., and a director of Milara International. Milara Inc. and Milara International are leading providers of stencil and screen printing systems for the surface mount and semiconductor industries. Mr. Naydenov brings leadership skills and significant management experience to the Board.

S. Michael Nobel, Ph.D. Dr. Nobel was elected as a director at the annual shareholder meeting in December 2012 and serves as chair of the Nominating and Governance Committee. He has extensive experience in assisting and launching new companies in the fields of medical diagnostics and treatment and medical technology transfer from inventions to commercial products, as well as supervision of such companies. Dr. Nobel has served as a director of BSD Medical Corporation (“BSD”) since January 1998 and is a member of BSD’s audit, corporate governance, nominating, and compensation committees. Dr. Nobel participated in the introduction of magnetic resonance imaging as European Vice President of Fonar Corp. He is founder and trustee of the Nobel Sustainable Trust Foundation and chairman of Nobel Charitable Trust Foundation (Asia). From 1991 to 2007, Dr. Nobel served as the Executive Chairman of the MRAB Group, which he co-founded, a company providing diagnostic imaging services in Sweden. From August 2005 until June 2008, Dr. Nobel served as a director of WorldSpace Corp. He has also been a consultant to UNESCO in Paris and the United Nations Social Affairs Division in Geneva. Dr. Nobel is chairman or a board member of several international companies in medical diagnostics, treatment and information systems. In the academic field, Dr. Nobel was guest professor at the Solutions Science Research Centre in the Tokyo Institute of Technology from 2007 to 2012. Dr. Nobel holds a Ph.D. in psychopedagogy from the University of Lausanne. Today he is a fellow at the same institute. Dr. Nobel’s qualifications to serve on the Board include, among others, his expertise in medical diagnosis and treatment, his extensive business and financial experience, and his service on several public company boards.

Director Independence

In determining director independence, we use the definition of independence in Rule 5605(a)(2) of the listing standards of The Nasdaq Stock Market (the “NASDAQ Rules”). The Board has determined that Messrs. Caracciolo, Dockery, Gould, and Naydenov and Drs. Montgomery and Nobel are independent under the NASDAQ Rules in that each is not, and has not been, an executive officer or employee and does not otherwise have a relationship which, in the opinion of the Board, would interfere with his exercise of independent judgment in carrying out the responsibilities of a director.

In considering Mr. Naydenov’s independence, the Board considered his investments in one of our three-year convertible promissory notes in the principal amount of $1,000,000 bearing interest at an annual rate of 5% and a one-year promissory note in the principal amount of $500,000 bearing interest at an annual rate of 15%. The $500,000 note was repaid in full at maturity in April 2014 and the $1,000,000 note was converted into shares of common stock in November 2014 pursuant to an offer extended to all similar noteholders to induce conversion of their promissory notes.

With respect to Dr. Nobel, the Board reviewed a brief consulting arrangement between us and Dr. Nobel pursuant to which he was paid a total of $20,000 for his assistance in arranging contacts with the investment community in Europe, which arrangement ended in mid-2013.

Prior to Dr. Burger’s election as a director on February 7, 2014, the Board initially determined that he was independent under the NASDAQ Rules, and he was appointed to the Compensation Committee and the Nominating and Governance Committee. However, the Board later requested that Dr. Burger resign from all Board committees in connection with its approval of a consulting arrangement in late February 2014. Under his consulting agreement, Dr. Burger provides advice to our executive management team regarding strategic and operational issues, including during regular in-person meetings, and receives $10,000 per month in cash for his services.

In considering Mr. Dockery’s independence, the Board considered Alpha Venture Capital Partners, L.P.’s investments in our two-year convertible promissory notes in the principal amount of $2,000,000 bearing interest at an annual rate of 5%, and a short term promissory note in the principal amount of $1,500,000 bearing interest at a monthly rate of 1.2%. Alpha Advisors, LLC, of which Mr. Dockery is president, is the investment advisor to Alpha Venture Capital Partners.

We are not a “listed issuer” as that term is used in Regulation S-K Item 407 adopted by the Securities and Exchange Commission (the “SEC”).

Audit Committee

Our Audit Committee Charter was adopted by the Board of Directors and became effective on November 2, 2011. The primary role of the Audit Committee is to oversee the financial reporting and disclosure process. The Audit Committee is responsible for overseeing the work done by our independent auditors and reviewing and discussing with management and the independent auditors the adequacy and effectiveness of our financial reporting process, the annual audited financial statements, and the results of the annual audit. The Audit Committee held five meetings during fiscal 2014 to review our financial statements with the auditors following the end of each fiscal quarter prior to their inclusion in reports filed with the SEC.

The Audit Committee is presently composed of Mr. Gould (chair), Mr. Caracciolo and Dr. Montgomery. Mr. Gould is a “financial expert” as defined in Regulation S-K Item 407(d)(5)(ii) adopted by the SEC. During fiscal 2014, Mr. Caracciolo, Mr. Gould and Dr. Montgomery also met the additional independence and experience requirements of the SEC and the NASDAQ Rules applicable specifically to members of the Audit Committee.

Compensation Committee

Our Compensation Committee Charter was adopted by the Board in October 2012 and was updated on May 29, 2014. The Compensation Committee reviews and approves our overall compensation philosophy and determines base salaries and other forms of compensation to be paid to executive officers, including decisions as to cash incentive compensation, grants of options and other stock-based awards. The Compensation Committee is also responsible for making recommendations to the Board with respect to new compensation plans, including incentive compensation plans and equity-based plans. The Compensation Committee held four meetings during fiscal 2014. The current members of the Compensation Committee are Messrs. Caracciolo (chair), Dockery and Gould, and Dr. Nobel.

Nominating and Governance Committee

Our Nominating and Governance Committee Charter was adopted by the Board on October 26, 2012. The Nominating and Governance Committee identifies individuals qualified to become members of the Board, makes recommendations to the Board with regard to the size and composition of the Board and Board committees, and evaluates the Board and its members. The Nominating and Governance Committee also assists the Board in developing succession and continuity plans for principal officer positions. The current members of the Nominating and Governance Committee are Drs. Nobel (chair) and Montgomery, and Messrs. Caracciolo, Dockery, Gould, and Naydenov. The Nominating and Governance Committee met twice during fiscal 2014.

The Nominating and Governance Committee does not have any specific, minimum qualifications for director candidates. In evaluating potential director nominees, the committee will consider:

•	Demonstration of ethical behavior;

•	Positions of leadership that demonstrate the ability to exercise sound judgment in a wide variety of matters;

•	The candidate’s ability to commit sufficient time to the position;

•	The candidate’s understanding of our business and operations; and

•	The need to satisfy independence requirements relating to Board composition.

The Nominating and Governance Committee relies on its annual evaluations of the Board in determining whether to recommend nomination of current directors for re-election. The Nominating and Governance Committee has not hired a third-party search firm to date, but has the authority to do so if it deems such action to be appropriate. It does not have a policy in place for considering diversity in identifying nominees for director.

Our Audit, Compensation and Nominating and Governance Committee charters can be found on our website at www.cytodyn.com.

Executive Officers

In addition to Dr. Pourhassan, whose background is described under the subheading “Directors” above, Michael D. Mulholland, age 63, is an executive officer. The Board appointed Mr. Mulholland as our Chief Financial Officer, Treasurer, and Corporate Secretary on December 13, 2012. Mr. Mulholland provides CytoDyn with more than 25 years of senior level financial leadership for public companies in the business services, retail and manufacturing industries. His broad experience includes strategic planning, corporate finance, including raising debt and equity capital, acquisitions, corporate restructurings, SEC reporting, risk management, investor relations and corporate governance matters. Mr. Mulholland has also collaborated with a leading European scientific inventor and IP counsel in connection with the evaluation of the patentability of certain biological compounds for potential applications to improve human health and the preparation of the related patent filings. Most recently, from 2011-2012, he served as Chief Financial Officer of Nautilus, Inc., a NYSE-listed developer and marketer of fitness equipment. He previously was Co-Chief Financial Officer of Corporate Management Advisors, Inc., a private holding company of various businesses and investments, including a majority interest in a publicly held manufacturing company, from 2010 to 2011; Vice President of Finance of Gevity HR, Inc., a former Nasdaq-listed professional employer organization, from 2008 to 2009; Chief Financial Officer and Secretary of Barrett Business Services, Inc., a Nasdaq-listed business services firm, from 1994 to 2008; and Executive Vice President, Chief Financial Officer and Secretary of Sprouse-Reitz Stores Inc., a former publicly held retail company, from 1988 to 1994. He began his career with Deloitte & Touche LLP. Mr. Mulholland received a B.S. degree in accounting and a M.B.A. in finance from the University of Oregon. He is a certified public accountant.

Director Compensation

During fiscal 2014, each director who was not an employee was entitled to receive: (i) $25,000 in annual compensation; (ii) additional annual cash retainers for committee chairs and committee members ranging from $2,500 to $15,000; (iii) an additional cash retainer of $15,000 for the Chairman of the Board; and (iv) an annual grant on June 1, 2013, of a non-qualified stock option covering 50,000 shares of Common Stock vesting in four equal quarterly installments. At the instructions of the Board, we deferred payment of cash director fees for the second half of fiscal 2013 until we had sufficient cash resources to make such payments. The deferred payments were paid in full during the second quarter of fiscal 2014.

The following table sets forth certain information regarding the compensation earned by or awarded to each non-employee director for services during fiscal 2014.

Name	Cash Fees	Stock Options(1),(2)	All Other Compensation(3)	Total

Denis R. Burger	$7,974	$8,724	$15,000	$31,698
Anthony D. Caracciolo	56,848	53,498	—	110,346
Gregory A. Gould	50,652	23,292	—	73,944
A. Bruce Montgomery	21,966	19,276	—	41,242
Jordan G. Naydenov	27,500	23,292	—	50,792
S. Michael Nobel	37,500	23,292	—	60,792

(1)	Represents aggregate grant date fair value of options granted during fiscal 2014 pursuant to Black-Scholes valuation model.
(2)	Total number of shares covered by stock options held by each non-employee director at May 31, 2014, were as follows:

No. of Shares

Denis R. Burger	15,616
Anthony D. Caracciolo	186,543
Gregory A. Gould	225,000
A. Bruce Montgomery	33,836
Jordan G. Naydenov	125,000
S. Michael Nobel	61,645

(3)	Represents consulting fees in a monthly amount of $5,000 beginning March 1, 2014.

EXECUTIVE COMPENSATION

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(3)	Option Awards ($)(4)	All Other Compensation ($)(5)	Total ($)
Nader Z. Pourhassan, President and Chief Executive Officer (1)	2014 2013	265,000 212,969	100,000 177,500	72,659 409,372	9,863 7,852	447,522 807,693
Michael D. Mulholland, Chief Financial Officer (2)	2014 2013	225,000 82,228	92,500 87,500	54,494 241,306	8,063 1,313	380,057 412,347

(1)	Dr. Pourhassan served as our Chief Operating Officer until June 30, 2011, when he ceased to be an executive officer and accepted a position as our Managing Director of Business Development. Dr. Pourhassan was appointed interim President and Chief Executive Officer on September 10, 2012, and President and Chief Executive Officer in December 2012.
(2)	Mr. Mulholland was appointed as our Chief Financial Officer effective December 13, 2012.
(3)	Bonuses for fiscal 2013 were paid in cash in the amount of $113,750 to Dr. Pourhassan and $43,750 to Mr. Mulholland, with the balance paid in shares of Common Stock, net of tax withholding. One-half of bonuses for fiscal 2014 were paid in cashshortly following fiscal year-end; the balance was paid in cash on September 30, 2014.
(4)	Option awards represent the grant date fair value of the awards pursuant to FASB ASC Topic 718, as described in Note 5 “Stock Options and Warrants” in the notes to consolidated financial statements included in this prospectus beginning at page F-1 below.
(5)	“All Other Compensation” represents our contributions to the CytoDyn Inc. 401(k) Profit Sharing Plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding stock options awarded to each of our named executive officers as of May 31, 2014. No stock awards were outstanding at May 31, 2014.

Name	Number of securities underlying unexercised options/ exercisable	Number of securities underlying unexercised options/ unexercisable	Option exercise price ($)	Option expiration date
Nader Z. Pourhassan(1)	125,000	—	$1.80	10/10/2015
	343,750	156,250	$2.00	07/31/2016
	54,545	—	$2.75	03/23/2017
	200,000	400,000	$0.80	05/31/2018
	—	200,000	$0.64	05/29/2019
Michael D. Mulholland(2)	33,333	66,667	$1.40	12/13/2017
	100,000	200,000	$0.80	05/31/2018
	—	150,000	$0.64	05/29/2019

(1)	Option expiring in 2016 vests as follows: 125,000 shares on July 31, 2012; 125,000 shares on July 31, 2013, and 31,250 shares quarterly through July 31, 2015. Option expiring in 2018 vests in three equal annual installments beginning on May 31, 2014. Option expiring in 2019 vests in three equal annual installments beginning on May 29, 2015.
(2)	Option expiring in 2017 vests in three equal annual installments beginning December 13, 2013. Option expiring in 2018 vests in three equal annual installments beginning May 31, 2014. Option expiring in 2019 vests in three equal annual installments beginning on May 29, 2015.

Additional Compensation Information

Employee Pension, Profit Sharing or Other Retirement Plans

Effective January 1, 2010, we adopted a profit sharing plan, qualifying under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”) and covering substantially all of our employees. We make a “safe harbor” contribution of 3% of the participant’s salary in order to maintain regulatory compliance of the 401(k) Plan. We do not have any other defined benefit pension plan, profit sharing or retirement plan.

Employment Agreement

On January 6, 2015, the Company entered into employment agreements with Dr. Pourhassan and Mr. Mulholland (together, the “Employment Agreements”). The Employment Agreements provide for indefinite terms of employment, until terminated by either party pursuant to the terms of the Employment Agreements.

The Employment Agreements provide for (i) an annual base salary of $325,000 for Dr. Pourhassan and $250,000 for Mr. Mulholland, (ii) a target annual bonus payable in cash or, at the discretion of the Board, 50% in cash and in 50% in stock of the Company, for Dr. Pourhassan equal to one-hundred percent (100%) of base salary and fifty percent (50%) for Mr. Mulholland, subject to achievement of certain performance objectives, and (iii) an annual supplemental bonus for Dr. Pourhassan, subject to the sole discretion of the Board, in an amount to be determined by the Board.

Payments upon Termination of Employment or Change in Control

In the event the Company terminates either Dr. Pourhassan’s or Mr. Mulholland’s employment without cause, as defined in the Employment Agreements, and subject to execution of a release of claims, the Employment Agreements provide for (i) payments equal to the sum of twelve months of base salary (except that such amount shall not be payable if, as of the effective time of Dr. Pourhassan’s or Mr. Mulholland’s termination, as applicable, the Board determines either that the Company has less than $4.0 million in cash-on-hand, or that the net worth of the Company, defined as the total assets of the Company less the total liabilities of the Company, is less than $5.0 million), and (ii) all stock options and other awards that Dr. Pourhassan or Mr. Mulholland may have shall vest and (if applicable) become immediately exercisable.

In the event the Company terminates Dr. Pourhassan’s or Mr. Mulholland’s employment without cause, or Dr. Pourhassan or Mr. Mulholland resigns for good reason, as defined in the Employment Agreements, within twelve months following a change in control, as defined in the Employment Agreements, and subject to execution of a release of claims, the Employment Agreements provide for (i) payments equal to the sum of eighteen months of base salary (in lieu of, and not in addition to, the twelve months’ base salary that may be payable upon a termination without cause not within twelve months following a change in control), and (ii) all stock options and other awards that Dr. Pourhassan or Mr. Mulholland may have shall vest and (if applicable) become immediately exercisable.

Employee stock options granted after December 1, 2012, vest in full automatically when a change in control occurs; employee stock options granted before December 1, 2012, will vest in full if the Compensation Committee so decides on or before the date a change in control occurs.

STOCK OWNERSHIP BY PRINCIPAL SHAREHOLDERS

AND MANAGEMENT

Beneficial Ownership Table

The following table sets forth the beneficial ownership of our Common Stock as of April 30, 2015, by (i) each person or entity who is known by us to own beneficially more than 5 percent of the outstanding shares of Common Stock, (ii) each of our directors, (iii) each of our executive officers, and (iv) all of our current directors and executive officers as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percent of Total (2) (3)
Owners of more than 5 percent:

Alpha Venture Capital Management, LLC	8,687,708	(4)	12.4
Jordan G. Naydenov	4,272,242	(5)	6.7
C. David Callaham	3,789,472	(6)	5.8
Behrouz Rajaee	3,515,254	(7)	5.4
Directors and Executive Officers:
Jordan G. Naydenov	4,272,242	(5)	6.7
Carl C. Dockery	8,687,708	(4)	12.4
Nader Z. Pourhassan	1,550,768	(8)	2.4
Anthony D. Caracciolo	298,679	(9)	*
Gregory A. Gould	294,176	(10)	*
Michael D. Mulholland	342,709	(11)	*
S. Michael Nobel	117,270	(12)	*
A. Bruce Montgomery	83,836	(13)	*
Denis R. Burger	65,616	(14)	*
All Current Directors and Executive Officers as a Group (9 persons)	15,713,004		21.7

*	Less than 1% of the outstanding shares of Common Stock.
(1)	Unless otherwise indicated, the business address of each current director and executive officer is c/o CytoDyn Inc., 1111 Main Street, Suite 660, Vancouver, Washington 98660.
(2)	Shares of common stock subject to options, warrants or other convertible securities that are exercisable or convertible currently or within 60 days of April 30, 2015, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.
(3)	Percentages are based on 63,440,195 shares of common stock outstanding.
(4)	Includes: (i) 1,864,931 shares of outstanding common stock directly held by Alpha Venture Capital Partners, L.P.; (ii) 230,769 shares of outstanding common stock held by Alpha Venture Capital Fund, L.P.; (iii) warrants exercisable for 1,257,465 shares of common stock held by Alpha Venture Capital Partners, L.P.; (iv) warrants exercisable for 115,385 shares of common stock held by Alpha Venture Capital Fund, L.P.; (v) two notes held by Alpha Venture Capital Partners, L.P. convertible into 5,185,185 shares of common stock; and 33,973 shares of common stock subject to options held by Carl C. Dockery, manager of Alpha Venture Capital Management, LLC and a Company director. The address of Alpha Venture Capital Management, LLC is 2026 Crystal Wood Drive, Lakeland, Florida 33801.
(5)	Includes: (i) 4,097,242 shares of common stock directly held by Mr. Naydenov; and (ii) 175,000 shares of common stock subject to options.
(6)	Includes: (i) 1,429,529 shares of common stock directly held by Mr. Callaham; (ii) 226,610 shares of common stock held by Callaham & Callaham, a partnership in which Mr. Callaham is a general partner; (iii) 50,000 shares of common stock subject to options held by Mr. Callaham; (iv) 60,000 shares of Series B Preferred Stock held by Mr. Callaham that are convertible into 600,000 shares of common stock; (vi) warrants held by Mr. Callaham that are exercisable for 1,266,666 shares of common stock at a price of $1.00 per share and expire in October 2015; (vi) 226,610 shares held by Callaham & Callaham, a partnership in which Mr. Callaham is a general partner; and (vii) warrants held by Callaham & Callaham that are exercisable for 216,667 shares of common stock at an exercise price of $1.00 per share and expire in October 2015.
(7)	Includes: 1,909,358 shares of outstanding common stock and warrants exercisable for 1,605,896 shares of common stock, in each case held by family trusts of which Mr. Rajaee is trustee. The address of the Rajaee Family trusts is 3281 E. Guasti Road, Ontario, California 91761.
(8)	Includes: (i) 60,056 shares of common stock directly held by Dr. Pourhassan; (ii) 375,750 shares beneficially owned by Dr. Pourhassan’s wife; and (iii) 1,114,962 shares of common stock subject to options held by Dr. Pourhassan.
(9)	Includes: 62,136 shares of common stock directly held by Mr. Caracciolo and 236,543 shares of common stock subject to options.

(10)	Includes: 19,176 shares of common stock directly held by Mr. Gould and 275,000 shares of common stock subject to options.
(11)	Includes: 26,043 shares of common stock directly held by Mr. Mulholland and 316,666 shares of common stock subject to options.
(12)	Includes: 5,625 shares of common stock directly held by Dr. Nobel and 111,645 shares of common stock subject to options.
(13)	Represents shares of common stock subject to options.
(14)	Represents shares of common stock subject to options.

RELATED PERSON TRANSACTIONS

On July 27, 2012, we entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with William Carmichael and Mojdeh Javadi (the “Plaintiffs”). Ms. Javadi is the spouse of Nader Pourhassan, who became a director and interim President and Chief Executive Officer in September 2012 and who continues to be a director and our President and Chief Executive Officer. Pursuant to the Settlement Agreement, we issued 200,000 shares of common stock to each of the Plaintiffs. In addition, we issued warrants to purchase up to 375,000 shares of common stock to each of the Plaintiffs. The warrants were fully vested and exercisable upon issuance at a purchase price of $0.25 per share, and have been exercised in full. We issued the shares and the warrants to the Plaintiffs in exchange for their full and complete release of any and all claims against us arising out of a prior agreement with Dr. Pourhassan pursuant to which his personal assistant and one additional person were each to receive 50,000 shares of common stock for every $500,000 in capital received by us through Dr. Pourhassan’s efforts.

We previously entered into two separate agreements with SDG, LLC (“SDG”), for consulting services related to FDA requirements applicable to us. Allan M. Green, Ph.D., a former director, is one of two Co-Managing Directors of SDG and was primarily responsible for providing the services called for under the agreements between us and SDG. We paid SDG $130,460 in fiscal 2013 and $11,901 in fiscal 2014 pursuant to the agreements. Our relationship with SDG was terminated following Dr. Green’s resignation as a director in May 2013.

During the fiscal year ended May 31, 2014, Mr. Naydenov continued to hold two promissory notes issued by us. A three-year convertible promissory note was issued to Mr. Naydenov in the principal amount of $1,000,000 on October 16, 2012, in exchange for a cash payment of that amount and bears interest at a 5% annual rate. In conjunction with the note, warrants to purchase 1,333,333 shares of Common Stock at an exercise price of $2.00 per share and an expiration date of October 16, 2014 were issued to Mr. Naydenov. In April 2013, Mr. Naydenov was also issued a one-year term note in the principal amount of $500,000 bearing interest at an annual rate of 15%, which was repaid at maturity on April 11, 2014. We issued 150,000 shares of common stock to Mr. Naydenov in payment of the accrued interest, based on a value of $0.50 per share, as provided by the terms of the note. In November 2014, Mr. Naydenov converted his $1,000,000 promissory note into 1,333,333 shares of common stock in response to an offer extended to all holders of three-year term convertible promissory notes, which was intended to induce conversion of their promissory notes.

The Company issued on September 26, 2014, a two-year term unsecured convertible promissory note (the “AVCP Note”) in the aggregate principal amount of $2,000,000 to AVCP. The AVCP Note bears interest at the annual rate of 5%. The principal balance of the AVCP Note is due and payable in full on September 26, 2016, subject to acceleration of payment in the event of default. The principal amount of the Note plus unpaid accrued interest is convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The conversion price is subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share that is 10% below the lowest sale price that is below $.9444 per share, for shares of CytoDyn common stock sold in future securities offerings, including sales to AVCP.

The Company issued on February 6, 2015, a short-term unsecured convertible promissory note (the “Note”, and with the AVCP Note, the “Notes”) in the aggregate principal amount of $1,500,000 to Alpha Venture Capital Partners, L.P. (“AVCP”), an affiliate of Alpha Venture Capital Management, LLC. The principal amount of the Note plus unpaid accrued interest is convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The Note bears simple interest of 1.2% per month, payable at maturity on August 5, 2015. The conversion price is subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share that is 10% below the lowest sale price that is below $.9444 per share, for shares of CytoDyn common stock sold in future securities offerings, including sales to AVCP.

In connection with the two AVCP Notes, the Company issued warrants to AVCP covering 250,000 and 75,000 shares of the Company’s common stock exercisable at a price of $0.50 per share on September 26, 2014 and February 6, 2015, respectively. The warrants are currently exercisable in full, include a cashless exercise feature, and will expire on December 31, 2019 and February 28, 2020, respectively.

As a result of the Company’s recently completed private placement of $4 million of short-term convertible notes that are convertible for less than $.9444 per share, the conversion rate of the two AVCP Notes was reduced from $1.00 per share to $0.675 per share.

Mr. Dockery is President of Alpha Advisors, LLC, the investment advisor to AVCP.

In addition to the transactions described above, each transaction involving more than $120,000 entered into by us since June 1, 2012, with an individual (or immediate family member of such individual) or entity that beneficially owned more than 5% (a “5% holder”) of the outstanding common stock on the date of such transaction or became a 5% holder as a result of the transaction is listed in the table below or in the discussion following the table. Except as otherwise disclosed in the notes to the table, in each transaction, the 5% holder purchased, on the date listed, a three-year convertible promissory note in the principal amount and bearing interest at the annual rate shown in the table, which note is convertible into shares of common stock at $0.75 per share, and two-year warrants to purchase shares of common stock at the exercise price shown. The table shows cash interest paid on each convertible note through March 31, 2015.

	Date	Principal Amount	Interest Rate	Interest Paid	Warrant Shares	Exercise Price
Name						Original	Replaced (21)
C. David Callaham (1)(13)	10/01/2012	$700,000	10%	$140,000	933,333	$1.50	$1.00
Callaham & Callaham (1)(14)	10/01/2012	$125,000	10%	$25,000	166,667	$1.50	$1.00
George Callaham (2)(15)	10/01/2012	$37,500	10%	$7,500	50,000	$1.50	$1.00
C. David Callaham (1)(16)	10/15/2012	$250,000	10%	$50,000	333,333	$1.50	$1.00
Callaham & Callaham (1)(17)	10/15/2012	$37,500	10%	$16,894	50,000	$1.50	$1.00
George Callaham (2)(18)	10/15/2012	$100,000	10%	$15,014	133,333	$1.50	$1.00
Craig Bordon (3)(5)	10/01/2012	$200,000	5%	$5,014	266,667	$2.00	$1.00
Nickitas Panayotou (4)(6)	10/12/2012	$200,000	5%	$5,014	266,667	$2.00	$1.00
Nickitas Panayotou (4)(7)	01/15/2013	$120,000	5%	$2,975	160,000	$2.00	$1.00
3NT Management LLC (3)(4)(8)	10/15/2012	$600,000	5%	$15,041	800,000	$2.00	$1.00
3NT Management LLC (3)(4)(9)	05/31/2013	$130,000	5%	$2,173	100,000	$0.75	—
Ismail Abdul Fattah (10)	10/15/2012	$470,000	5%	—	626,667	$2.00	$1.00
Ismail Abdul Fattah (11)	11/30/2012	$97,000	5%	—	129,010	$2.00	$1.00
Behrouz Rajaee (12)(19)	10/01/2012	$600,000	5%	$60,000	800,000	$1.50	$1.00
Behrouz Rajaee (12)(20)	10/12/2012	$400,000	5%	$40,054	533,334	$1.50	$1.00

(1)	C. David Callaham is a general partner of Callaham & Callaham.
(2)	C. David Callaham and George Callaham are brothers.
(3)	Craig Bordon is a member of 3NT Management LLC.
(4)	Nickitas Panayotou is a member of 3NT Management LLC.
(5)	Note was converted into 266,666 shares of common stock effective October 1, 2013.
(6)	Note was converted into 266,666 shares of common stock effective August 1, 2013, plus 4,054 shares representing accrued but unpaid interest of $3,041.
(7)	Note was converted into 160,000 shares of common stock effective August 1, 2013, plus 394 shares representing accrued but unpaid interest of $296.
(8)	Note was converted into 800,000 shares of common stock effective August 1, 2013, plus 11,835 shares representing accrued but unpaid interest of $8,877.
(9)	Note was converted into 200,000 shares of common stock effective October 1, 2013, plus 3,342 shares representing accrued but unpaid interest of $2,173. In connection with the conversion and in consideration of a release of claims, we issued a five-year warrant to purchase 100,000 shares of common stock at an exercise price of $0.75 per share. The warrant covering 100,000 shares of common stock was exercised on May 29, 2015 at an exercise price of $0.75 per share.
(10)	Note was converted into 626,666 shares of common stock effective December 15, 2012, plus 5,322 shares representing accrued but unpaid interest of $3,992.
(11)	Note was converted into 129,010 shares of common stock effective December 15, 2012, plus 283 shares representing accrued but unpaid interest of $213.
(12)	Held in name of Rajaee family trust, of which Mr. Rajaee is trustee.

(13)	Note was converted into 933,333 shares of common stock effective March 20, 2015, plus 43,726 shares representing accrued but unpaid interest of $32,795.
(14)	Note was converted into 166,666 shares of common stock effective March 20, 2015, plus 7,808 shares representing accrued but unpaid interest of $5,856.
(15)	Note was converted into 50,000 shares of common stock effective March 20, 2015, plus 2,342 shares representing accrued but unpaid interest of $1,757.
(16)	Note was converted into 333,333 shares of common stock effective March 20, 2015, plus 14,351 shares representing accrued but unpaid interest of $10,763.
(17)	Note was converted into 50,000 shares of common stock effective March 20, 2015, plus 2,136 shares representing accrued but unpaid interest of $1,603.
(18)	Note was converted into 133,333 shares of common stock effective March 20, 2015, plus 5,698 shares representing accrued but unpaid interest of $4,274.
(19)	Note was converted into 800,000 shares of common stock effective March 23, 2015, plus 19,068 shares representing accrued but unpaid interest of $14,301.
(20)	Note was converted into 533,333 shares of common stock effective March 23, 2015, plus 11,835 shares representing accrued but unpaid interest of $8,877.
(21)	As consideration to induce conversion of certain outstanding convertible promissory notes and a release of claims, the expired two-year term warrants were replaced with a new warrant for the same number of shares at an exercise price of $1.00 per share and with an expiration date conforming to the maturity date of the related note.

C. David Callaham was issued a three-year option to purchase 50,000 shares of common stock at an exercise price of $1.80 per share on October 10, 2012, as consideration for consulting services.

On October 23, 2013, we completed a private placement of Units at an offering price of $1.30 per Unit. Each Unit consists of two shares of Common Stock, plus a five-year warrant to purchase one additional share of Common Stock at an exercise price of $0.75 per share. Units were purchased by 5% holders as follows:

Name	Number of Units
3NT Management LLC	100,000
Alpha Ventures Capital Partners, LP	1,047,850
C. David Callaham	52,393
Craig Bordon	38,500
Behrouz Rajaee (1)	272,652

(1)	As trustee for two Rajaee family trusts.

On January 15, 2014, Craig Bordon was issued a warrant, expiring November 1, 2016, to purchase 50,000 shares of Common Stock at an exercise price of $0.75 per share in settlement of a claim in connection with information technology services provided to us.

MARKET FOR OUR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Market Information

Our common stock is presently quoted on the OTCQB of the OTC Markets marketplace under the trading symbol CYDY. Historically, trading in our stock has been very limited and the trades that have occurred cannot be characterized as amounting to an established public trading market. As a result, the trading prices of our common stock may not reflect the price that would result if our stock was actively traded.

The following are high and low bid prices quoted on the OTCQB during the periods indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

	High	Low

Third quarter ended February 28, 2015	$1.19	$0.78
Second quarter ended November 30, 2014	$1.24	$0.68
First quarter ended August 31, 2014	$1.03	$0.54

Fiscal Year ended May 31, 2014:
First quarter ended August 31, 2013	$1.10	$0.65
Second quarter ended November 30, 2013	$1.50	$0.70
Third quarter ended February 28, 2014	$1.40	$0.79
Fourth quarter ended May 31, 2014	$1.00	$0.54

Fiscal Year Ended May 31, 2013:
First quarter ended August 31, 2012	$1.55	$0.62
Second quarter ended November 30, 2012	$2.10	$0.67
Third quarter ended February 28, 2013	$1.60	$0.76
Fourth quarter ended May 31, 2013	$0.96	$0.41

Holders

The number of record holders of our common stock on April 30, 2015, was approximately 290.

Dividends

Holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board. We have not paid or declared any cash dividends since inception on our common stock and do not anticipate paying any in the foreseeable future. We currently intend to retain all of our future earnings, if any, to finance operations.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

There were no repurchases of our equity securities during the nine months ended February 28, 2015.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Denver, Colorado.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC, as required by the Exchange Act. You can find, copy and inspect information we file with the SEC (including exhibits to such documents) at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain additional information about the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a site on the internet at http://www.sec.gov/ which contains reports, proxy statements and other information that we file electronically with the SEC. You may also review such reports, proxy statements and other documents we file with the SEC on our website at www.cytodyn.com. Information included on our website is not a part of this prospectus.

We have filed a Registration Statement on Form S-1 to register the shares of common stock to be sold by the selling shareholders. This prospectus is a part of that Registration Statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the Registration Statement or the exhibits to that Registration Statement, which additional information can be found and reviewed as described above. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s website.

EXPERTS

The consolidated balance sheet of CytoDyn Inc. as of May 31, 2014, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended have been audited by Warren Averett, LLC, an independent registered public accounting firm, as stated in their report which is incorporated herein. Such financial statements have been incorporated herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

CYTODYN INC.

CytoDyn Inc.

Consolidated Balance Sheets

	February 28, 2015	May 31, 2014
	(unaudited)
Assets
Current assets:
Cash	$1,670,390	$4,886,122
Prepaid expenses	231,247	488,821
Deferred offering costs	43,292	68,292

Total current assets	1,944,929	5,443,235
Furniture and equipment, net	25,145	16,797
Intangibles, net	2,704,739	2,967,239

Total Assets	$4,674,813	$8,427,271

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Accounts payable	$2,213,069	$1,286,715
Accrued liabilities	127,508	65,000
Accrued salaries and severance	69,450	395,364
Accrued interest payable	115,820	41,276
Convertible notes payable, net	2,462,509	—
Related party, convertible note payable, net	1,091,265	—
Related party, derivative liability	156,842	—
Stock rescission liability	353,000	378,000

Total current liabilities	6,589,463	2,166,355

Long-term liabilities
Related party, convertible note payable, net	1,226,451	—
Related party, derivative liability	557,452	—
Convertible notes payable, net	—	2,338,684

Total liabilities	8,373,366	4,505,039

Shareholders’ (deficit) equity:
Series B convertible preferred stock, no par value; 400,000 shares authorized, 95,100 shares issued and outstanding at February 28, 2015 and May 31, 2014, respectively	259,501	266,251
Common stock, no par value; 100,000,000 shares authorized, 59,259,116 and 55,753,311 issued and outstanding at February 28, 2015 and May 31, 2014, respectively	32,591,694	30,367,779
Additional paid-in capital	21,322,572	20,100,434
Common and preferred stock subject to rescission	(353,000)	(378,000)
Accumulated (deficit)	(57,519,320)	(46,434,232)

Total shareholders’ (deficit) equity	(3,698,553)	3,922,232

Total liabilities and shareholders’ (deficit) equity	$4,674,813	$8,427,271

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended February 28,		Nine Months Ended February 28,
	2015	2014	2015	2014
Operating expenses:
General and administrative	$750,648	$915,970	$2,075,521	$2,255,448
Amortization and depreciation	90,157	88,072	270,197	263,692
Research and development	2,264,064	1,655,914	6,414,531	2,387,866
Legal fees	187,582	215,611	478,466	570,425

Total operating expenses	3,292,451	2,875,567	9,238,715	5,477,431

Operating loss	(3,292,451)	(2,875,567)	(9,238,715)	(5,477,431)
Interest income	338	3,197	2,026	5,591
Gain on settlement of accounts payable	—	97,253	—	111,199
Change in fair value of derivative liability	1,261,545	—	455,970	—
Interest expense:
Amortization of discount on convertible notes	(254,485)	(402,467)	(1,298,825)	(3,449,868)
Amortization of discount on related party convertible notes	(143,012)	—	(203,711)	—
Amortization of debt issuance costs	—	(3,332)	—	(120,000)
Inducement interest	(202,295)	—	(555,628)	—
Interest on notes payable	(91,293)	(93,481)	(246,204)	(505,032)

Total interest expense	(691,085)	(499,280)	(2,304,368)	(4,074,900)

Loss before income taxes	(2,721,653)	(3,274,397)	(11,085,087)	(9,435,541)
Provision for taxes on income	—	—	—	—

Net loss	$(2,721,653)	$(3,274,397)	$(11,085,087)	$(9,435,541)

Basic and diluted loss per share	$(0.05)	$(0.06)	$(0.19)	$(0.22)

Basic and diluted weighted average common shares outstanding	58,961,254	55,472,263	56,985,042	43,786,195

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended February 28,
	2015	2014
Cash flows from operating activities:
Net loss	$(11,085,087)	$(9,435,541)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization and depreciation	270,197	263,692
Amortization of debt issuance costs	—	120,000
Amortization of discount on convertible notes	1,298,825	3,449,868
Amortization of discount on related party notes	203,711	—
Gain on settlement of accounts payable	—	(111,199)
Change in fair value of derivative liability	(455,970)	—
Interest expense associated with conversion and exercise inducement	555,628	193,160
Stock-based compensation	450,782	784,337
Changes in current assets and liabilities:
Decrease (increase) in prepaid expenses	257,575	(347,914)
Increase (decrease) in accounts payable, accrued salaries and severance, accrued interest and accrued liabilities	738,224	(552,122)

Net cash used in operating activities	(7,766,115)	(5,635,719)

Cash flows from investing activities:
Furniture and equipment purchases	(16,053)	(11,217)

Net cash used in investing activities	(16,053)	(11,217)

Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	3,500,000	1,200,000
Payment on convertible note payable	—	(250,000)
Proceeds from sale of common stock	—	13,642,667
Payments of offering costs	—	(2,204,063)
Proceeds from exercise of warrants	1,066,436	50,000

Net cash provided by financing activities	4,566,436	12,438,604

Net change in cash	(3,215,732)	6,791,668
Cash, beginning of period	4,886,122	603,681

Cash, end of period	$1,670,390	$7,395,349

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended February 28,
	2015	2014
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$2,198	$—

Interest	$170,934	$165,354

Non-cash investing and financing transactions:
Common stock issued upon conversion of convertible debt	$1,175,000	$2,459,000

Common stock issued or to be issued for accrued interest payable	$729	$84,905

Original issue discount and intrinsic value of beneficial conversion feature related to debt issued with warrants	$—	$1,200,000

Preferred and common stock subject to recission liability	$25,000	$158,500

Amortization of deferred offering costs related to recission liability	$—	$28,638

Accounts payable extinguished through settlements	$—	$76,181

Original issue discount related to valuation of compound embedded derivative of convertible note payable issued with anti-dilution feature	$1,170,264	$—

Original issue discount related to valuation of relative fair value of warrants issued with convertible notes payable	$215,732	$—

See accompanying notes to consolidated financial statements.

CYTODYN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF FEBRUARY 28, 2015

(UNAUDITED)

Note 1—Organization

CytoDyn Inc. (the “Company”) was incorporated under the laws of Colorado on May 2, 2002 under the name RexRay Corporation (“RexRay”). In October 2003, the Company (under its previous name RexRay Corporation) entered into an Acquisition Agreement with CytoDyn of New Mexico, Inc. Pursuant to the acquisition agreement, the Company acquired assets related to one of the Company’s drug candidates, Cytolin, including the assignment of the patent license agreement dated July 1, 1994 between CytoDyn of New Mexico, Inc. and Allen D. Allen covering three United States patents, along with foreign counterpart patents, which describe a method for treating Human Immunodeficiency Virus (“HIV”) disease with the use of monoclonal antibodies.

CytoDyn Inc. is developing a class of therapeutic monoclonal antibodies to address significant unmet medical needs in the areas of HIV and Acquired Immune Deficiency Syndrome (“AIDS”).

Advanced Genetic Technologies, Inc. (“AGTI”) was incorporated under the laws of Florida on December 18, 2006 pursuant to an acquisition during 2006.

On May 16, 2011, the Company formed a wholly owned subsidiary, CytoDyn Veterinary Medicine LLC (“CVM”) under the laws of the State of Florida, which explores the possible application of the Company’s existing proprietary monoclonal antibody technology to the treatment of Feline Immunodeficiency Virus (“FIV”). The Company views the formation of CVM and the exploration of the application of its existing proprietary monoclonal antibody technology to FIV as an effort to strategically diversify the use of its proprietary monoclonal antibody technology.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and reflect all adjustments, consisting solely of normal recurring adjustments, needed to fairly present the financial results for these periods. The consolidated financial statements and notes are presented as permitted by Form 10-Q. Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted. The accompanying consolidated financial statements should be read in conjunction with the financial statements for the fiscal years ended May 31, 2014 and 2013 and notes thereto in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2014, filed with the Securities and Exchange Commission on July 10, 2014. Operating results for the three and nine months ended February 28, 2015 and February 28, 2014 are not necessarily indicative of the results that may be expected for the entire year. In the opinion of management, all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of (a) the results of operations for the three and nine month periods ended February 28, 2015 and February 28, 2014, (b) the financial position at February 28, 2015, and (c) cash flows for the nine-month periods ended February 28, 2015 and February 28, 2014, have been made.

Principles of Consolidation

The consolidated financial statements include the accounts of CytoDyn Inc. and its wholly owned subsidiaries, AGTI and CVM. All intercompany transactions and balances are eliminated in consolidation.

Reclassifications

Certain prior year amounts shown in the accompanying consolidated financial statements have been reclassified to conform to the 2015 presentation. These reclassifications did not have any effect on total current assets, total assets, total current liabilities, total liabilities, total shareholders’ (deficit)/equity or net loss.

Going Concern

The consolidated accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company had losses for all periods presented. The Company incurred a net loss of $11,085,087 for the nine months ended February 28, 2015 and has an accumulated deficit of $57,519,320 as of February 28, 2015. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional operating capital, complete development of its product candidates, obtain U.S. Food & Drug Administration (“FDA”) approval, outsource manufacturing of the product candidates, and ultimately achieve initial revenues and attain profitability. The Company is currently engaging in significant research and development activities related to these product candidates, and expects to incur significant research and development expenses in the future. These research and development activities are subject to significant risks and uncertainties. The Company intends to finance our future development activities and our working capital needs largely from the sale of debt and equity securities, combined with additional funding from other traditional sources. There can be no assurance, however, that the Company will be successful in these endeavors.

Use of Estimates

The preparation of the consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. Currently, the FDIC provides insurance coverage up to $250,000 per depositor at each financial institution, and our cash balances may exceed federally insured limits. Balances in excess of federally insured limits at February 28, 2015 and May 31, 2014 approximated $1,468,000 and $4,589,000, respectively.

Identified Intangible Assets

The Company follows the provisions of FASB ASC Topic 350 Intangibles—Goodwill and Other, (“ASC Topic 350”) which establishes accounting standards for the impairment of long-lived assets, such as intangible assets subject to amortization. The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying value, the asset is considered impaired. Impairment losses are measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset. There were no impairment charges for the three and nine-months ended February 28, 2015 and 2014. The value of the Company’s patents would be significantly impaired by any adverse developments as they relate to the clinical trials pursuant to the patents acquired as discussed in Notes 9 and 10. These patents are being amortized over ten years, which was the estimated weighted average life of the patent portfolio at the time of acquisition. The Company continues to explore opportunities to prolong the patent protection period.

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

U.S. GAAP requires companies to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award (requisite service period).

The Company accounts for common stock options and common stock warrants based on the fair market value of the instrument using the Black-Scholes option pricing model utilizing certain weighted average assumptions such as expected stock price volatility, term of the options and warrants, risk-free interest rates, and expected dividend yield at the grant date. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the stock options. The expected volatility is based on the historical volatility of the Company’s common stock at consistent intervals. The Company has not paid any dividends on its common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future. The computation of the expected option term is based on the “simplified method,” as the Company’s stock options are “plain vanilla” options and the Company has a limited history of exercise data. For common stock options and warrants with periodic vesting, the Company recognizes the related compensation costs associated with these options and warrants on a straight-line basis over the requisite service period.

U.S. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based on limited historical experience of forfeitures, the Company estimated future unvested option forfeitures at 0% for all periods presented.

Preferred Stock

As of February 28, 2015, the Company’s Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock without shareholder approval. As of February 28, 2015, the Company has authorized the issuance of 400,000 shares of Series B convertible preferred stock. The remaining preferred shares authorized have no specified rights other than the shares are non-voting.

Deferred Offering Costs

In connection with a stock rescission liability as discussed in Note 3, the Company has recorded approximately $43,300 and $68,300 in deferred offering costs as of February 28, 2015, and May 31, 2014, respectively. These deferred offering costs have been recorded as a current asset for the respective periods. The asset will be offset against equity and reduce equity at the end of the applicable period during which the investors described in Note 3 do not assert their rescission rights and retain their shares. Conversely, if the investors assert their rescission rights and forfeit their shares, the deferred offering costs will be expensed at that time.

Stock for Services

The Company periodically issues common stock, warrants and common stock options to consultants for various services. Costs of these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty’s performance is complete.

Loss Per Common Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted average common shares and potentially dilutive common share equivalents. The effects of potential common stock equivalents are not included in computations when their effect is anti-dilutive. Because of the net losses for all periods presented, the basic and diluted weighted average shares outstanding are the same since including the additional shares would have an anti-dilutive effect on the loss per share calculation. Common stock options and warrants to purchase 23,055,950 and 31,970,327 shares of common stock were not included in the computation of basic and diluted weighted average common shares outstanding for the nine-months ended February 28, 2015 and February 28, 2014, respectively, as inclusion would be anti-dilutive for these periods. Additionally, as of February 28, 2015, 95,100 shares of Series B convertible preferred stock can potentially convert into 951,000 shares of common stock, and $6,596,250 of face amount convertible debt can potentially convert into 7,628,333 shares of common stock.

Fair Value of Financial Instruments

At February 28, 2015 and May 31, 2014 the carrying value of the Company’s cash, accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of the instruments. The Company carries derivative financial instruments at fair value as required by U.S. GAAP.

Derivative financial instruments consist of financial instruments that contain a notional amount and one or more underlying variables (e.g., interest rate, security price, variable conversion rate or other variables), require no initial net investment and permit net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. The Company follows the provisions of FASB ASC 815 “Derivatives and Hedging” (“ASC 815”), as their instruments are recorded as a derivative liability, at fair value, with changes in fair value reflected in income.

Fair Value Hierarchy

The three levels of inputs that may be used to measure fair value are as follows:

Level 1. Quoted prices in active markets for identical assets or liabilities.

Level 2. Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets with insufficient volume or infrequent transactions (less active markets), or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data for substantially the full term of the assets or liabilities. Level 2 inputs also include non-binding market consensus prices that can be corroborated with observable market data, as well as quoted prices that were adjusted for security-specific restrictions.

Level 3. Unobservable inputs to the valuation methodology are significant to the measurement of the fair value of assets or liabilities. These Level 3 inputs also include non-binding market consensus prices or non-binding broker quotes that we were unable to corroborate with observable market data.

Liability measured at fair value on a recurring basis by level within the fair value hierarchy as of February 28, 2015 and May 31, 2014 is as follows:

	Fair Value Measurement at February 28, 2015 (1)		Fair Value Measurement at May 31, 2014 (1)
	Using Level 3	Total	Using Level 3	Total
Liability:
Derivative liability	$714,294	$714,294	$—	$—

Total liability	$714,294	$714,294	$—	$—

(1)	The Company did not have any assets or liabilities measured at fair value using Level 1 or 2 of the fair value hierarchy as of February 28, 2015 and May 31, 2014.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements. These instruments are not quoted on an active market, so the Company uses a Binomial Lattice Model to estimate the value of the derivative liability. A Binomial Lattice Model was used because management believes it reflects all the assumptions that market participants would likely consider in negotiating the transfer of the convertible notes including the potential for early conversion or adjustment of the conversion price due to a future dilutive issuance. The Company’s derivative liability is classified within Level 3 of the fair value hierarchy because certain unobservable inputs were used in the valuation model.

The following is a reconciliation of the beginning and ending balances for the liability measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the nine-months ended February 28, 2015:

Balance at May 31, 2014	$—
Note issuance, September 26, 2014	767,038
Note issuance, February 6, 2015	403,226
Fair value adjustments	(455,970)

Balance at February 28, 2015	$714,294

Income Taxes

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Future tax benefits for net operating loss carry forwards are recognized to the extent that realization of these benefits is considered more likely than not. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows the provisions of FASB ASC 740-10 “Uncertainty in Income Taxes” (ASC 740-10). A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there are no unrecognized benefits for all periods presented. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefit in interest expense and penalties in operating expenses. The Company is subject to examination by the Internal Revenue Service and state tax authorities for tax years May 31, 2012 through 2014.

Note 3—Rescission Liabilities

The Company’s board of directors (the “Board”) was advised by outside legal counsel that compensation the Company previously paid to an employee and certain other non-employees, who were acting as unlicensed, non-exempt broker-dealers soliciting investors on behalf of the Company from April 15, 2008 to February 18, 2011, was a violation of certain state and possibly federal securities laws. As a result, such investors and potentially others have rescission or monetary claims (“Claims”) against the Company, and the Company’s liability for these potential Claims is reflected in the Company’s financial statements. On March 16, 2011, the Company filed a Current Report on Form 8-K disclosing the potential rescission liability (the “Liability Disclosure”).

Rescission rights for individual investors and subscribers vary, based upon the laws of the states in which the investors or subscribers reside. Investments and subscriptions that are subject to rescission are recorded separately in our financial statements from shareholders’ equity in the Company’s balance sheet. As the statutory periods for pursuing such rights expire in the respective states, such amounts for those shares have been reclassified to shareholders’ equity. Investors who have sold their shares of capital stock of the Company do not have rescission rights, but instead have claims for damages, to the extent their shares were sold at a net loss, which is determined by subtracting the purchase price plus statutory interest and costs, if any, from the sale price.

The Company estimated an amount that is a probable indicator of the rescission liability and recorded rescission liabilities for both February 28, 2015 and May 31, 2014 of $353,000 and $378,000, respectively. This amount represents the believed remaining potential rescission liability as of the dates presented to investors who pursue their rescission rights and forfeit their shares. For the purpose of calculating and disclosing rescission liability, the Company has assumed that portions of the state Claims are barred by the statutes of limitations of certain states based upon a literal interpretation of the applicable statute. Although the Company has assumed that affirmative defenses based upon the application of the statutes of limitations in these states may be generally available to bar these state Claims, it has not had legal counsel undertake a detailed analysis of case law that might apply to defer or avoid application of a bar to such claims; thus, if rescission claims are made for those assumed to be barred by a statute of limitations and such claims are contested by the Company, until such affirmative defenses are ruled upon in a proceeding adjudicating the rights at issue, no assurances can be made that, if asserted, such defenses would actually bar the rescission claims in these states.

The Company considered methods to offer to rescind the previous investment purchase or subscription by persons who acquired or subscribed for investments during the period April 15, 2008 to February 18, 2011, but did not pursue any such methods.

Note 4—Convertible Instruments

During fiscal year 2010, the Company issued 400,000 shares of Series B Convertible Preferred Stock (“Series B”) at $5.00 per share for cash proceeds totaling $2,009,000, of which 95,100 shares remain outstanding at February 28, 2015. Each share of the Series B is convertible into ten shares of the Company’s common stock including any accrued dividend, with an effective fixed conversion price of $.50 per share. The holders of the Series B can only convert their shares to common shares if the Company has sufficient authorized common shares at the time of conversion. Accordingly, the conversion option was contingent upon the Company increasing its authorized common shares, which occurred in April 2010, when the Company’s shareholders approved an increase to the authorized shares of common stock to 100,000,000. At the commitment date, which occurred upon such shareholder approval, the conversion option related to the Series B was beneficial. The intrinsic value of the conversion option at the commitment date resulted in a constructive dividend to the Series B holders of approximately $6,000,000. The constructive dividend increased and decreased additional paid-in capital by identical amounts. The Series B has liquidation preferences over the common shares at $5.00 per share plus any accrued dividends. Dividends are payable to the Series B holders when declared by the board of directors at the rate of $.25 per share per annum. Such dividends are cumulative and accrue whether or not declared and whether or not there are any profits, surplus or other funds or assets of the Company legally available. The Series B holders have no voting rights.

During the nine months ended February 28, 2015 and the fiscal year ended May 31, 2014, the Company issued $0 and $1,200,000, respectively, of unsecured convertible notes with a fixed conversion rate, (the “Notes”) to investors for cash. Each Note is convertible, at the election of the holder, at any time into common shares at a fixed conversion price of the principal balance at February 28, 2015. As of such date, $3,096,250 of the face amount of the Notes was convertible at $.75 per share. The Notes are payable in full between October 1, 2015 and December 31, 2015. The Notes bear interest at rates that range from 5% to 10% per year, payable in cash semi-annually in arrears beginning on April 1, 2013. In connection with the sale of the Notes, detachable common stock warrants, with terms of two or three years, were issued to the investors to purchase a total of 9,451,056 common shares at exercise prices ranging from $.50 to $2.00 per share. The Company determined the fair value of the warrants using the Black-Scholes option pricing model utilizing certain weighted average assumptions such as expected stock price volatility, term of the warrants, risk-free interest rates, and expected dividend yield at the commitment date.

During the nine months ended February 28, 2015, three holders of the Company’s Notes were induced to convert their Notes into common stock, in the aggregate principal amount of $1,175,000 and accrued, but unpaid, interest of $4,702. The aggregate principal converted included $1,000,000 held by a related party. Upon conversion and immediate exercise of related warrants, the Company agreed to reduce the warrant exercise price from $1.50 and $2.00 to $.55 per share. The three Note conversions resulted in the issuance of 1,567,639 shares of common stock and a cash interest payment of $3,973. The warrants exercised resulted in the issuance of 1,413,333 shares of common stock and the receipt by the Company of proceeds totaling $777,333. Pursuant to U.S. GAAP, reducing the exercise price of the warrants to $.55 per share is characterized as inducement to convert the debt and, as such, the Company recognized non-cash interest expense for this inducement, of approximately $353,000, which was the fair value of the warrants at the time of exercise.

Additionally, at the commitment date of the aforementioned Notes, the Company determined that the initial conversion feature related to the Notes was beneficial to the investors. As a result, the Company determined the intrinsic value of the conversion feature utilizing the fair value of the common stock at the commitment date and the effective conversion price after discounting the Notes for the fair value of the warrants. The fair value of the warrants and the intrinsic value of the conversion were recorded as a debt discount to the Notes, and a corresponding increase to additional paid-in capital. In general, the respective debt discounts, at the commitment dates, exceeded the face amount of the Notes, and accordingly, the discounts were limited to the cash proceeds received from the Notes. The debt discounts are being amortized over the life of the Notes. During the three and nine months ended February 28, 2015 and 2014, the Company recognized approximately $254,000 and $1,299,000 and $402,000 and $3,450,000 as non-cash, interest expense related to amortization of the debt discount. The unamortized discounts are fully amortized upon the conversion of the Notes before maturity. Activity related to the Notes was as follows:

	February 28, 2015	May 31, 2014
Face amount of Notes	$4,271,250	$7,221,250

Unamortized discount	(633,741)	(1,932,566)
Repayments	—	(500,000)
Conversions	(1,175,000)	(2,450,000)

Total carrying value of Notes	2,462,509	2,338,684
Short-term portion of Notes	(2,462,509)	—

Long-term portion of Notes	$—	$2,338,684

During the three months ended February 28, 2015, the Company issued, on February 6, 2015, a short-term unsecured convertible promissory note in the aggregate principal amount of $1,500,000 to Alpha Venture Capital Partners, L.P. (“AVCP”). The principal amount of the Note plus unpaid accrued interest is convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The Note bears simple interest of 1.2% per month, payable at maturity on May 5, 2015, and monthly thereafter in the event the maturity date is extended, at the Company’s option, by up to three months. Prepayment is permitted without penalty subject to the Company’s obligation to pay at least three months’ interest on the principal amount. The conversion price is subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share that is 10% below the lowest sale price that is below $.9444 per share, for shares of CytoDyn common stock sold in future securities offerings, including sales to AVCP and its designees subject to certain exempt transactions. Without AVCP’s prior written consent, the Company may not incur additional indebtedness for borrowed money, other than up to an additional $6.0 million in convertible promissory notes that may be issued to AVCP or related parties, unless such indebtedness is subordinated in right of payment to the Company’s obligations under the AVCP Note and any additional notes issued to AVCP or related parties.

During the nine months ended February 28, 2015, the Company issued, on September 26, 2014, a two-year term unsecured convertible promissory note (the “AVCP Note”) in the aggregate principal amount of $2,000,000 to Alpha Venture Capital Partners, L.P. (“AVCP”). The AVCP Note bears simple interest at the annual rate of 5%, payable quarterly. The principal balance of the AVCP Note is due and payable in full on September 26, 2016, subject to acceleration of payment in the event of default. Prepayment is permitted without penalty. The AVCP Note includes events of default for nonpayment of principal or interest when due or other breaches of the AVCP Note, as well as for breach of any term of the AVCP Note and related warrant agreement. The principal amount of the Note plus unpaid accrued interest is convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The conversion price is subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share that is 10% below the lowest sale price that is below $.9444 per share, for shares of CytoDyn common stock sold in future securities offerings, including sales to AVCP and its designees subject to certain exempt transactions. Without AVCP’s prior written consent, the Company may not incur additional indebtedness for borrowed money, other than up to an additional $6.0 million in convertible promissory notes that may be issued to AVCP or related parties, unless such indebtedness is subordinated in right of payment to the Company’s obligations under the AVCP Note and any additional notes issued to AVCP or related parties.

In connection with the two AVCP Notes, the Company issued warrants to AVCP covering 250,000 and 75,000 shares of the Company’s common stock exercisable at a price of $0.50 per share on September 26, 2014 and February 6, 2015, respectively. The warrants are currently exercisable in full, include a cashless exercise feature, and will expire on December 31, 2019 and February 28, 2020, respectively.

The Company accounted for the AVCP Notes and warrants issued for cash as a financing transaction, wherein the proceeds received were allocated to the financial instruments issued. Prior to making the accounting allocation, the AVCP Notes and warrants were evaluated for proper classification under FASB ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”) and FASB ASC 815. FASB ASC 815 generally requires embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract. The embedded derivative features consist of the conversion price being subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a conversion price per share that is 10% below the lowest sale price that is below $.9444 per share for common stock sold in future securities offerings, subject to certain exempt transactions. The note conversion round down (or anti-dilution) provision terms are not consistent with the definition for financial instruments indexed to the Company’s stock. As such, the conversion option and conversion reset price protection in the AVCP Notes require bifurcation as a derivative liability.

The aforementioned warrants have a term of five years from inception and an exercise price of $.50 per share and meet the conditions for equity classification per ASC 815. The fair value of the warrants was determined using a Black Scholes option model using the following assumptions:

	Warrants issued on September 26, 2014	Warrants issued on February 6, 2015
Risk free interest rate	1.82%	1.48%
Expected life	5 years	5 years
Expected volatility	136%	119%
Dividend yield	0.00%	0.00%

Based on the previous conclusions, the Company allocated the cash proceeds first to the derivative liability at its fair value and then to the warrants at their relative fair value, with the residual allocated to the host AVCP Notes as follows:

			Nine-months Ended February 28, 2015
	September 26, 2014	February 6, 2015	Amortization Debt Discount	Change in Fair Value	February 28, 2015
AVCP Convertible note payable	$1,074,617	$1,039,387	$203,711	$—	$2,317,715
Compound embedded derivative	767,038	403,226	—	(455,970)	714,294
Warrants (equity allocation)	158,345	57,387	—	—	215,732

	$2,000,000	$1,500,000	$203,711	$(455,970)	$3,247,741

Note 5—Derivative Liability:

The following tables summarize the fair value of the derivative liability and linked common shares as of the derivative liability inception dates (September 26, 2014 and February 6, 2015) at February 28, 2015:

	September 26, 2014	February 6, 2015	February 28, 2015
Total derivative liability	$767,038	$403,266	$714,294

Shares indexed to derivative liability	2,000,000	1,500,000	3,500,000

Changes in the fair value of the derivative liability, carried at fair value, are reported as “Change in fair value of derivative liability” in the Consolidated Statements of Operations. During the three and nine months ended February 28, 2015, the Company recognized a non-cash gain of approximately $1,262,000 and $456,000 due to the change in derivative liability related to the embedded derivative in the AVCP Notes.

ASC 815 does not permit an issuer to account separately for individual derivative terms and features embedded in hybrid financial instruments that require bifurcation and liability classification as derivative financial instruments. Rather, such terms and features must be combined together and fair valued as a single, compound embedded derivative. The Company selected a Binomial Lattice Model to value the compound embedded derivative because it believes this technique is reflective of all significant assumptions that market participants would likely consider in negotiating the transfer of this convertible note. Such assumptions include, among other inputs, stock price volatility, risk-free rates, credit risk assumptions, early redemption and conversion assumptions, and the potential for future adjustment of the conversion price due to a future dilutive financing.

Significant inputs and assumptions used in the Binomial Lattice Model for the derivative liability are as follows:

	September 26, 2014	February 6, 2015	February 28, 2015
Quoted market price on valuation date	$0.79	$0.96	$0.84
Contractual conversion rate	$1.00	$1.00	$1.00
Adjusted conversion price (a)	$0.9759	$1.0000	$1.0000
Contractual term to maturity (years)	2.00	0.49	0.43 – 1.58
Expected volatility	123%	124%	90% – 114%
Contractual interest rate	5%	2%	1.5% – 5.0%
Risk-free rate	0.59%	0.045%	0.041% – 0.48%
Risk adjusted rate	2.69%	2.78%	2.80%
Probability of event of default	5.00%	5.00%	5.00%

(a)	The adjusted conversion price input used in the Binomial Lattice Model considers the potential for an adjustment to the stated conversion price due to a future dilutive issuance. This input was calculated using a probability-weighted approach which considered the likelihood of various scenarios occurring including (i) potential success or failure of various phases for PRO 140, (ii) the probability the Company will enter into a future financing and (iii) and the potential price of a future financing.

The fair value of the derivative liability is significantly influenced by the Company’s trading market price, stock price volatility, changes in interest, assumptions regarding the adjusted conversion price and early redemption or conversion of the AVCP Notes.

Note 6—Stock Options and Warrants

The Company has one active stock-based equity plan at February 28, 2015, the CytoDyn Inc. 2012 Equity Incentive Plan (the “2012 Plan”), which was approved by shareholders at the Company’s 2012 annual meeting to replace the 2004 Stock Incentive Plan. The 2012 Plan was subsequently amended by the board of directors in December 2014 to increase the number of shares of common stock available for issuance from 3,000,000 to 5,000,000 shares. This amendment was approved by the shareholders of the Company at a Special Meeting during the three months ended February 2015. The effective date of the increase was subsequent to February 28, 2015 and, as of February 28, 2015, the Company had 754,930 shares available for future stock-based grants under the 2012 Plan.

During the three months ended February 28, 2015, the Company’s board of directors granted a warrant to purchase a total of 150,000 shares of common stock at an exercise price of $1.15 per share to a third party consulting firm retained by the Company. The warrant, which expires on December 8, 2019, vests and becomes exercisable cumulatively in three warrant tranches of 50,000 shares each on March 8, 2015, September 8, 2015 and March 8, 2016. In the event the Company terminates its contract with the holder, vesting terminates immediately. In addition, the Company’s board of directors granted a warrant to purchase a total of 100,000 shares of common stock at an exercise price of $1.15 per share to a scientific advisor retained by the Company. The warrant, which will terminate on December 8, 2019, will become vested and exercisable cumulatively as follows, 33,334 shares on April 8, 2015 and 33,333 shares on August 8, 2015 and December 8, 2015, respectively.

During the nine months ended February 28, 2015, a warrant to purchase a total of 150,000 shares of common stock at an exercise price of $1.05 per share were granted to a third party consultants. The warrant vests in three tranches of 50,000 shares each, based on three separately identified milestones. In the event any milestone is not achieved, the shares subject to the satisfaction of such milestone shall not vest and will not be exercisable for such shares. The warrant has a five-year term and is not currently exercisable.

During the nine months ended February 28, 2015, the Company granted options to purchase a total of 483,973 shares of common stock to directors and an employee with exercise prices ranging from $.66 to $.81 per share. The director option awards covering 333,973 shares, vest at 25% per quarter over one year and an option covering 100,000 shares vest at 50% per year over two years, all with a five-year term. The grant date fair value related to these options was $.35 per share. The employee award covering 50,000 shares of common stock vests ratably over three years with a five-year term. The grant date fair value related to these options was $.43 per share. In connection with the issuance of two convertible notes during the nine months ended February 28, 2015, the Company issued two warrants to the Note holder, covering a total of 325,000 shares. The terms and conditions of these warrants are described in Note 4.

During the three months ended February 28, 2015, in connection with an offer to induce the exercise of warrants initially issued with convertible debt, the Company agreed to reduce the exercise price from $2.00 and $.75 per share to $.55, conditioned upon immediate exercise. This inducement offer resulted in the issuance of 525,641 shares of common stock and receipt of proceeds by the Company of $289,103. Pursuant to U.S. GAAP, reducing the exercise price of warrants is characterized as inducement to convert the warrant and, as such, the Company recognized non-cash interest expense of approximately $202,300 during the three months ended February 28, 2015, which was the fair value of the warrants at the time of exercise.

During the nine months ended February 28, 2015, in connection with an inducement to convert certain promissory notes into common stock and the exercise of related warrants (see Note 4), an aggregate of 1,413,333 shares of Common Stock were issued upon the exercise of replacement warrants, previously outstanding and held by Note holders. The Company received cash proceeds of $777,333 from the exercise of the warrant shares. Pursuant to U.S. GAAP, reducing the exercise price of the warrants to $.55 per share is characterized as inducement to convert the debt and, as such, the Company recognized non-cash interest expense of approximately $353,000 during the nine months ended February 28, 2015, which was the fair value of the warrants at the time of exercise. Total cash proceeds from the exercise of common stock warrants for the nine months ended February 28, 2015 was approximately $1,066,000.

Compensation expense related to stock options and warrants was approximately $161,400 and $451,000 for the three and nine-months ended February 28, 2015, respectively, and $298,000 and $784,400 for the three and nine-months ended February 28, 2014. The grant date fair value of options and warrants vested during the three and nine-month periods ended February 28, 2015 and February 28, 2014 was approximately $171,000 and $481,000, respectively and $417,000 and $1,991,400 for the three and nine months ended February 2014, respectively. As of February 28, 2015, there was approximately $641,000 of unrecognized compensation expense related to share-based payments for unvested options, which is expected to be recognized over a weighted average period of 1.20 years.

The following table presents stock option and warrant activity as of and for the nine months ended February 28, 2015:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Options and warrants outstanding—May 31, 2014	30,806,361	$1.13	3.29	$177,042
Granted	1,208,973	0.67	—	—
Exercised	(1,938,974)	0.55	—	—
Forfeited/expired/cancelled	(7,020,410)	1.76	—	—

Options and warrants outstanding—February 28, 2015	23,055,950	0.86	3.73	2,151,361

Outstanding exercisable—February 28, 2015	21,476,679	$0.86	3.72	$2,027,111

Note 7—Recent Accounting Pronouncements

Recent accounting pronouncements, other than those below, issued by the FASB, the AICPA and the SEC did not or are not believed by management to have a material effect on the Company’s present or future financial statements.

In June 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-10, “Development Stage Entities (Topic 915) Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation”. This ASU does the following among other things: a) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders’ equity, b) eliminates the need to label the financial statements as those of a development stage entity, c) eliminates the need to disclose a description of the development stage activities in which the entity is engaged, and d) amends FASB ASC 275, Risks and Uncertainties, to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company evaluated this ASU and determined to elect early adoption for its annual period ended May 31, 2014.

In June 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-12, “Compensation—Stock Compensation (Topic 718), Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period” (ASU 2014-12). ASU 2014-12 provides special optional transitional guidance for awards with performance targets. The guidance is effective for annual periods beginning after December 15, 2015, and interim periods within those annual periods, with early adoption permitted. Management is currently assessing the impact the adoption of ASU 2014-12 will have on its Consolidated Financial Statements.

In August 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”). ASU 2014-15 is intended to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, with early adoption permitted. Management is currently assessing the impact the adoption of ASU 2014-15 will have on our Consolidated Financial Statements.

Note 8—Related Party Transactions

During the nine months ended February 28, 2015, the Company issued two unsecured convertible promissory notes (see Note 4 and 5) in the aggregate principal amount of $3,500,000 to Alpha Venture Capital Partners, L.P. (“AVCP”), whose principal is now a director of the Company. The AVCP Note issued on September 26, 2014 in the amount of $2,000,000 bears simple interest at the annual rate of 5%, payable quarterly. The principal balance of the AVCP Note is due and payable in full on September 26, 2016, subject to acceleration of payment in the event of default. The Company issued a second note to AVCP on February 6, 2015 in the principal amount of $1,500,000 with a three-month term, which may be extended by up to an additional three months, at the Company’s option. This short-term note bears simple interest at the rate of 1.2% per month. Additional terms and conditions are more fully described in Note 4 above. Both AVCP Notes permit prepayment without penalty and include events of default for nonpayment of principal or interest when due or other breaches, as well as for breach of any terms and related warrant agreements. The principal amount of the AVCP Notes plus unpaid accrued interest are convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The conversion price is subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share that is 10% below the lowest sale price that is below $.9444 per share, for shares of CytoDyn common stock sold in future securities offerings including sales to AVCP and its designees, subject to certain exempt transactions. Without AVCP’s prior written consent, the Company may not incur additional indebtedness for borrowed money, other than up to an additional $6.0 million in convertible promissory notes that may be issued to AVCP or related parties, unless such indebtedness is subordinated in right of payment to the Company’s obligations under the Notes and any additional notes issued to AVCP or related parties.

In connection with the AVCP Notes, the Company issued two warrants to AVCP covering a total of 325,000 shares of the Company’s common stock exercisable at a price of $0.50 per share. The warrants are currently exercisable in full, include a cashless exercise feature, and will expire on December 31, 2019 and February 28, 2020, as to 250,000 shares and 75,000 shares, respectively.

As disclosed in Note 4, during the nine months ended February 28, 2015, a director converted a $1,000,000 convertible Note in the aggregate principal amount of $1,000,000 into 1,333,333 shares of the Company’s common stock, resulting in $733,333 of proceeds to the Company. As described in Note 4, this conversion was a result of an offer to induce conversion by all holders of convertible notes with a three-year term.

The above terms and amounts are not necessarily indicative of the terms and amounts that would have been incurred had comparable transactions been entered into with independent parties.

Note 9—Commitments and Contingencies

On July 25, 2012, the Company and Kenneth J. Van Ness entered into a Transition Agreement (the “Transition Agreement”). Pursuant to the Transition Agreement, Mr. Van Ness stepped down as Chairman of the Board, effective immediately, and as President and CEO of the Company on September 10, 2012. Mr. Van Ness ceased to be a director on December 12, 2012.

The Transition Agreement provided that, in lieu of any compensation otherwise payable to Mr. Van Ness under the Executive Employment Agreement, dated April 16, 2012, but effective as of August 9, 2011 (the “Employment Agreement”), by and between the Company and Mr. Van Ness, during the period beginning on July 18, 2012 through October 16, 2012 (the “Transition Period”),

Mr. Van Ness would be paid a salary equal to $13,890 per month and continue to receive, during the Transition Period, the fringe benefits, indemnification and miscellaneous business expense benefits provided for in the Employment Agreement. Mr. Van Ness is also entitled to (i) receive a cash severance payment equal to $13,890 per month for 33 months following the Transition Period, (ii) the opportunity to elect the timing of distribution of his account balance in the Company’s 401(k) Plan, and (iii) reimbursement for continuing health care insurance coverage under COBRA for nine months.

The Transition Agreement also amended (A) the CytoDyn Inc. Stock Option Award Agreement, dated December 6, 2010, with Mr. Van Ness to provide for immediate vesting of all of the 500,000 options granted at $1.19 per share, and (B) the CytoDyn Inc. Stock Option Award Agreement, dated April 16, 2012, but effective as of August 9, 2011, with Mr. Van Ness to provide for (i) immediate vesting of 750,000 of the 1,500,000 options granted at $2.00 per share, and (ii) forfeiture of the remaining 750,000 options. In addition, the expiration date of the 25,000 options granted to Mr. Van Ness on September 22, 2010, as well as the options described above, is August 8, 2016.

Pursuant to the terms of the Transition Agreement described above, during the nine months ended February 28, 2015, the Company recognized approximately $125,000 in severance expense and has an accrued liability of approximately $69,000, which is included in accrued salaries and severance on the consolidated balance sheet as of February 28, 2015. The Company accrued for the severance to be paid to Mr. Van Ness, as Mr. Van Ness has no significant continuing service obligation to the Company.

Under the Asset Purchase Agreement (the “Asset Purchase Agreement”), dated July 25, 2012, between the Company and Progenics Pharmaceuticals, Inc. (“Progenics”), the Company acquired from Progenics its proprietary HIV viral-entry inhibitor drug candidate PRO 140 (“PRO 140”), a humanized anti-CCR5 monoclonal antibody, as well as certain other related assets, including the existing inventory of bulk PRO 140 drug product, intellectual property, certain related licenses and sublicenses, and U.S. Food and Drug administration (“FDA”) regulatory filings. On October 16, 2012, the Company paid to Progenics $3,500,000 in cash to close the transaction. The Company is also required to pay Progenics the following milestone payments and royalties: (i) $1,500,000 at the time of the first dosing in a U.S. Phase 3 trial or non-U.S. equivalent; (ii) $5,000,000 at the time of the first U.S. new drug application approval by the FDA or other non-U.S. approval for the sale of PRO 140; and (iii) royalty payments of up to 5% on net sales during the period beginning on the date of the first commercial sale of PRO 140 until the later of (a) the expiration of the last to expire patent included in the acquired assets, and (b) 10 years, in each case determined on a country-by-country basis. Payments to Progenics are in addition to payments due under a Development and License Agreement, dated April 30, 1999 (the “PDL License”), between Protein Design Labs (now AbbVie Inc.) and Progenics, which was assigned to the Company in the PRO 140 transaction, pursuant to which the Company must pay additional milestone payments and royalties as follows: (i) $1,000,000 upon initiation of a Phase 3 clinical trial; (ii) $500,000 upon filing a Biologic License Application with the FDA or non-U.S. equivalent regulatory body; (iii) $500,000 upon FDA approval or approval by another non-U.S. equivalent regulatory body; and (iv) royalties of up to 7.5% of net sales for the longer of 10 years and the date of expiration of the last to expire licensed patent. Additionally, the PDL License provides for an annual maintenance fee of $150,000 until royalties paid exceed that amount.

In addition, from time to time, the Company is involved in claims and suits that arise in the ordinary course of business. Management currently believes that the resolution of any such claims against the Company, if any, will not have a material adverse effect on the Company’s business, financial condition or results of operations.

Note 10—Acquisition of patents

As discussed in Note 9 above, the Company consummated an asset purchase on October 16, 2012 and paid $3,500,000 for certain assets, including intellectual property, certain related licenses and sublicenses, FDA filings and various forms of the PRO 140 drug substance. The Company followed the guidance in Financial Accounting Standards Board Topic 805 to determine if the Company acquired a business. Based on the prescribed accounting, the Company acquired assets and not a business. As of February 28, 2015, the Company has recorded $3,500,000 of intangible assets in the form of patents. The Company estimates the patents have a remaining life of approximately eight years; however, it continues to explore ongoing opportunities to prolong the patent protection period.

As of the date of this filing, management cannot reasonably estimate the likelihood of paying the milestone payments and royalties described in Note 9 and, accordingly, as of February 28, 2015, the Company has not accrued any liabilities related to these contingent payments, as more fully described above in Note 9.

The following presents intangible assets activity:

	February 28, 2015	May 31, 2014
Gross carrying amounts	$3,500,000	$3,500,000
Accumulated amortization	(831,250)	(568,750)

Total amortizable intangible assets, net	2,668,750	2,931,250
Patents currently not amortized	35,989	35,989

Carrying value of intangibles, net	$2,704,739	$2,967,239

Amortization expense related to patents was $87,500 and 262,500 for the three and nine month periods ended February 28, 2015 and 2014, respectively. The estimated aggregate future amortization expense related to the Company’s intangible assets with finite lives is estimated at approximately $350,000 per year for the next seven years and approximately $219,000 during the last year of their life.

Note 11—Subsequent Events

Following the February 27, 2015, shareholder approval, the Company filed Articles of Amendment to the Articles of Incorporation on March 2, 2015 to increase the number of common shares authorized for issuance from 100 million shares to 200 million shares. The shareholders also approved an increase of two million common shares authorized for issuance under the 2012 Plan.

Subsequent to quarter end, holders of the Company’s three-year convertible promissory Notes (the Notes) in the aggregate principal amount of $3,046,250, and accrued but unpaid interest of $96,595, were induced to convert their Notes and accrued but unpaid interest, into common stock of the Company, no par value, at the rate of $0.75 per share. The conversion resulted in the issuance of 4,181,079 shares of common stock and a cash interest payment of $7,028. In connection with the conversion of the Notes, the Company issued warrants to purchase an aggregate of 5,555,000 shares of common stock at an exercise price of $1.00 per share. All but two of the warrants are exercisable through October 2015. One warrant, for the purchase of 186,667 shares of common stock, is exercisable through December 2015, and one warrant, for the purchase of 160,000 shares of common stock, is exercisable until January 15, 2016. The Company agreed to register the shares of common stock issuable upon exercise of the warrants.

On March 6, 2015 the Company’s board of directors granted a warrant to purchase a total of 150,000 shares of common stock at an exercise price of $0.83 per share to an independent consultant. The warrant has a five-year term and vests 50% annually over two years beginning March 6, 2016.

Subsequent to quarter end, on April 1, 2015, the Company gave notice to Alpha Venture Capital Partners, L.P. (“AVCP”), the holder of a $1.5 million short-term convertible promissory note, that the Company exercised its one-time option to extend the maturity date of the note from May 5, 2015 to August 5, 2015.

Subsequent to quarter end, the Company initiated discussions with a third-party licensor to enter into a licensing agreement covering the licensor’s “system know-how” technology with respect to the Company’s use of the proprietary cell lines to manufacture new PRO 140 material. The license fee and royalty fee will vary depending on whether the third-party licensor is utilized as the manufacturer or an independent party, as the licensor does not charge an annual license fee when it serves as the manufacturer. Since the discussions have not had the benefit of negotiation, nor has the Company received a manufacturing proposal from the licensor, the cost of the annual license agreement cannot be reasonably estimated as of the date of this filing. Accordingly, the Company has not accrued any expense for this license as of February 28, 2015.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

CytoDyn Inc.

Vancouver, Washington

We have audited the accompanying consolidated balance sheet of CytoDyn Inc. as of May 31, 2014, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CytoDyn Inc. as of May 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a net loss of $12,431,413 for the year ended May 31, 2014, and has an accumulated deficit of $46,434,232 through May 31, 2014, which raises a substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Warren Averett, LLC

Warren Averett, LLC

Certified Public Accountants

Tampa, Florida

July 10, 2014

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

CytoDyn Inc.

Lake Oswego, Oregon

We have audited the accompanying consolidated balance sheet of CytoDyn Inc. as of May 31, 2013, and the related consolidated statements of operations, changes in stockholders’ (deficit), and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CytoDyn Inc. as of May 31, 2013 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred a net loss of $9,568,301 for the year ended May 31, 2013, has a working capital deficit of $2,388,138, and has an accumulated deficit of $34,002,819 through May 31, 2013, which raises a substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Warren Averett, LLC

Warren Averett, LLC

Certified Public Accountants

Tampa, Florida

August 29, 2013

CytoDyn Inc.

Consolidated Balance Sheets

	May 31,
	2014	2013
Assets
Current assets:
Cash	$4,886,122	$603,681
Prepaid expenses	488,821	139,849
Deferred offering costs	68,292	96,930

Total current assets	5,443,235	840,460
Furniture and equipment, net	16,797	—
Intangibles, net	2,967,239	3,317,239

	$8,427,271	$4,157,699

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,286,715	$1,111,285
Accrued liabilities	65,000	321,884
Accrued salaries and severance	395,364	364,698
Accrued interest payable	41,276	56,884
Indebtedness to related parties	—	509,000
Convertible notes payable, net	—	328,347
Stock rescission liability	378,000	536,500

Total current liabilities	2,166,355	3,228,598
Long-term liabilities
Convertible notes payable, net	2,338,684	1,153,017

Total liabilities	4,505,039	4,381,615
Shareholders’ equity (deficit):
Series B convertible preferred stock, no par value; 400,000 shares authorized, 95,100 shares issued and outstanding at May 31, 2014 and 2013, respectively	266,251	274,091
Common stock, no par value; 100,000,000 shares authorized, 55,753,311 and 30,908,292 outstanding at May 31, 2014 and 2013, respectively; 55,753,311 and 30,908,292 issued at May 31, 2014 and May 31, 2013, respectively	30,367,779	16,144,673
Common stock payable	—	117,778
Additional paid-in capital	20,100,434	17,778,861
Common and preferred stock subject to rescission	(378,000)	(536,500)
Accumulated deficit	(46,434,232)	(34,002,819)

Total shareholders’ equity (deficit)	3,922,232	(223,916)

	$8,427,271	$4,157,699

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Operations

	Year ended May 31,
	2014	2013
Operating expenses:
General and administrative	$3,106,678	$6,204,865
Legal fees	672,153	946,030
Research and development	3,981,468	619,838
Amortization and depreciation	352,429	222,684

Total operating expenses	8,112,728	7,993,417

Operating loss	(8,112,728)	(7,993,417)
Interest income	7,767	1,167
Gain on settlement of accounts payable	183,944	372,759
Interest expense:
Amortization of discount on convertible debt	(3,807,320)	(1,703,616)
Amortization of debt issuance costs	(120,000)	—
Interest on debt	(583,076)	(245,194)

Total interest expense	(4,510,396)	(1,948,810)

Loss before income taxes	(12,431,413)	(9,568,301)
Provision for taxes on income	—	—

Net loss	$(12,431,413)	$(9,568,301)

Constructive preferred stock dividends	$—	$—

Convertible preferred stock dividends	$—	$(2,190)

Net loss applicable to common shareholders	$(12,431,413)	$(9,570,491)

Basic and diluted loss per share	$(.27)	$(0.32)

Basic and diluted weighted average common shares outstanding	46,900,643	29,942,393

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

					Common
	Preferred Stock		Common Stock		Stock
	Shares	Amount	Shares	Amount	Payable
Balance May 31, 2012	98,900	$451,993	28,746,672	$15,050,261	$388,000
Rescission expirations and exclusions	—	—	—	—	—
Amortization of deferred offering costs related to rescission liability	—	(158,902)	—	(377,258)	—
Conversion of Series B Convertible Preferred Stock to Common Stock	(3,800)	(19,000)	38,000	19,000	—
Series B Convertible Preferred Stock Dividends	—	—	4,380	2,190	—
Common Stock issued related to legal settlement ($.97/share)	—	—	400,000	388,000	(388,000)
Common Stock issued to consultants for services ($2.68/share)	—	—	60,000	160,800	—
Amortization of prepaid stock services	—	—	—	—	—
Common Stock issued to directors for services ($1.60/share)	—	—	7,810	12,496	—
Common Stock issued to directors for services ($.77/share)	—	—	16,230	12,497	—
Common Stock issued to directors for services ($1.00/share)	—	—	12,500	12,500	—
Common Stock issued to directors for services ($.80/share)	—	—	14,980	11,984	—
Exercise of Common Stock warrants ($.25/share)	—	—	750,000	187,500	—
Exercise of Common Stock warrants ($1.00/share)	—	—	5,000	5,000	—
Exercise of Common Stock options ($.34/share)	—	—	25,000	8,500	—
Conversion of convertible debt to common stock ($.75/share)	—	—	756,000	567,000	—
Conversion of accrued interest on convertible debt to common stock ($.75/share)	—	—	5,604	4,203	—
Issuance of common stock for accounts payable ($1.21/share)	—	—	66,116	80,000	—
Common stock issuable for accrued interest	—	—	—	—	10,278
Common stock issuable for bonuses	—	—	—	—	107,500
Stock-based compensation	—	—	—	—	—
Debt discount related to warrants and beneficial conversion feature associated with convertible debt	—	—	—	—	—
Net (Loss) for year ended May 31, 2013	—	—	—	—	—

Balance at May 31, 2013	95,100	$274,091	30,908,292	$16,144,673	$117,778

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

			Stock for
	Additional Paid-In Capital	Rescission Amount	Prepaid Services	Accumulated Deficit	Total
Balance May 31, 2012	$8,319,830	$(3,749,000)	$—	$(24,434,518)	$(3,973,434)
Rescission expirations and exclusions	—	3,212,500	—	—	3,212,500
Amortization of deferred offering costs related to rescission liability	(44,232)	—	—	—	(580,392)
Conversion of Series B Convertible Preferred Stock to Common Stock	—	—	—	—	—
Series B Convertible Preferred Stock Dividends	(2,190)	—	—	—	—
Common Stock issued related to legal settlement ($.97/share)	—	—	—	—	—
Common Stock issued to consultants for services ($2.68/share)	—	—	(160,800)	—	—
Amortization of prepaid stock service	—	—	160,800	—	160,800
Common Stock issued to directors for services ($1.60/share)	—	—	—	—	12,496
Common Stock issued to directors for services ($.77/share)	—	—	—	—	12,497
Common Stock issued to directors for services ($1.00/share)	—	—	—	—	12,500
Common Stock issued to directors for services ($.80/share)	—	—	—	—	11,984
Exercise of Common Stock warrants ($.25/share)	—	—	—	—	187,500
Exercise of Common Stock warrants ($1.00/share)	—	—	—	—	5,000
Exercise of Common Stock options ($.34/share)	—	—	—	—	8,500
Conversion of convertible debt to common stock ($.75/share)	—	—	—	—	567,000
Conversion of accrued interest on convertible debt to common stock ($.75/share)	—	—	—	—	4,203
Issuance of common stock for accounts payable ($1.21/share)	—	—	—	—	80,000
Common stock issuable for accrued interest		—	—	—	10,278
Common stock issuable for bonuses		—	—	—	107,500
Stock-based compensation	3,261,951	—	—	—	3,261,951
Debt discount related to warrants and beneficial conversion feature associated with convertible debt	6,243,502	—	—	—	6,243,502
Net (Loss) for year ended May 31, 2013	—	—	—	(9,568,301)	(9,568,301)

Balance at May 31, 2013	$17,778,861	$(536,500)	—	$(34,002,819)	$(223,916)

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

					Common
	Preferred Stock		Common Stock		Stock
	Shares	Amount	Shares	Amount	Payable
Balance May 31, 2013	95,100	$274,091	30,908,292	$16,144,673	$117,778
Rescission expirations and exclusions	—	—	—	—	—
Amortization of deferred offering costs related to rescission liability	—	(7,840)	—	(20,796)	—
Proceeds from unit offering ($1.30/unit)	—	—	20,989,494	13,642,667	—
Deferred offering costs	—	—	—	(2,084,063)	—
Inducement warrants	—	—	—	—	—
Conversion of convertible debt to common stock ($.65/share)	—	—	2,046,148	1,330,000	—
Conversion of convertible debt to common stock ($.75/share)	—	—	1,493,333	1,120,000	—
Conversion of accrued interest on convertible debt to common stock ($.65/share)	—	—	24,363	15,837	—
Conversion of accrued interest on convertible debt to common stock ($.75/share)	—	—	16,117	12,088	—
Exercise of Common Stock warrants ($1.00/share)	—	—	50,000	50,000	—
Common stock issued for accrued interest	—	—	150,000	75,000	(10,278)
Common stock issued for bonuses	—	—	53,601	72,361	(107,500)
Conversion of note payable and accrued interest to common stock ($.45/share)	—	—	21,963	10,012	—
Stock-based compensation	—	—	—	—	—
Debt discount related to warrants and beneficial conversion feature associated with convertible debt	—	—	—	—	—
Net (Loss) for year ended May 31, 2014	—	—	—	—	—

Balance at May 31, 2014	95,100	$266,251	55,753,311	$30,367,779	—

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statement of Changes in Shareholders’ Equity (Deficit)

	Additional	Rescission	Accumulated
	Paid-In Capital	Amount	Deficit	Total
Balance May 31, 2013	17,778,861	$(536,500)	$(34,002,819)	$(223,916)
Rescission expirations and exclusions	—	158,500	—	158,500
Amortization of deferred offering costs related to rescission liability	—	—	—	(28,636)
Proceeds from unit offering ($1.30/unit)	—	—	—	13,642,667
Deferred offering costs	—	—	—	(2,084,063)
Inducement warrants	193,160	—	—	193,160
Conversion of convertible debt to common stock ($.65/share)	—	—	—	1,330,000
Conversion of convertible debt to common stock ($.75/share)	—	—	—	1,120,000
Conversion of accrued interest on convertible debt to common stock ($.65/share)	—	—	—	15,837
Conversion of accrued interest on convertible debt to common stock ($.75/share)	—	—	—	12,088
Exercise of Common Stock warrants ($1.00/share)	—	—	—	50,000
Common stock issued for accrued interest	—	—	—	64,722
Common stock issued for bonuses		—	—	(35,139)
Conversion of note payable and accrued interest to common stock ($.45/share)	—	—	—	10,012
Stock-based compensation	928,413	—	—	928,413
Debt discount related to warrants and beneficial conversion feature associated with convertible debt	1,200,000	—	—	1,200,000
Net (Loss) for year ended May 31, 2014	—	—	(12,431,413)	(12,431,413)

Balance at May 31, 2014	$20,100,434	$(378,000)	$(46,434,232)	$3,922,232

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flows

	Year Ended May 31,
	2014	2013
Cash flows from operating activities
Net loss	$(12,431,413)	$(9,568,301)
Adjustments to reconcile net loss to net cash used by operating activities:
Amortization and depreciation	352,429	222,684
Amortization of debt issuance costs	120,000	—
Amortization of discount on convertible debt	3,807,320	1,703,616
Interest expense associated with conversion inducement	193,160	—
Gain on settlement of accounts payable	(183,944)	(372,759)
Stock-based compensation	928,413	3,590,011
Changes in current assets and liabilities:
(Increase) in prepaid expenses	(348,972)	(73,867)
Decrease in other assets	—	5,744
Increase in accounts payable, accrued salaries, accrued interest and accrued liabilities	176,064	1,099,939

Net cash used in operating activities	(7,386,943)	(3,392,933)

Cash flows from investing activities:
Asset acquisition of intangibles	—	(3,500,000)
Furniture and equipment purchases	(19,220)	(3,135)

Net cash used in investing activities	(19,220)	(3,503,135)

Cash flows from financing activities:
Payments on indebtedness to related parties	(500,000)	(74,492)
Proceeds from issuance of convertible notes payable	1,200,000	6,588,250
Proceeds from notes payable related party	—	500,000
Payments on convertible notes payable	(500,000)	—
Proceeds from sale of common stock	13,642,667	—
Payments of debt issuance costs	(120,000)	—
Payments of offering costs, common stock	(2,084,063)	—
Proceeds from exercise of warrants and options	50,000	201,000

Net cash provided by financing activities	11,688,604	7,214,758

Net change in cash	4,282,441	318,690
Cash, beginning of period	603,681	284,991

Cash, end of period	$4,886,122	$603,681

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Income taxes	$—	$—

Interest	$311,991	$224,724

See accompanying notes to consolidated financial statements.

CytoDyn Inc.

Consolidated Statements of Cash Flows

	Year Ended May 31,
	2014	2013
Non-cash investing and financing transactions:
Common stock issued for convertible debt	$2,459,000	$567,000

Common stock issued or to be issued for accrued interest payable	$58,518	$4,205

Original issue discount and intrinsic value of beneficial conversion feature related to debt issued with warrants	$1,200,000	$6,243,502

Common stock issued on payment of accounts payable	$—	$80,000

Preferred and common stock subject to rescission	$158,500	$3,212,500

Amortization of deferred offering costs related to rescission liability	$28,638	$580,398

Common stock issued for Series B convertible preferred stock	$—	$19,000

Series B convertible preferred stock dividends	$—	$2,190

Accounts payable extinguished through settlements	$183,944	$—

See accompanying notes to consolidated financial statements.

CYTODYN INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF MAY 31, 2014

1 – Organization

CytoDyn Inc. (the “Company”) was incorporated under the laws of Colorado on May 2, 2002 under the name Rexray Corporation (“Rexray”). In October 2003, the Company (under its previous name RexRay Corporation) entered into an Acquisition Agreement with CytoDyn of New Mexico, Inc. Pursuant to the acquisition agreement, the Company acquired assets related to its drug candidate Cytolin, including the assignment of the patent license agreement dated July 1, 1994 between CytoDyn of New Mexico, Inc. and Allen D. Allen covering three United States patents along with foreign counterpart patents which describe a method for treating Human Immunodeficiency Virus (“HIV”) disease with the use of monoclonal antibodies.

The Company is developing a class of therapeutic monoclonal antibodies to address unmet medical needs in the areas of HIV and Acquired Immune Deficiency Syndrome (“AIDS”).

Advanced Genetic Technologies, Inc. (“AGTI”) was incorporated under the laws of Florida on December 18, 2006 pursuant to an acquisition during 2006.

On May 16, 2011, the Company formed a wholly owned subsidiary, CytoDyn Veterinary Medicine LLC (“CVM”), to explore the possible application of the Company’s existing proprietary monoclonal antibody technology to the treatment of Feline Immunodeficiency Virus (“FIV”). The Company views the formation of CVM as an effort to strategically diversify the use of its proprietary monoclonal antibody technology.

2 – Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; AGTI and CVM. All intercompany transactions and balances are eliminated in consolidation.

Reclassifications

Certain prior year amounts shown in the accompanying consolidated financial statements have been reclassified to conform to the 2014 presentation. These reclassifications did not have any effect on total current assets, total assets, total current liabilities, total liabilities, total shareholders’ equity (deficit) or net loss.

Going Concern

The consolidated accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying consolidated financial statements, the Company had losses for all periods presented. The Company incurred a net loss of $12,431,413 and $9,568,301 for the years ended May 31, 2014, and May 31, 2013, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.

The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company’s continuation as a going concern is dependent upon its ability to obtain additional operating capital, complete development of its product candidates, obtain U.S. Food & Drug Administration (“FDA”) approval, outsource manufacturing of the product candidates, and ultimately achieve initial revenues and attain profitability. The Company is currently engaging in significant research and development activities related to these product candidates, and expects to incur significant research and development expenses in the future. These research and development activities are subject to significant risks and uncertainties. We intend to finance our future development activities and our working capital needs largely from the sale of debt and equity securities, combined with additional funding from other traditional sources. There can be no assurance, however, that the Company will be successful in these endeavors.

Use of Estimates

The preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured through December 31, 2012, due to a temporary federal program in effect from December 31, 2010 through December 31, 2012. Under the program, there was no limit to the amount of insurance for eligible accounts. Beginning 2013, insurance coverage reverted back to $250,000 per depositor at each financial institution, and our cash balances may again exceed federally insured limits. Balances in excess of federally insured limits at May 31, 2014 and 2013 approximated $4,589,000 and $386,000, respectively.

Identified Intangible Assets

The Company follows the provisions of FASB ASC Topic 350 Intangibles-Goodwill and Other, which establishes accounting standards for the impairment of long-lived assets such as intangible assets subject to amortization. The Company reviews long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset group is less than its carrying value, the asset is considered impaired. Impairment losses are measured as the amount by which the carrying amount of the asset group exceeds the fair value of the asset (See Note 12 for acquisition of patents). There were no impairment charges for the years ended May 31, 2014 and 2013. The value of the Company’s patents would be significantly impaired by any adverse developments as they relate to the clinical trials pursuant to the patents acquired as discussed in Notes 11 and 12.

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

U.S. GAAP requires companies to measure the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. The expense is to be recognized over the period during which an employee is required to provide services in exchange for the award (requisite service period).

The Company accounts for common stock options and common stock warrants based on the fair market value of the instrument using the Black-Scholes option pricing model utilizing certain weighted average assumptions such as expected stock price volatility, term of the options and warrants, risk-free interest rates, and expected dividend yield at the grant date. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the stock options. The expected volatility is based on the historical volatility of the Company’s common stock at consistent intervals. The Company has not paid any dividends on its common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future. The computation of the expected option term is based on the “simplified method,” as the Company’s stock options are “plain vanilla” options and the Company has a limited history of exercise data. For common stock options and warrants with periodic vesting, the Company recognizes the related compensation costs associated with these options and warrants on a straight-line basis over the requisite service period.

U.S. GAAP requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Based on limited historical experience of forfeitures, the Company estimated future unvested option forfeitures at 0% for all periods presented.

Preferred Stock

As of May 31, 2014, the Company’s Board of Directors is authorized to issue up to 5,000,000 shares of preferred stock without shareholder approval. As of May 31, 2014, the Company has authorized the issuance of 400,000 shares of Series B convertible preferred stock (see Note 4). The remaining preferred shares authorized have no specified rights other than the shares are non-voting.

Deferred Offering Costs

In connection with a stock rescission liability as discussed at Note 3, the Company has recorded approximately $68,300 and $97,000 in deferred offering costs as of May 31, 2014 and May 31, 2013, respectively. These deferred offering costs have been recorded as a current asset for the respective periods. The asset will be offset against equity and reduce equity at the end of the applicable period during which the respective rescission rights expire. Conversely, if the investors assert their rescission rights and forfeit their shares, the deferred offering costs will be expensed at that time.

During the year ended May 31, 2014, the Company incurred $120,000 in direct costs associated with the issuance of convertible notes as described in Note 4, and recorded $120,000 in amortization expense for the year ended May 31, 2014.

During the year ended May 31, 2014, the Company incurred approximately $2,084,000 in direct incremental costs associated with sale of the equity securities as described in Note 6. The offering costs were recorded as a component of equity when the proceeds were received. The offering was completed on October 23, 2013.

Stock for Services

The Company periodically issues common stock, warrants and common stock options to consultants for various services. Costs of these transactions are measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The value of the common stock is measured at the earlier of (i) the date at which a firm commitment for performance by the counterparty to earn the equity instruments is reached or (ii) the date at which the counterparty’s performance is complete.

Loss per Common Share

Basic loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period. Diluted loss per share is computed by dividing net loss by the weighted average common shares and potentially dilutive common share equivalents. The effects of potential common stock equivalents are not included in computations when their effect is anti-dilutive. Because of the net losses for all periods presented, the basic and diluted weighted average shares outstanding are the same since including the additional shares would have an anti-dilutive effect on the loss per share calculation. Common stock options and warrants to purchase 30,806,373 and 18,146,938 shares of common stock were not included in the computation of basic and diluted weighted average common shares outstanding for the years ended May 31, 2014 and May 31, 2013, respectively, as inclusion would be anti-dilutive for these periods. Additionally, as of May 31, 2014, 95,100 shares of Series B convertible preferred stock can potentially convert into 951,000 shares of common stock, and $4,271,250 of convertible debt can potentially convert into 5,695,000 shares of common stock.

Income Taxes

Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Future tax benefits for net operating loss carry forwards are recognized to the extent that realization of these benefits is considered more likely than not. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company follows the provisions of FASB ASC 740-10 “Uncertainty in Income Taxes” (ASC 740-10). A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there are no unrecognized benefits for all periods presented. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefit in interest expense and penalties in operating expenses.

Note 3 – Rescission Liabilities

The Company’s board of directors (the “Board”) was advised by outside legal counsel that compensation the Company previously paid to an employee and certain other non-employees who were acting as unlicensed, non-exempt broker-dealers soliciting investors on behalf of the Company from April 15, 2008 to February 18, 2011 was a violation of certain state and possibly federal securities laws. As a result, such investors and potentially others have rescission or monetary claims (“Claims”) against the Company, and the Company’s liability for these potential Claims is reflected in the Company’s financial statements. On March 16, 2011, the Company filed a Current Report on Form 8-K disclosing the potential rescission liability (the “Liability Disclosure”).

Rescission rights for individual investors and subscribers vary, based upon the laws of the states in which the investors or subscribers reside. Investments and subscriptions that are subject to rescission are recorded separately in our financial statements from shareholders’ equity in the Company’s balance sheet. As the statutory periods for pursuing such rights expire in the respective states, such amounts for those shares have been reclassified to shareholders’ equity. Investors who have sold their shares of capital stock of the Company do not have rescission rights, but instead have claims for damages, to the extent their shares were sold at a net loss, which is determined by subtracting the purchase price plus statutory interest and costs, if any, from the sale price.

The Company estimates an amount that is a probable indicator of the rescission liability and recorded rescission liabilities for May 31, 2014 and May 31, 2013 of $378,000 and $536,500, respectively. These amounts represent the believed remaining potential rescission liability as of the dates presented to investors who pursue their rescission rights and forfeit their shares. For the purpose of calculating and disclosing rescission liability, the Company has assumed that portions of the state Claims are barred by the statutes of limitations of certain states based upon a literal interpretation of the applicable statute. Although the Company has assumed that affirmative defenses based upon the application of the statutes of limitations in these states may be generally available to bar these state Claims, it has not had legal counsel undertake a detailed analysis of case law that might apply to defer or avoid application of a bar to such claims; thus, if rescission claims are made for those assumed to be barred by a statute of limitations and such claims are contested by the Company, until such affirmative defenses are ruled upon in a proceeding adjudicating the rights at issue, no assurances can be made that, if asserted, such defenses would actually bar the rescission claims in these states.

The Company considered methods to offer to rescind the previous investment purchase or subscription by persons who acquired or subscribed for investments during the period April 15, 2008 to February 18, 2011, but did not pursue any such methods.

Note 4 – Convertible Instruments

During fiscal 2010, the Company issued 400,000 shares of Series B Convertible Preferred Stock (“Series B”) at $5.00 per share for cash proceeds totaling $2,009,000, of which 95,100 shares remain outstanding at May 31, 2014. Each share of the Series B is convertible into ten shares of the Company’s common stock including any accrued dividend, with an effective fixed conversion price of $.50 per share. The holders of the Series B can only convert their shares to common shares provided the Company has sufficient authorized common shares at the time of conversion. Accordingly, the conversion option was contingent upon the Company increasing its authorized common shares, which occurred in April 2010, when the Company’s shareholders approved an increase in the authorized shares of common stock to 100,000,000. At the commitment date, which occurred upon such shareholder approval, the conversion option related to the Series B was beneficial. The intrinsic value of the conversion option at the commitment date resulted in a constructive dividend to the Series B holders of approximately $6,000,000. The constructive dividend increased and decreased additional paid-in capital by identical amounts. The Series B has liquidation preferences over the common shares at $5.00 per share plus any accrued dividends. Dividends are payable to the Series B holders when declared by the board of directors at the rate of $.25 per share per annum. Such dividends are cumulative and accrue whether or not declared and whether or not there are any profits, surplus or other funds or assets of the Company legally available. The Series B holders have no voting rights.

During the years ended May 31, 2014 and May 31, 2013 the Company issued $1,200,000 and $6,588,250, respectively, of unsecured convertible notes (the “Notes”) to investors for cash. Each Note is convertible, at the election of the holder, at any time into common shares at a fixed conversion price. At May 31, 2014, $4,271,250 principal amount of Notes was convertible at $.75 per share.

During the year ended May 31, 2014, the holders of notes in a principal amount totaling $1,330,000 converted their Notes into common stock at a conversion price of $.65 per share, resulting in the issuance of 2,046,148 shares of common stock. In addition, one holder of a six-month convertible note with a principal amount of $250,000 exercised his right to receive repayment. The holders that converted their Notes received warrants to purchase 292,307 shares of common stock at an exercise price of $.75 per share which will expire five years after issuance. Pursuant to U.S. GAAP, these warrants were characterized as inducements to convert the debt and, as such, gave rise to the recognition of non-cash interest expense of approximately $193,000 during the year ended May 31, 2014 based upon a Black-Scholes valuation.

During the year ended May 31, 2014, the holder of a one-year convertible note with a principal amount of $250,000 was paid in full upon maturity.

The holders of three-year convertible notes with principal totaling $1,120,000 also converted, during the year ended May 31, 2014, the aggregate principal amount into common stock at a conversion price of $.75 per share, resulting in the issuance of 1,493,333 shares of common stock. The remaining notes totaling $4,271,250 are payable in full between October 1, 2015 and March 6, 2016 and bear interest at rates that range from 5% to 10% per year, payable in cash semi-annually in arrears beginning on April 1, 2013.

In connection with the initial sale of the Company’s convertible notes, detachable common stock warrants, with terms of two or three years, were issued to the investors to purchase a total of 9,451,056 common shares at exercise prices ranging from $.50 to $2.00 per share. During the year ended May 31, 2014, 923,072 of these warrants were issued to investors at an exercise price of $.50 per share. All of the warrants are currently exercisable in full. The Company determined the fair value of the warrants using the Black-Scholes option pricing model utilizing certain weighted average assumptions such as expected stock price volatility, term of the warrants, risk-free interest rates, and expected dividend yield at the commitment date.

Additionally, at the commitment date, the Company determined that the conversion feature related to the Notes was beneficial to the investors. As a result, the Company determined the intrinsic value of the conversion feature utilizing the fair value of the underlying common stock at the commitment date and the effective conversion price after discounting the Notes for the fair value of the warrants. The fair value of the warrants and the intrinsic value of the conversion feature were recorded as a debt discount to the Notes, and a corresponding increase to additional paid-in capital. The debt discounts are amortized over the life of the Notes. During the years ended May 31, 2014 and 2013, the Company recognized approximately $3,807,000 and $1,704,000, respectively, as interest expense related to amortization of the debt discount. The unamortized discounts are fully amortized upon any conversion of the Notes before maturity. Activity related to the Notes was as follows:

	May 31, 2014	May 31, 2013
Face amount of Notes	$7,221,250	$6,588,250

Unamortized discount	(1,932,566)	(4,539,886)
Repayments	(500,000)	—
Conversions	(2,450,000)	(567,000)

Total carrying value of Notes	2,338,684	1,481,364
Short-term portion of Notes	—	(328,347)

Long-term portion of Notes	$2,338,684	$1,153,017

The Company utilized the following weighted average assumptions to value the above investor warrants:

	2014	2013
Expected dividend yield	-0-%	-0-%
Stock price volatility	78 - 93%	70 - 94%
Expected term	3-5 years	2 years
Risk-free interest rate	.64 -1.42%	0.28%
Grant-date fair value	$ .66 - $.72	$ .11 - $1.10

Note 5 – Stock Options and Warrants

The Company has one active stock-based equity plan at May 31, 2014, the CytoDyn Inc. 2012 Equity Incentive Plan (the “2012 Plan”). The 2012 Plan was approved by shareholders at the Company’s 2012 annual meeting to replace the Company’s 2004 Stock Incentive Plan, which was approved by the Company’s shareholders in 2005. The 2012 Plan provides for the issuance of up to 3,000,000 shares of common stock pursuant to various forms of incentive awards permitted under the 2012 Plan. As of May 31, 2014, the Company had 1,238,903 shares available for future stock-based grants under the 2012 Plan.

During the year ended May 31, 2014, the Company granted options to purchase a total of 749,452 shares of common stock to directors and employees with exercise prices ranging from $.64 to $1.09 per share. The director option awards vest at 25% per quarter over one year and the employee awards vest one-third annually and have a five-year term. The weighted average grant date fair value related to these options was $.40 to $.43 per share.

During the year ended May 31, 2014, the Company granted to a consultant options to purchase 305,000 shares of common stock at an exercise price of $.75 per share and a grant-date fair value of $.43 per share. The options expire on September 4, 2018, and vested as to

50,000 shares on the date of issuance and were scheduled to vest at the monthly rate of 15,000 shares for the duration of the consulting agreement. The consulting agreement, which had an initial term of up to 18 months and was subject to termination for any reason after six months, was terminated on March 17, 2014. At the time of termination, options to purchase 140,000 shares had vested and an additional 15,000 options vested during the notice period. The termination of the consulting agreement resulted in a forfeiture of options to purchase 150,000 shares.

During the year ended May 31, 2014, the holder of a warrant covering 50,000 shares exercised the right to purchase such shares at $1.00 per share, resulting in cash proceeds upon exercise of $50,000. The Company received $201,000 during the year ended May 31, 2013, upon exercise of warrants.

During the year ended May 31, 2014, the Company issued a warrant to purchase 50,000 shares of common stock at an exercise price of $.75 per share and a term expiring November 1, 2016, in settlement of a claim for telecommunications services provided to the Company in the fall of 2012. The grant date fair value was $.67 per share.

During the year ended May 31, 2014, the Company issued warrants to purchase 11,153,850 shares of common stock to investors in the Company’s $14.5 million private equity offering (see Note 7). Investors in the offering purchased Units at $1.30 per Unit, which each Unit consisting of two shares of common stock plus a warrant to purchase one additional share of common stock at a price of $.75 per share. Each warrant has a five-year term. In connection with this private placement and pursuant to the Placement Agent Agreement dated June 1, 2013, as amended, between the Company and Paulson Investment Company (the “Placement Agent”), the Company issued to the Placement Agent, as additional compensation, a warrant covering 4,940,092 shares of common stock with an exercise price of $.75 per share and a seven-year term. The warrants vested immediately and had a grant-date fair value of $1.03 per share. The fair value of the warrants was included as a component of equity, increasing and decreasing equity by the fair value attributable to the warrants.

Compensation expense related to stock options and warrants issued as compensation was approximately $928,400 and $3,262,000 for the year ended May 31, 2014 and 2013, respectively. The grant date fair value of options and warrants vested during the years ended May 31, 2014 and 2013, was approximately $2,274,000 and $8,889,000, respectively. As of May 31, 2014, there was approximately $752,000 of unrecognized compensation costs related to share-based payments for unvested options, which is expected to be recognized over a weighted average period of 1.89 years.

The estimated fair value of options and warrants is determined using the Black-Scholes option valuation model with the following weighted-average assumptions for the periods ended May 31, 2014 and 2013:

	2014	2013
Risk free rate	0.52% - 1.85%	0.12% - .70%
Dividend yield	—	—
Volatility	78.73% - 92.92%	87% - 102%
Expected term	2.5 – 3.5 years	1 – 4 years
Grant date fair value	$ .40 - $.67	$ .56 - $.89

The following table represents stock option and warrant activity for the periods ended May 31, 2014 and 2013:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Options and warrants outstanding – May 31, 2012	10,327,664	$1.60	3.20	$2,308,279

Granted	11,166,274	1.61	—	—
Exercised	(780,000)	0.26	—	—
Forfeited/expired/cancelled	(2,567,000)	1.73	—	—
Options and warrants outstanding – May 31, 2013	18,146,938	1.65	1.86	140,321

Granted	18,414,144	0.74	—	—
Exercised	(50,000)	—	—	—
Forfeited/expired/cancelled	(5,704,721)	1.49	—	—
Options and warrants outstanding – May 31, 2014	30,806,361	1.13	3.29	177,042

Outstanding exercisable – May 31, 2014	29,986,581	$1.15	3.21	$170,042

Note 6 – Common Stock and Common Stock Payable Issued for Services

During the year ended May 31, 2013, the Company issued 51,520 fully vested shares of common stock at prices ranging from $.80 to $1.60 per share, and recognized approximately $49,000 in compensation expense to directors for past services.

During the year ended May 31, 2013, the Company issued 60,000 shares of common stock to a consultant at $2.68 per share, which was the fair value at the commitment date, which was amortized over the requisite service period. During the year ended May 31, 2013 the Company recognized approximately $161,000 in stock-based compensation related to this grant.

Effective December 28, 2012, the Company settled trade payable balances of approximately $447,000 owed to its previous principal law firm in exchange for a cash payment of $45,000 and 66,116 shares of Company common stock with a value of $80,000 as determined by the closing price of the stock on December 24, 2012. The Company recorded a gain on the satisfaction of the payables of approximately $322,000 for the year ended May 31, 2013.

At May 31, 2013, the Company was committed, subject to satisfaction of certain conditions, to issue approximately $108,000 of common stock to two executives of the Company for past services. This amount is included in common stock payable as of May 31, 2013. The Company recognized approximately $108,000 in compensation expense during 2013 related to these services. During the year ended May 31, 2014, the Company issued 53,601 shares of common stock to the executives to satisfy the payable, net of tax withholding.

During the period ended May 31, 2014, the Company had no stock-based compensation related to issuance of common stock.

Note 7 – Private Equity Offering

On October 23, 2013, the Company completed a private equity offering (the “Offering”). Pursuant to the Offering, the Company sold to investors a total of 11,153,850 Units at a price of $1.30 per Unit, for total gross proceeds of approximately $14.5 million. Each Unit consisted of two shares of common stock and one warrant to purchase common stock at an exercise price of $.75 per share. During the fiscal year ended May 31, 2014, the Company issued a total of 20,989,494 shares of common stock. In conjunction with the Offering, the Company also issued warrants to purchase 11,153,850 shares of common stock at the $.75 per share exercise price (see Notes 2 and 5 for a description of the warrants and offering costs related to the Offering).

Note 8 – Recent Accounting Pronouncements

Recent accounting pronouncements other than below issued by the FASB (including its EITF), the AICPA and the SEC did not or are not believed by management to have a material effect on the Company’s present or future financial statements.

In June 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-10, “Development Stage Entities (Topic 915) Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation”. This ASU does the following among other things: a) eliminates the requirement to present inception-to-date information on the statements of income, cash flows, and shareholders’ equity, b) eliminates the need to label the financial statements as those of a development stage entity, c) eliminates the need to disclose a description of the development stage activities in which the entity is engaged, and d) amends FASB ASC 275, Risks and Uncertainties, to clarify that information on risks and uncertainties for entities that have not commenced planned principal operations is required. The amendments in ASU No. 2014-10 related to the elimination of Topic 915 disclosures and the additional disclosure for Topic 275 are effective for public companies for annual and interim reporting periods beginning after December 15, 2014. Early adoption is permitted. The Company has evaluated this ASU and determined that it will early adopt beginning with the annual period ended May 31, 2014.

Note 9 – Related Party Transactions

During the year ended May 31, 2014, the Company paid in cash a note payable to a director of the Company for $500,000 with accrued interest at 15%. The principal and accrued interest were paid in full at the April 11, 2014 maturity date. Interest was payable in the form of shares of common stock not to exceed 150,000 shares at a fixed price of $.50 per share. For the years ended May 31, 2014 and May 31, 2013, the Company recorded approximately $64,700 and $10,300 in interest expense, respectively, and issued a total of 150,000 shares.

During the year ended May 31, 2013, the Company issued to a director a convertible note (see Note 4) in a principal amount of $1,000,000, with interest payable in cash at a rate of 5% semi-annually beginning on April 1, 2013. The principal of the note is due in full at the October 16, 2015 maturity date. The note is convertible into common shares at a fixed conversion price of $.75 per share at any time at the election of the holder. In conjunction with the note, the Company issued 1,333,333 detachable common stock warrants at an exercise price of $2.00 per share. The warrants expire on October 16, 2014. The Company recorded debt discounts related to the fair value of the warrants and the intrinsic value of the beneficial conversion feature at the commitment date of the note. As of May 31, 2014, the carrying value of this convertible note was approximately $540,000, which is included in convertible notes payable, net, in long-term liabilities on the consolidated balance sheet. During the years ended May 31, 2014 and 2013, the Company recognized approximately $334,000 and $207,000, respectively, in interest expense related to the amortization of the above discounts.

The above terms and amounts are not necessarily indicative of the terms and amounts that would have been incurred had comparable transactions been entered into with independent parties.

Note 10 – Income Taxes

Deferred taxes are recorded for all existing temporary differences in the Company’s assets and liabilities for income tax and financial reporting purposes. Due to the valuation allowance for deferred tax assets, as noted below, there was no net deferred tax benefit or expense for the periods ended May 31, 2014 and 2013.

Reconciliation of the federal statutory income tax rate of 34% to the effective income tax rate is as follows for all periods presented:

	2014	2013
Income tax provision at statutory rate	34.0%	34.0%
State income taxes, net	0.4	5.1
Rate change	(9.6)	0.0
Other	0.0	0.0
Valuation allowance	(24.8)	(39.1)

	0.0%	0.0%

Net deferred tax assets and liabilities are comprised of the following as of May 31, 2014 and 2013:

	2014	2013
Deferred tax asset (liability) current:
Accrued salary and expenses	$159,300	$291,100
Debt discount amortization	—	(118,100)
Valuation allowance	(159,300)	(173,000)

	$—	$—

Deferred tax asset (liability) non-current:
Net operating loss	$9,957,400	$8,256,000
Debt discount	(663,700)	(1,659,300)
Expense on non-qualified stock options	2,893,300	2,928,000
Other	176,200	155,500

Valuation allowance	(12,363,200)	(9,680,200)

	$—	$—

The tax benefit for the period presented is offset by a valuation allowance established against deferred tax assets arising from operating losses and other temporary differences, the realization of which could not be considered more likely than not. In future periods, tax benefits and related tax deferred assets will be recognized when management considers realization of such amounts to be more likely than not.

At May 31, 2014, the Company had available net operating loss carryforwards of approximately $29,000,000 which expire beginning in 2022.

The Company’s income tax returns remain subject to examination by all tax jurisdictions for tax years May 31, 2011 through 2013.

Note 11 – Commitments and Contingencies

On July 25, 2012, the Company and Kenneth J. Van Ness entered into a Transition Agreement (the “Transition Agreement”). Pursuant to the Transition Agreement, Mr. Van Ness stepped down as Chairman of the Board, effective immediately, and as President and CEO of the Company on September 10, 2012. Mr. Van Ness ceased to be a director on December 12, 2012.

The Transition Agreement provided that, in lieu of any compensation otherwise payable to Mr. Van Ness under the Executive Employment Agreement, dated April 16, 2012, but effective as of August 9, 2011 (the “Employment Agreement”), by and between the Company and Mr. Van Ness, during the period beginning on July 18, 2012 through October 16, 2012 (the “Transition Period”), Mr. Van Ness would be paid a salary equal to $13,890 per month and continue to receive, during the Transition Period, the fringe benefits, indemnification and miscellaneous business expense benefits provided for in the Employment Agreement. Mr. Van Ness is also entitled to (i) receive a cash severance payment equal to $13,890 per month for 33 months following the Transition Period, (ii) the opportunity to elect the timing of distribution of his account balance in the Company’s 401(k) Plan, and (iii) reimbursement for continuing health care insurance coverage under COBRA for nine months.

The Transition Agreement also amended (A) the CytoDyn Inc. Stock Option Award Agreement, dated December 6, 2010, with Mr. Van Ness to provide for immediate vesting of all of the 500,000 options granted at $1.19 per share, and (B) the CytoDyn Inc. Stock Option Award Agreement, dated April 16, 2012, but effective as of August 9, 2011, with Mr. Van Ness to provide for (i) immediate vesting of 750,000 of the 1,500,000 options granted at $2.00 per share, and (ii) forfeiture of the remaining 750,000 options. In addition, the expiration date of the 25,000 options granted to Mr. Van Ness on September 22, 2010, as well as the options described above, is August 8, 2016.

Pursuant to the terms of the Transition Agreement described above, during the year ended May 31, 2014, the Company recognized approximately $172,000 in severance expense and has an accrued liability of approximately $193,000, which is included in accrued salaries and severance on the consolidated balance sheet as of May 31, 2014. The Company accrued for the severance to be paid to Mr. Van Ness, as Mr. Van Ness has no significant continuing service obligation to the Company. Additionally, related to the modification of the above stock option awards to Mr. Van Ness, the Company recognized approximately $1,128,000 of stock-based compensation expense during the year ended May 31, 2013.

Under the Asset Purchase Agreement (the “Asset Purchase Agreement”), dated July 25, 2012, between the Company and Progenics Pharmaceuticals, Inc. (“Progenics”), the Company acquired from Progenics its proprietary HIV viral-entry inhibitor drug candidate PRO 140 (“PRO 140”), a humanized anti-CCR5 monoclonal antibody, as well as certain other related assets, including the existing inventory of bulk PRO 140 drug product, intellectual property, certain related licenses and sublicenses, and U.S. Food and Drug administration (“FDA”) regulatory filings. On October 16, 2012, the Company paid to Progenics $3,500,000 in cash to close the transaction. The Company is also required to pay Progenics the following milestone payments and royalties: (i) $1,500,000 at the time of the first dosing in a U.S. Phase 3 trial or non-US equivalent; (ii) $5,000,000 at the time of the first US new drug application approval by the FDA or other non-U.S. approval for the sale of PRO 140; and (iii) royalty payments of up to 5% on net sales during the period beginning on the date of the first commercial sale of PRO 140 until the later of (a) the expiration of the last to expire patent included in the acquired assets, and (b) 10 years, in each case determined on a country-by country basis. Payments to Progenics are in addition to payments due under a Development and License Agreement, dated April 30, 1999 (the “PDL License”), between Protein Design Labs (now AbbVie Inc.) and Progenics, which was assigned to us in the PRO 140 transaction, pursuant to which we must pay additional milestone payments and royalties as follows: (i) $1,000,000 upon initiation of a Phase 3 clinical trial; (ii) $500,000 upon filing a Biologic License Application with the FDA or non-U.S. equivalent regulatory body; (iii) $500,000 upon FDA approval or approval by another non-U.S. equivalent regulatory body; and (iv) royalties of up to 7.5% of net sales for the longer of 10 years and the date of expiration of the last to expire licensed patent. Additionally, the PDL License provides for an annual maintenance fee of $150,000 until royalties paid exceed that amount.

Effective January 20, 2014, CytoDyn Inc. (the “Company”) entered into two Project Work Orders (the “PWOs”) with its principal clinical research organization, Amarex Clinical Research, LLC (the “CRO”). The services to be provided under the PWOs are intended to facilitate the Company’s plan to expand and accelerate the concurrent evaluation of additional potential treatment applications of its principal product candidate, PRO 140. Subsequently, one of the PWOs was terminated upon 30-days’ notice.

The CRO is currently providing comprehensive clinical trial management services and oversight of all CMC activities in connection with our research study involving PRO 140. The original estimated combined cost of two separate studies was $9.3 million, of which one study with estimated costs totaling $4.3 million was terminated without penalty. The scope and cost of the remaining study was subsequently revised downward to approximately $3.7 million, of which $1.0 million relates to services to be provided directly by the CRO and the remainder to pass-through costs to be provided by third parties. The Company paid the CRO a total deposit of approximately $790,000 in December 2013.

A PWO may be terminated by either party at any time upon 30 days’ prior written notice, provided the CRO will be entitled to payment for services provided through the date of termination, plus an amount equal to 30% of the remaining contract amount for direct services. For the PWO that was terminated, the CRO has agreed not to impose a financial penalty and has applied the portion of the December 2013 deposit related to this study of approximately $343,000 to other amounts due to the CRO.

In addition, from time to time, the Company is involved in claims and suits that arise in the ordinary course of business. Management currently believes that the resolution of any such claims against the Company, if any, will not have a material adverse effect on the Company’s business, financial condition or results of operations.

Note 12 – Acquisition of patents

As discussed in Note 11 above, the Company consummated an asset purchase on October 16, 2012 and paid $3,500,000 for certain assets, including intellectual property, certain related licenses and sublicenses, FDA filings and various forms of the PRO 140 drug product. The Company followed the guidance in Financial Accounting Standards topic 805 to determine if the Company acquired a business. Based on the prescribed accounting, the Company acquired assets and not a business. As of May 31, 2014, the Company has recorded $3,500,000 of intangible assets in the form of patents. The Company estimates the patents have an estimated life of ten years.

As of the date of this filing, management cannot reasonably estimate the likelihood of paying the milestone payments and royalties described in Note 11 and, accordingly, as of May 31, 2014, the Company has not accrued any liabilities related to these contingent payments, as more fully described above in Note 11.

The following presents intangible assets activity:

	May 31, 2014	May 31, 2013
Gross carrying amounts	$3,500,000	$3,500,000
Accumulated amortization	(568,750)	(218,750)

Total amortizable intangible assets, net	2,931,250	3,281,250
Patents currently not amortized	35,989	35,989

Carrying value of intangibles, net	$2,967,239	$3,317,239

Amortization expense related to intangible patents was approximately $350,000 and $219,000 for the year ended May 31, 2014 and May 31, 2013, respectively. The estimated aggregate future amortization expense related to the Company’s intangible assets with finite lives is estimated at approximately $350,000 per year for the next five years.

Note 13 – Subsequent Events

In furtherance of our business strategy and subsequent to fiscal year-end 2014, the Company entered into a manufacturing agreement with a contract manufacturing organization to initiate preparations for the potential future manufacturing of additional PRO 140. In the event this agreement is terminated by the Company, it will incur financial penalties up to $1.9 million determined by the date the notice of termination is delivered in relation to the anticipated manufacturing date. If the notice is delivered more than three months in advance of the anticipated manufacturing date, the penalty is approximately $1.1 million, or approximately $1.9 million thereafter.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses payable by the registrant in connection with the sale of shares of our common stock covered by this registration statement, other than sales commissions or discounts, and related expenses, which will be paid by the selling shareholders. All amounts shown, except the SEC registration fee, are estimates:

SEC registration fee	$3,500
Printing expenses	10,000
Legal fees and expenses	47,500
Accounting fees and expenses	5,000
Miscellaneous fees and expenses	10,000

Total	$76,000

Item 14. Indemnification of Directors and Officers.

Article Eighth (c) of the registrant’s Articles of Incorporation, Article VI of the registrant’s Bylaws and Title 7, Article 109 of the Colorado Corporation Code (the “Colorado Code”) provide for the indemnification of the registrant’s directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Article Eighth (c) of the registrant’s Articles of Incorporation and Article VI of the registrant’s Bylaws require the registrant to indemnify, to the extent permitted by Colorado statute, its officers and directors against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement, actually and necessarily incurred by such officers and directors in connection with the defense of any action, suit or proceeding in which such officer or director is made a party by reason of being or having been a director, officer, employee or agent of the registrant or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, if the person acted in good faith and, in the case of conduct in the person’s official capacity, in a manner he or she reasonably believed to be in the best interests of the registrant or, in all other cases, in a manner that was at least not opposed to the corporation’s best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Article VI of the registrant’s Bylaws also requires the registrant to indemnify its officers and directors against expenses actually and reasonably incurred by an officer, director, employee or agent of the registrant who is successful on the merits in defense of any action, suit or proceeding. Article VI of the registrant’s Bylaws provide that in no case will indemnification be made to any director who is adjudged liable on the basis that the director derived an improper personal benefit.

The Colorado Code requires the indemnification of an individual made a party to a proceeding because the individual is or was a director, officer, employee, or agent of a corporation (unless limited by the corporation’s articles of incorporation) if the individual is wholly successful in the proceeding, on the merits or otherwise. In addition, the Colorado Code allows a corporation to indemnify such an individual if: (a) the conduct of the individual was in good faith; (b) the individual reasonably believed: in the case of conduct in an official capacity with the registrant that the individual’s conduct was in the best interests of the registrant; or in the case of conduct in other capacities that the individual’s conduct was at least not opposed to the registrant’s best interests; and (c) in the case of a criminal proceeding, the individual did not have reasonable cause to believe that the individual’s conduct was unlawful.

However, the Colorado Code does not permit indemnification:

•	in the case of any proceeding by or in the right of the registrant (a derivative action), if the individual was adjudged liable to the corporation; or

•	in connection with a proceeding that charged the individual with and adjudged the individual liable for improperly receiving a personal benefit.

The Colorado Code also authorizes a court to order indemnification, whether or not the above standards of conduct have been met, if the court determines that the officer or director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

The indemnification described in the Colorado Code is not exclusive of any other rights to which officers or directors may be entitled under a corporation’s articles of incorporation or bylaws, or under any agreement, action of its board of directors, vote of shareholders or otherwise.

The registrant maintains a directors’ and officers’ insurance policy which insures the officers and directors of the registrant from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of the registrant.

Effective January 8, 2013, the registrant entered into indemnification agreements (each an “Indemnification Agreement”) with each of its directors and officers. Additionally, effective September 27, 2013 and September 16, 2014, the registrant entered into an Indemnification Agreement with each of A. Bruce Montgomery, M.D. and Carl C. Dockery, respectively, in connection with their appointment to the Board of Directors. Under the Indemnification Agreements, the registrant has agreed, to the fullest extent permitted by the laws of the State of Colorado, and in accordance with the terms, conditions and limitations set forth in the Indemnification Agreements, to indemnify each of its directors and officers against all judgments, penalties, fines and amounts paid in settlement, and all expenses actually and reasonably incurred, in connection with legal proceedings to which an officer or director is, or is threatened to be, made a party, including, without limitation, a lawsuit, arbitration, administrative hearing or investigation, whether by or in the right of the registrant or otherwise. The right to indemnification also extends to actions taken by the director or officer in other capacities in which he is serving at the request of the registrant.

Indemnification is not available: (a) if the act or omission by the director or officer was committed in bad faith; (b) if the director or officer did not reasonably believe, in a case of conduct in his official capacity with the registrant, that the action was in the best interests of the registrant, or, in all other cases, that the action was at least not opposed to the registrant’s best interests; (c) if, in a criminal proceeding, the director or officer acted in a manner that he had reasonable cause to believe was unlawful; or (d) if the director or officer actually received an improper personal benefit. Indemnification also generally is not available if the proceeding is by or on behalf of the registrant and the director is found to be liable to the registrant or if the proceeding is brought by the director against the registrant. The Indemnification Agreements put in place specific processes and procedures for indemnification claims and advancement of expenses.

Item 15. Recent Sales of Unregistered Securities.

Since May 31, 2012, we have made the following unregistered sales of securities:

During the three months ended May 31, 2012, we issued upon exercise of warrants, 10,000 shares of common stock at an exercise price of $1.00 per share, for proceeds of $10,000. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

On July 27, 2012, we entered into a Settlement Agreement and Mutual Release (the “Settlement Agreement”) with William Carmichael and Mojdeh Javadi (the “Plaintiffs”). Pursuant to the Settlement Agreement, we issued 200,000 shares of our common stock to each of the Plaintiffs. In addition, we issued warrants to purchase up to 375,000 shares to each of the Plaintiffs. The warrants are fully vested and exercisable at a purchase price of $0.25 per share. We issued the shares and the warrants to the Plaintiffs in exchange for their full and complete release of any and all claims against us as of July 27, 2012. The warrants were exercised in full in August 2012. We relied on the exemption provided by Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D thereunder.

During the three months ended August 31, 2012, we issued to an investor upon exercise of warrants, 5,000 shares of our common stock at an exercise price of $1.00 per share, for proceeds of $5,000. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

During the same period, we issued 60,000 shares of common stock valued at $2.68 per share to a consultant in exchange for services. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

On September 24, 2012, concurrent with entering into a consulting agreement for strategic communication services, we granted to a consultant fully-vested stock options to purchase common shares expiring two years from the date of the consulting agreement as follows: (i) 100,000 shares of common stock at an exercise price of $1.00 per share; (ii) 25,000 shares of common stock at an exercise price of $3.50 per share; and (iii) 50,000 shares of common stock at an exercise price of $5.00 per share. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

Effective October 1, 2012, concurrent with entering into a one-year consulting agreement with an individual, we granted stock options to the individual to purchase 200,000 shares of common stock expiring on September 30, 2015, in three tranches: (i) 50,000 shares at an exercise price of $1.00 per share vesting in full on October 31, 2012; (ii) 50,000 shares at an exercise price of $2.00 per share vesting in full on December 31, 2012; and (iiii) 100,000 shares at an exercise price of $3.00 per share vesting in full on December 31, 2012. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

On October 10, 2012, the board of directors granted nonqualified stock options to purchase a total of 140,000 shares of common stock to four individuals as consideration for consulting services. All of the options have a three-year term and an exercise price of $1.80 per share. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

During the period from October 1, 2012, to November 30, 2012, we sold a total of $5,648,250 of unsecured convertible promissory notes in a private placement (“Convertible Notes”). The Convertible Notes bear interest at an annual rate ranging from 5% to 10% payable semi-annually, are convertible into common shares at a price of $0.75 per share, and mature three years from the date of issuance. In connection with sale of these Convertible Notes, we issued two-year warrants to purchase a total of 7,530,676 common shares. Of these warrants, 3,000,000 are exercisable at a price of $1.50 per share and 4,530,676 are exercisable at a price of $2.00 per share.

In December 2012, we issued 756,000 shares of common stock at a conversion price of $0.75 per share in connection with the conversion of $567,000 of Convertible Notes issued in October 2012, and an additional 5,604 shares in satisfaction of accrued interest on the Convertible Notes.

During the three months ended February 28, 2013, we sold a total of $260,000 of Convertible Notes to two individuals, in exchange for cash in an equal amount. These Convertible Notes are convertible at the election of the holder into shares of common stock at a fixed conversion price of $0.75 per share. In connection with the sale of these Convertible Notes, we issued warrants to purchase a total of 346,667 shares of common stock, expiring between December 31, 2014 and January 15, 2015. The warrants have an exercise price of $2.00 per share.

During the three months ended May 31, 2013, we sold a total of $680,000 Convertible Notes to two individuals and one entity in exchange for cash in an equal amount. Of these Convertible Notes, $250,000 are convertible into shares of common stock at a fixed conversion price of $0.75 per share and $380,000 are convertible into shares of common stock at a fixed conversion price of $0.65 per share. In connection with the sale of these Convertible Notes, we issued warrants to purchase a total of 625,641 shares of common stock, expiring between March 7, 2015 and May 31, 2015. Of the warrants, 333,334 shares had an exercise price of $2.00 per share and 292,307 shares had an exercise price of $0.75 per share.

Each Convertible Note purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act. We relied on the exemption from registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder in connection with the issuance of the Convertible Notes and warrants.

During the three months ended February 28, 2013, we issued 66,116 shares of common stock valued at $1.21 per share in satisfaction of certain accounts payable. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

On April 11, 2013, Jordan Naydenov, a director, purchased an unsecured promissory note in the principal amount of $500,000. The principal of the note is due on April 11, 2014, and bears interest at the annual rate of 15%. Accrued interest is payable semi-annually in common shares at a rate of $0.50 per share, up to a total of approximately 150,000 shares. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

On July 31, 2013, we sold a total of $1,200,000 in notes (the “Bridge Notes”) in a private placement to seven individuals and one entity in exchange for cash in an equal amount. Each Bridge Note bears interest at 5% per year and is convertible into common stock at a fixed conversion price of $0.65 per share. Each Bridge Note holder had the right to convert all, but not less than all, of the principal amount of each note plus accrued but unpaid interest into Units issued in our private placement transaction, as described below. Six holders of Bridge Notes totaling $850,000 in principal amount elected to convert their notes into a total of 659,486 Units, and one Bridge Note in the principal amount of $250,000 was repaid in cash.

In connection with the sale of the Bridge Notes, we issued to investors warrants to purchase a total of 923,072 shares of common stock exercisable at a price of $0.50 per share, expiring on July 31, 2016. Additionally, we paid $120,000 to a registered broker-dealer who acted as placement agent with respect to the Bridge Notes and related warrants.

Each Bridge Note purchaser is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act. We relied on the exemption from registration afforded by Section 4(a)(2) of the Securities Act and Rule 506 promulgated thereunder in connection with the issuance of the Bridge Notes and related warrants.

Effective August 1, 2013, we issued a total of 1,242,949 shares of common stock to two investors in connection with conversion of Convertible Notes issued in October 2012, in a total principal amount of $920,000, plus accrued interest. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

On September 5, 2013, we issued a stock option to purchase a total of 305,000 shares of common stock at an exercise price of $0.75 per share to the principal of an Austrian investor relations firm retained to provide investor relations services in Europe. The option, which will terminate on September 4, 2018, vested as to 50,000 shares on the date of issuance and will vest at the monthly rate of 15,000 shares for each month during which the consulting agreement is in place. The consulting agreement, which has a term of 18 months, may be terminated for any reason after six months. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

Effective October 1, 2013, we issued warrants to purchase a total of 292,307 shares of common stock to one individual and one entity in connection with their conversion of Convertible Notes issued in May 2013, in a total principal amount of $380,000 plus accrued interest into 594,385 shares of common stock and their release of claims relating to their acquisition of securities of the Company other than under the express terms of the securities. The five-year warrants are exercisable at $0.75 per share.

Also effective October 1, 2013, we issued 266,666 shares of common stock to one investor in connection with the conversion of a Convertible Note issued in October 2012, in a total principal amount of $200,000.

On October 4, 2013, we issued 21,963 shares of common stock to the Max Gould Educational Fund, upon the conversion of a note in a total principal amount of $9,000, plus accrued interest.

On October 31, 2013, we issued 50,000 shares of common stock to an investor upon the exercise of a warrant issued in 2008.

We issued 157,154 shares of common stock upon the conversion of a Bridge Note in the principal amount of $100,000 plus accrued interest, effective January 3, 2014.

During the three months ending November 30, 2013, we completed the private sale of 11,153,850 Units at a purchase price of $1.30 per Unit for total gross sale proceeds of approximately $14,500,000 in a private placement to 170 purchasers. Each Unit includes two shares of common stock plus a warrant to purchase one additional share of common stock for each Unit sold. Warrants issued in the Unit offering (the “Unit Warrants”) are exercisable at an exercise price of $0.75 per share and expire five years after issuance. In the private placement of Units, a total of 22,307,700 shares of common stock were sold, together with Unit Warrants to purchase a total of 11,233,850 additional shares of common stock.

We paid to the placement agent for the Unit offering a sales commission equal to approximately $1,816,400 and issued seven-year warrants to the placement agent with an exercise price of $0.75 per share to purchase 4,860,092 shares of common stock. To the extent the Unit Warrants issued in the offering are subsequently exercised, the placement agent will be entitled to an additional cash fee of 6% of gross exercise proceeds realized.

We relied on Section 4(a)(2) of the Securities Act, and the safe harbor provisions of Rule 506 promulgated thereunder, in connection with its offer and sale of Units to accredited investors, as that term is defined in Rule 501 of Regulation D. The placement agent warrants were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On January 15, 2014, we issued a warrant to purchase 50,000 shares of common stock at a purchase price of $0.75 per share and with a term expiring November 1, 2016 in settlement of a claim for telecommunications services provided to us in the fall of 2012. The warrant was issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

On September 26, 2014, the Company issued a two-year term unsecured convertible promissory note in the aggregate principal amount of $2,000,000 to AVCP. The note bears interest at the annual rate of 5%. The principal balance of the note is due and payable in full on September 26, 2016, subject to acceleration of payment in the event of default. The principal amount of the note plus unpaid accrued interest is convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The conversion price is subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share that is 10% below the lowest sale price that is below $.9444 per share, for shares of CytoDyn common stock sold in future securities offerings, including sales to AVCP.

On February 6, 2015, the Company issued a short-term unsecured convertible promissory note in the aggregate principal amount of $1,500,000 to AVCP. The principal amount of the note plus unpaid accrued interest is convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at an initial conversion price of $1.00 per share. The note bears simple interest of 1.2% per month, payable at maturity on August 5, 2015. The conversion price is subject to (i) adjustment for stock splits and similar corporate events and (ii) reduction to a price per share that is 10% below the lowest sale price that is below $.9444 per share, for shares of CytoDyn common stock sold in future securities offerings, including sales to AVCP.

In connection with the two AVCP notes, the Company issued warrants to AVCP covering 250,000 and 75,000 shares of the Company’s common stock exercisable at a price of $0.50 per share on September 26, 2014 and February 6, 2015, respectively. The warrants are currently exercisable in full, include a cashless exercise feature, and will expire on December 31, 2019 and February 28, 2020, respectively.

On March 20, 2015, and March 23, 2015, holders of the Company’s three-year convertible promissory notes in the aggregate principal amount of $2,825,000, and accrued and unpaid interest of $93,131, elected to convert their notes, and accrued and unpaid interest, into common stock of the Company at the rate of $0.75 per share. The conversion resulted in the issuance of an aggregate of 3,881,463 shares of common stock to the holders and a cash interest payment of $7,028. In connection with the conversion of the Notes on March 20 and 23, 2015, and during 2013, the Company issued to the holders warrants to purchase an aggregate of 5,555,000 shares of Common Stock at an exercise price of $1.00 per share. All but one of the warrants is exercisable through October 2015, and one warrant, for the purchase of 160,000 shares of Common Stock, is exercisable through January 2016. The Company agreed to register the shares of Common Stock issuable upon exercise of the warrants.

On May 15, 2015, we issued $3,981,050 million in aggregate principal amount of unsecured convertible promissory notes and related warrants to purchase 1,061,586 shares of Common Stock in a private placement to various accredited investors. The principal amount of the notes plus unpaid accrued interest is convertible at the election of the holder into shares of the Company’s common stock at any time prior to maturity at a conversion price of $.75 per share. The notes bears interest of 7% per year, payable at maturity, which dates range from October 30, 2015 to November 15, 2015. The conversion price is subject to adjustment for stock splits and similar corporate events. Warrants issued in connection with this offering are exercisable at an exercise price of $0.75 per share and expire five years after issuance. As part of the consideration for the services provided by it in this offering, the Company issued to Paulson, as placement agent in the offering, a warrant to purchase an aggregate of 530,802 shares of Common Stock, with an exercise price of $0.75 per share and a term of five years.

We relied on the exemption provided by Section 4(a)(2) of the Securities Act in connection with the above described note conversions and warrant exercises.

Unregistered Sales to Directors and Officers for Compensatory Purposes In connection with and as consideration for services, we issued shares of common stock to our directors, in reliance on the exemption from registration set forth in Section 4(a)(2) of the Securities Act, as follows:

•	16,675 shares during the three month period ended May 31, 2012;

•	16,230 shares during the three month period ended August 31, 2012;

•	7,810 shares during the three month period ended November 30, 2012;

•	12,500 shares during the three month period ended February 28, 2013; and

•	14,980 shares during the three month period ended May 31, 2013.

In connection with and as consideration for services, we issued options to purchase shares of common stock to our directors, in reliance on the exemption from registration set forth in Section 4(a)(2) of the Securities Act, as follows:

•	On August 9, 2011, options to purchase a total of 200,000 shares at an exercise price of $2.00 per share, expiring in five years. The options were fully vested August 11, 2012.

•	On May 21, 2012, an option to purchase a total of 11,543 shares at an exercise price of $2.90 per share, expiring in five years. The option was fully vested May 21, 2013.

•	On June 1, 2012, options to purchase a total of 125,000 shares at an exercise price of $1.55 per share, expiring in five years. The options were fully vested on June 1, 2013.

In connection with and as consideration for services, we granted options to purchase shares of common stock to certain officer level employees, in reliance on the exemption from registration set forth in Section 4(a)(2) of the Securities Act, as follows:

•	On October 10, 2012, options to purchase a total of 225,000 shares of common stock at an exercise price of $1.80 to two officers.

During the three months ended February 28, 2013, a former director exercised an option to purchase 25,000 shares of common stock at an exercise price of $0.34 per share. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

On October 11, 2013, we issued stock bonuses totaling 53,601 shares of common stock, net of withholding taxes, to two executive officers. We relied on the exemption provided by Section 4(a)(2) of the Securities Act.

Item 16. Exhibits.

The Index to Exhibits listing the exhibits required by Item 601 of Regulation S-K is located on the page immediately following the signature page to this registration statement.

Item 17. Undertakings.

The registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (“Securities Act”).

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Vancouver, State of Washington, on June 8, 2015.

CYTODYN INC.
(Registrant)

By:	/s/ Nader Z. Pourhassan
Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nader Z. Pourhassan and Michael D. Mulholland, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated on June 8, 2015.

Principal Executive Officer and Director:

/s/ Nader Z. Pourhassan
Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer, Director

Principal Financial and Accounting Officer:

/s/ Michael D. Mulholland
Michael D. Mulholland
Chief Financial Officer, Treasurer and Corporate Secretary

Directors:

/s/ Anthony D. Caracciolo

Anthony D. Caracciolo

/s/ Denis R. Burger

Denis R. Burger, Ph.D.

/s/ Carl C. Dockery

Carl C. Dockery

/s/ Gregory A. Gould

Gregory A. Gould

/s/ A. Bruce Montgomery

A. Bruce Montgomery, M.D.

/s/ Jordan G. Naydenov

Jordan G. Naydenov

/s/ S. Michael Nobel, Ph.D.

S. Michael Nobel, Ph.D.

INDEX TO EXHIBITS

Exhibit Number	Description

2.1	Asset Purchase Agreement, dated as of July 25, 2012, between CytoDyn Inc. and Progenics Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed July 30, 2012).

3.1	Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10SB12G filed July 11, 2002).

3.2	Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed November 12, 2003).

3.3	Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.4 to the Registrant’s Annual Report on Form 10-K filed March 12, 2010).

3.4	Amendment to Articles of Incorporation (incorporated by reference to Exhibit 3.5 to the Registrant’s Current Report on Form 8-K filed April 29, 2010).

3.5	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed November 10, 2011).

4.1	Form of Convertible Promissory Note bearing interest at 10% per annum with related common stock warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q filed April 12, 2013).

4.2	Form of Convertible Promissory Note bearing interest at 5% per annum with related common stock warrant (incorporated by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q filed April 12, 2013).

4.3	Form of Convertible Promissory Note bearing interest at 5% per annum (incorporated by reference to Exhibit 4.3 to the Registrant’s Form S-1 Registration Statement filed November 15, 2013 (the “Form S-1”)).

4.4	Form of common stock warrant (incorporated by reference to Exhibit 4.4 to the Form S-1).

4.5	Form of purchase warrant issued to Paulson Investment Company, Inc. (incorporated by reference to Exhibit 4.5 to the Form S-1).

4.6	Form of Convertible Promissory Note bearing interest at 7% per annum (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed May 5, 2015).

4.7	Form of Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed May 18, 2015).

5	Opinion of Brownstein Hyatt Farber Schreck, LLP**

10.1	Patent License Agreement between Allen D. Allen and CytoDyn of New Mexico Inc. (incorporated by reference to Exhibit 10.2 to the Registrant’s Annual Report on Form 10-KSB filed September 14, 2004).

10.2	Amendment to Patent License Agreement (incorporated by reference to Exhibit 10.6.1 to the Registrant’s Form SB-2/A filed March 21, 2005).

10.3*	CytoDyn Inc. 401(k) Profit Sharing Plan (incorporated by reference to Exhibit 10.11 to the Registrant’s Amendment No. 1 to Annual Report on Form 10-K filed August 5, 2011).

10.4*	CytoDyn Inc. 2004 Stock Incentive Plan (the “2004 Plan”) (incorporated by reference to Exhibit 10.10 to the Registrant’s Amendment No. 1 to Annual Report on Form 10-K filed August 5, 2011).

10.5*	Form of Stock Option Award for Employees under the 2004 Plan (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K filed August 29, 2013 (the “2013 10-K”)).

10.6*	Form of Stock Option Award for Non-Employee Directors under the 2004 Plan (incorporated by reference to Exhibit 10.6 to the 2013 10-K).

10.7*	CytoDyn Inc. 2012 Equity Incentive Plan (the “2012 Plan”) (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed December 18, 2012).

Exhibit Number	Description

10.8*	Form of Stock Option Award Agreement for Employees under the 2012 Plan (incorporated by reference to Exhibit 10.8 to the 2013 10-K).

10.9*	Form of Stock Option Award Agreement for Non-Employee Directors under the 2012 Plan (incorporated by reference to Exhibit 10.9 to the 2013 10-K).

10.10*	Form of Stock Option Award Agreement for Employees granted under an arrangement not approved by the Registrant’s shareholders (incorporated by reference to Exhibit 10.10 to the 2013 10-K).

10.11*	Form of Stock Option Award Agreement for Non-Employee Directors granted under an arrangement not approved by the Registrant’s shareholders (incorporated by reference to Exhibit 10.11 to the 2013 10-K).

10.12*	Form of Indemnification Agreement with directors and officers of the Registrant (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed January 14, 2013).

10.13*	Summary of Non-Employee Director Compensation Program Effective June 1, 2013 (incorporated by reference to Exhibit 10.13 to the 2013 10-K).

10.14*	Transition Agreement, dated as of July 25, 2012, between CytoDyn Inc. and Kenneth J. Van Ness (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed July 25, 2012).

10.15*	Separation Agreement and Release, dated as of May 31, 2013, between CytoDyn Inc. and Richard J. Trauger (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed June 10, 2013).

10.16*	Employment Agreement and Non-Compete Agreement between CytoDyn Inc. and Nader Pourhassan dated October 17, 2011 (incorporated by reference to Exhibit 10.16 to the 2013 10-K).

10.17*	Convertible Promissory Note dated October 16, 2012, in the principal amount of $1,000,000 issued to Jordan Naydenov, together with a related common stock warrant to purchase 1,333,333 shares of the Registrant’s common stock (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed April 12, 2013).

10.18*	Promissory Note dated April 11, 2013, in the principal amount of $500,000 issued to Jordan Naydenov (incorporated by reference to Exhibit 10.18 to the 2013 10-K).

10.19*	Form of Common Stock Warrant Agreements for Jordan Naydenov covering a total of 303,200 shares of the Registrant’s common stock and expiring March to May of 2014 (incorporated by reference to Exhibit 10.19 to the 2013 10-K).

10.20*	Consulting Agreement between CytoDyn Inc. and S. Michael Nobel dated March 28, 2013 (incorporated by reference to Exhibit 10.20 to the 2013 10-K).

10.21	Development and License Agreement between Protein Design Labs, Inc. (to which AbbVie Biotherapeutics Inc. is successor in interest) and Progenics Pharmaceuticals, Inc. (to which CytoDyn Inc. is successor in interest) effective as of April 30, 1999, as amended by letter agreement dated November 24, 2003 (incorporated by reference to Exhibit 10.21 to the 2013 10-K).

10.22	Clinical Research Collaboration Agreement between CytoDyn Inc. and Philadelphia Health and Education Corporation dba Drexel University College of Medicine effective November 15, 2012 (incorporated by reference to Exhibit 10.22 to the 2013 10-K).

10.23	Amendment to Clinical Research Collaboration Agreement between CytoDyn Inc. and Philadelphia Health and Education Corporation dba Drexel University College of Medicine effective February 10, 2014 (incorporated by reference to Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed April 11, 2014).

10.24	Clinical Trial Agreement between CytoDyn Inc. and Philadelphia Health and Education Corporation dba Drexel University College of Medicine effective February 10, 2014 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed April 11, 2014).

10.25*	Consulting Agreement between CytoDyn Inc. and Denis R. Burger dated February 21, 2014 (incorporated by reference to Exhibit 10.25 to the Registrant’s Annual Report on Form 10-K filed July 10, 2014).

10.26	Form of Subscription Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed May 5, 2015).

23.1***	Consent of Warren Averett LLP.

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Management contract or compensatory plan or arrangement
**	To be filed by amendment
***	Filed herewith